$35,000,000.00

REVOLVING CREDIT AGREEMENT

Among

UNITED ARTISTS THEATRE COMPANY, a Delaware corporation;

UNITED ARTISTS THEATRE CIRCUIT, INC., a Maryland corporation;

UNITED ARTISTS REALTY COMPANY, a Delaware corporation;

UNITED ARTISTS PROPERTIES I CORP., a Colorado corporation;

and

UNITED ARTISTS PROPERTIES II CORP., a Colorado corporation;

and

THE LENDERS PARTY HERETO

and

BANKERS TRUST COMPANY, as Administrative Agent

Dated as of February 2, 2001

Arranged By:

Deutsche Banc Alex. Brown Inc.

REVOLVING CREDIT AGREEMENT

This REVOLVING CREDIT AGREEMENT, dated as of February 2, 2001 is entered into by and among UNITED ARTISTS THEATRE COMPANY, a Delaware corporation ("UAT"), UNITED ARTISTS THEATRE CIRCUIT, INC., a Maryland corporation and a Subsidiary of UAT ("UATC"), UNITED ARTISTS REALTY COMPANY, a Delaware corporation and a Subsidiary of UAT ("UARC"), UNITED ARTISTS PROPERTIES I CORP., a Colorado corporation and a Subsidiary of UARC ("Prop I"), and UNITED ARTISTS PROPERTIES II CORP. ("Prop II"), a Colorado corporation and a Subsidiary of UARC (UAT, UATC, UARC, Prop I and Prop II being hereinafter collectively referred to as "Borrowers," and each individually as a "Borrower"), jointly and severally, the several lenders party to this Agreement (collectively, the "Lenders"; individually, a "Lender"), and BANKERS TRUST COMPANY ("BTCo"), as administrative agent (the "Administrative Agent").

RECITALS

A.   On September 5, 2000, Borrowers and certain of their Subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court, for the District of Delaware (the "Bankruptcy Court"), with all such cases being jointly administered for procedural purposes under the Case No. 00-00-3514 (SRL).

B.   On January 22, 2001, the Bankruptcy Court entered its order confirming Borrowers' Plan of Reorganization (as defined below).

C.   Proceeds from the revolving credit facility provided hereunder are to be used to repay up to $25,000,000 plus accrued interest owed under the DIP Credit Agreement (as defined below) and to fund Borrowers' general working capital needs after confirmation of the Plan of Reorganization, including payment of interest and scheduled amortization payments due pursuant to the Restructured Term Credit Agreement (as defined below).

NOW, THEREFORE, in consideration of the above recitals and in order to induce the Lenders to make this revolving credit facility available to Borrowers, the parties hereto agree as follows:

ARTICLE 1.

DEFINITIONS

1.1   Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms have the following meanings:

"Additional Debt" means additional indebtedness for borrowed money, Capital Lease Obligations, and related Swap Contracts, on an unsecured or secured (relating to Capital Expenditures only) basis, not to exceed $5,000,000 in the aggregate.

"Adjusted Eurodollar Rate" means, for any Interest Rate Determination Date with respect to an Interest Period for a Eurodollar Rate Loan, the rate per annum obtained by dividing (i) the arithmetic average (rounded upward to the nearest 1/16 of one percent) of the offered quotations, if any, to first class banks in the interbank Eurodollar market by BTCo for U.S. dollar deposits of amounts in same day funds comparable to the respective principal amounts of the Eurodollar Rate Loans of BTCo for which the Adjusted Eurodollar Rate is then being determined with maturities comparable to such Interest Period as of approximately 10:00 A.M. (New York time) on such Interest Rate Determination Date <u>by</u> (ii) a percentage equal to 100% <u>minus</u> the stated maximum rate of all reserve requirements (including any marginal, emergency, supplemental, special or other reserves) applicable on such Interest Rate Determination Date to any member bank of the Federal Reserve System in respect of "Eurocurrency liabilities" as defined in Regulation D (or any successor category of liabilities under Regulation D).

"<u>Administrative Agent</u>" means BTCo, in its representative capacity as the Administrative Agent for the Lenders hereunder, and any permitted successor Administrative Agent.

"<u>Administrative Agent-Related Persons</u>" means BTCo and any successor Administrative Agent under Section 9.5, together with their respective Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Persons and Affiliates.

"<u>Affected Lender</u>" has the meanings assigned to that term in Section 2.6(c).

"<u>Affected Loan</u>" has the meaning assigned to that term in Section 2.6(c).

"<u>Affiliate</u>" means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. A Person shall be deemed to control another Person if the controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting securities, by contract or otherwise. Without limitation, any director, executive officer or beneficial owner of 10% or more of the equity of a Person shall for the purposes of this Agreement, be deemed to control the other Person. In no event shall the Lenders be deemed an "Affiliate" of Borrowers or of any Subsidiary of Borrowers.

"<u>Agreement</u>" means this Revolving Credit Agreement, as amended, modified, supplemented, renewed, replaced, or restated from time to time in accordance with the terms hereof.

"<u>Aggregate Amount Due</u>" has the meaning assigned to that term in Section 10.5.

"<u>Aggregate Commitment</u>" means the revolving credit Commitments of the Lenders, in the principal amount of Thirty Five Million Dollars ($35,000,000.00), as such amount may or shall be reduced from time to time pursuant to this Agreement.

"<u>Anschutz</u>" means The Anschutz Corporation.

"<u>Anschutz Sub Debt</u>" means additional subordinated indebtedness for borrowed money incurred by Borrowers or preferred stock issued by Borrowers, not to exceed $25,000,000 in the aggregate, with pay-in-kind interest or pay-in-kind dividends, payable to Anschutz or any of its subsidiaries or affiliates, as amended, modified, supplemented or restated from time to time to the extent permitted pursuant to Sections 7.18 and 7.19 hereof. Notwithstanding any other provision contained herein, any Anschutz Sub Debt: (i) shall be subordinate to Borrowers' Obligations under this Agreement; (ii) shall be payable from Borrowers only, with no upstream credit support of any Subsidiaries of Borrowers; (iii) shall have no cash payment (whether principal, interest, dividend or otherwise) until the later of (x) the maturity of the Anschutz Sub Debt or (y) payment in full in cash of all Obligations (other than Contingent Obligations and indemnities that survive the repayment of the Loans) under this Agreement; and (iv) shall have a maturity date no earlier than one (1) year after the Termination Date.

"Applicable Base Rate Margin" has the meaning assigned to that term in Section 2.2(a).

"Applicable Eurodollar Rate Margin" has the meaning assigned to that term in Section 2.2(a).

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Assignment Agreement" means an Assignment Agreement in substantially the form of Exhibit N annexed hereto.

"Assistant Secretary" means any Assistant Secretary of a Borrower.

"Attorney Costs" means and includes all reasonable fees and disbursements of any law firm or other external counsel, including the reasonable cost of retaining consultants and financial advisors.

"Audited Financial Statement" means the audited consolidated balance sheet of Borrowers and their Subsidiaries for the fiscal year ended December 30, 1999, and the related consolidated statements of income and cash flows for such fiscal year of Borrowers and their Subsidiaries.

"Auditors" means Arthur Andersen LLP or other independently certified public accountants of recognized national standing reasonably acceptable to the Lenders.

"Bankruptcy Code" means the Title 11 of the United States Code entitled "Bankruptcy," as now and hereafter in effect, or any successor statute.

"Bankruptcy Court" shall have the meaning ascribed to such term in the Recitals to this Agreement.

"Base Rate" means, at any time, the higher of (i) the Prime Rate or (ii) the rate which is 1/2 of 1% in excess of the Federal Funds Effective Rate.

"Base Rate Loans" means Loans bearing interest at rates determined by reference to the Base Rate as provided in Section 2.2(a).

"BofA" means Bank of America, N.A.

"<u>Borrowers</u>" has the meaning specified in the introductory paragraph to this Agreement.

"<u>Borrowing</u>" means a borrowing hereunder consisting of Loans made to Borrowers by the Lenders pursuant to Section 2.1.

"<u>BTCo</u>" shall mean Bankers Trust Company.

"<u>Business Day</u>" means (i) for all purposes other than as covered by clause (ii) below, any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close, and (ii) with respect to all notices, determinations, fundings and payments in connection with the Eurodollar Rate or any Eurodollar Rate Loans, any day that is a Business Day described in clause (i) above and that is also a day for trading by and between banks in Dollar deposits in the interbank Eurodollar market.

"<u>Capital Expenditures</u>" means, for any reporting period and with respect to any Borrower the aggregate of all principal amounts for any acquisition and the amount of any financing or leasing by such Borrower and its Subsidiaries for the acquisition, financing or leasing of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period and all amounts paid or accrued on Capital Leases and Indebtedness incurred or assumed to acquire capital assets) which are placed into service and should be capitalized under GAAP on a consolidated balance sheet of such Borrower and its Subsidiaries. For purposes of this definition, the purchase price of equipment that is purchased substantially contemporaneously with the trade-in of existing equipment or with insurance proceeds paid on account of loss or of damage to the assets being replaced or restored, or with the proceeds from the sale of assets being replaced or restored, shall be included in Capital Expenditures only to the extent of the gross amount of such purchase price less the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of proceeds from insurance or asset sale, as the case may be.

"<u>Capital Lease</u>" means any leasing or similar arrangement which, in accordance with GAAP, would be capitalized on the balance sheet of such Person.

"<u>Capital Lease Obligations</u>" means all monetary obligations of Borrowers or any of their Subsidiaries under any Capital Lease.

"<u>Capital Stock</u>" means the capital stock or other equity interests of a Person.

"<u>Cases</u>" means the Chapter 11 cases concerning Borrowers and certain of their Subsidiaries, commenced on the Petition Date, described in Recital A hereof and pending in the Bankruptcy Court.

"<u>Cash</u>" means money, currency or a credit balance in a Deposit Account.

"<u>Cash Equivalents</u>" means:

(a)   securities issued or fully guaranteed or insured by the United States Government or any agency thereof and backed by the full faith and credit of the United States having maturities of not more than six months from the date of acquisition;

(b)   certificates of deposit, time deposits, Eurodollar time deposits, repurchase agreements, reverse repurchase agreements, or bankers' acceptances, having in each case a tenor of not more than six months, issued by any Lender, or by any U.S. commercial lender or any branch or agency of a non-U.S. lender licensed to conduct business in the U.S. having combined capital and surplus of not less than $500,000,000 whose short-term debt securities are rated at least A-1 by Standard & Poor's Corporation or any successor rating agency or P-1 by Moody's Investors Service, Inc. or any successor rating agency; and

(c)   commercial paper rated at least A-1 by Standard & Poor's Corporation or P-1 by Moody's Investors Service, Inc. and in either case having a tenor of not more than six months.

"CERCLA" has the meaning specified in the definition of "Environmental Laws."

"Certificate re Non-Bank Status" means a certificate substantially in the form of Exhibit B annexed hereto delivered by a Lender to Administrative Agent to pursuant to Section 2.7(b)(iii).

"Change of Control Event" means, with respect to any Person, an event or series of events by which:

(a)   during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of such Person cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above, constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or whose election or nomination to that board or other equivalent governing body was approved by persons or entities appointing or nominating the persons referred to in clauses (i) and (ii) above; or

(b)   Anschutz and/or any Affiliates of Anschutz cease to beneficially own and control, directly or indirectly, at least 25% of the issued and outstanding shares of capital stock of each Borrower entitled (without regard to the occurrence of any contingency) to vote for the election of members of the Governing Body of such Borrower.

"Closing Date" means the date on which all conditions precedent set forth in Section 4.2 are satisfied or waived by all the Lenders and the Administrative Agent.

"Code" means the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

"Collateral" means any property or assets of Borrowers, whether real property or personal property, tangible or intangible, that now or hereafter are subject to a security interest pursuant to this Agreement and the Security Agreements.

"Collateral Agent" means BofA, in its representative capacity as Collateral Agent for the Lenders hereunder and the lenders under the Restructured Term Credit Agreement, and any successor Collateral Agent.

"Collateral Agent - Related Person" means BofA and any successor Collateral Agent pursuant to Section 9.5, together with their respective Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Persons and Affiliates.

"Commercial Letter of Credit" means any letter of credit or similar instrument issued for the purpose of providing the primary payment mechanism in connection with the purchase of any materials, goods or services by any Borrower or any Subsidiary the ordinary course of business of such Borrower or such Subsidiary.

"Commitment" means the commitment of a Lender to make Loans to Borrowers pursuant to Section 2.1(a).

"Confirmation Date" means January 22, 2001, the date upon which the Confirmation Order was entered by the Bankruptcy Court.

"Confirmation Order" means the order of the Bankruptcy Court confirming the Plan of Reorganization pursuant to Section 1129 of the Bankruptcy Code.

"Consolidated" means, as applied to any financial or accounting term with reference to any Person, such term determined on a consolidated basis for such Person in accordance with GAAP, including principles of consolidation, consistently applied.

"Contingent Obligation" means, as to any Borrower (a) any Guaranty Obligation of that Borrower; and (b) any direct or indirect obligation or liability, contingent or otherwise, of that Borrower, (i) in respect of any letter of credit or similar instrument issued for the account of that Borrower or as to which that Borrower is otherwise liable for reimbursement of drawings or payments or (ii) to purchase any materials, supplies or other property from, or to obtain the services of, another Borrower if the relevant contract or other related document or obligation requires that payment for such materials, supplies or other property, or for such services, shall be made regardless of whether delivery of such materials, supplies or other property is ever made or tendered. The amount of any Contingent Obligation shall (subject, in the case of Guaranty Obligations, to the last sentence of the definition of "Guaranty Obligation") be deemed equal to the maximum reasonably anticipated liability in respect thereof.

"Contractual Obligations" means, as to any Borrower, any provision of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument, document or agreement to which such Borrower is a party or by which it or any of its property is bound.

"Controlled Group" means Borrowers and all Persons (whether or not incorporated) under common control or treated as a single employer with Borrowers or any of their

Subsidiaries pursuant to Section 414(b), (c), (m) or (o) of the Code, except Anschutz and its subsidiaries and affiliates other than Borrowers and their Subsidiaries.

"Deeds of Trust" means those certain Deeds of Trust with Security Agreement, Assignment of Leases and Rents and Fixture Filing, entered into between a Borrower and the Collateral Agent, all as modified by the Modifications of Deed of Trust.

"Default" means any event or circumstance which, with the giving of notice, the lapse of time, or both, would (if not cured or otherwise remedied during such time) constitute an Event of Default.

"DIP Credit Agreement" means the Revolving Credit Agreement dated as of September 5, 2000 by and among Borrowers and Anschutz.

"Disposition" means (a) the sale, lease, conveyance, transfer or other disposition of Property, including but not limited to a Sale-and-Leaseback Transaction, (b) the sale or transfer by Borrowers or any Subsidiary of Borrowers of any equity securities issued by any Subsidiary of Borrowers and held by such transferor Person (other than (i) PIK payment in respect of the Anschutz Sub Debt and (ii) grant of stock options duly approved by the board of directors for the Borrower granting the stock options as an employee or director incentive and the issuance of equity securities upon the exercise thereof), and (c) sale or transfer of any accounts and notes receivables, with or without recourse.

"Dollars," "dollars" and "$" each mean lawful money of the United States.

"EBITDA" means with respect to any Person for any period, (a) the gross operating revenues of such Person for such period derived in the ordinary course of its business from operations (including, in the case of Borrowers, revenues received as management fees under agreements entered into by Subsidiaries of Borrowers), minus, (b) all operating expenses from operations of such Person for such period, including without limitation, technical, film, actual operating lease rent (including actual operating lease rent payable to an Affiliate of such Person), selling, advertising, general and administrative expenses and corporate overhead of such Person during such period, plus (c) depreciation, amortization, and other non-cash charges in each case including, without limitation, any increase or decrease, resulting from any adjustments for appreciation or depreciation in the value of any option to acquire the common stock of Borrowers to the extent deducted in calculating operating income from continuing operations of such Person for such period, but only to the extent not paid in cash.

In the calculation of EBITDA there shall be excluded interest expense, interest income, extraordinary items and gains or losses on (and proceeds from) sales or dispositions of assets. With respect to the consolidated EBITDA of any Person, the effect of revenues and expenses associated with any minority interest in Subsidiaries of such Person, and intercompany transactions, including the payment of dividends by Subsidiaries of such Person shall be excluded. All dividends of unconsolidated (owned 50% or less) subsidiaries or other Persons shall be included to the extent they are paid in cash.

In the case of the sale, transfer or other disposition, or an acquisition of an operating theatre by any such Person during any period, EBITDA shall be adjusted as it would have been if such acquisition, sale, transfer or other disposition had been consummated on the first day of the most recently completed last twelve month period of such Person.

"Effective Date" means the date on which the Plan of Reorganization becomes effective.

"Eligible Assignee" means (a) a financial institution organized under the laws of the United States, or any state thereof, and having a combined capital and surplus of at least $100,000,000; (b) a commercial lender organized under the laws of any other country which is a member of the Organization for Economic Cooperation and Development (the "OECD"), or a political subdivision of any such country, and having a combined capital and surplus of at least $100,000,000, provided that such lender is acting through a branch or agency located in the country in which it is organized or another country which is also a member of the OECD; (c) any other entity which is an "accredited investor" (as defined in Regulation D under the Securities Act or any successor thereto) which extends credit or buys loans as one of its businesses, including but not limited to, insurance companies, mutual funds and lease financing companies; (d) a Lender; (e) an Affiliate of a Lender; (f) an Approved Fund; and (g) any other Person (other than a natural Person) approved by the Administrative Agent, in the case of any assignment of a Loan and, unless (x) such Person is taking delivery of an assignment in connection with physical settlement of a credit derivatives transaction or (y) an Event of Default or Default has occurred and is continuing, Borrowers (each such approval not to be unreasonably withheld or delayed); provided, however, no Person who competes with Borrowers in the motion picture exhibition business or is an affiliate to or a subsidiary of a Person who competes with Borrowers in the motion picture exhibition business can be an Eligible Assignee.

"Employee Benefit Plan" means a "pension plan"(as defined in Section 3(2) of ERISA) maintained by Borrowers or any of their respective ERISA Affiliates or as to which Borrowers or any such ERISA Affiliate has contributed or otherwise may have any liability.

"E.N." means E.N. Investment Company, a wholly-owned Subsidiary of Anschutz.

"Environmental Claims" means all claims, however asserted, by any Governmental Authority or other Person alleging potential liability or responsibility for violation of any applicable Environmental Law, or for release or injury to the environment or threat to public health, personal injury (including sickness, disease or death), property damage, natural resources damage, or otherwise alleging liability or responsibility for damages (punitive or otherwise), cleanup, removal, remedial or response costs, restitution, civil or criminal penalties, injunctive relief, or other type of relief, resulting from or based upon (a) the presence, placement, discharge, emission or release (including intentional and unintentional, negligent and non-negligent, sudden or non-sudden, accidental or non-accidental placement, spills, leaks, discharges, emissions or releases) of any Hazardous Material at, in, or from Property, whether or not owned by Borrowers, or (b) any other circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

"Environmental Laws" means all federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authorities applicable to Borrowers, in each case relating to environmental, health, safety and land use matters; including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the Clean Air Act, the Federal Water Pollution Control Act of 1972, the Solid Waste Disposal Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Emergency Planning and Community Right-to-Know Act, and any similar state or local law in effect, each as amended from time to time.

"Environmental Permits" has the meaning specified in Section 5.10(b).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and regulations promulgated thereunder.

"ERISA Affiliate" means any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such person pursuant to Section 414(b), (c), (n) or (o) of the Code or pursuant to Section 4001(b) of ERISA.

"Eurodollar Rate Loans" means Loans bearing interest at rates determined by reference to the Adjusted Eurodollar Rates as provided in Section 2.2(a).

"Event of Default" means any of the events or circumstances specified in Section 8.1.

"Event of Loss" means, with respect to any Property (tangible or intangible, real or personal) any of the following: (a) any loss, destruction or damage of such Property; or (b) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such Property, or confiscation of such property or asset or the requisition of the use of such Property.

"Exchange Act" means the Securities and Exchange Act of 1934 and regulations promulgated thereunder.

"Federal Funds Effective Rate" means, for any period, a fluctuating interest rate equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Administrative Agent from three Federal funds brokers of recognized standing selected by Administrative Agent.

"Filing Subsidiaries" means, collectively, those Subsidiaries of Borrowers who filed the Plan of Reorganization with the Bankruptcy Court in the Cases.

"Fund" means any Person (other than a natural Person) that is, or will be, engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"Funding and Payment Office" means (i) the office of Administrative Agent located at One Bankers Trust Plaza, 130 Liberty Street, New York, New York 10006 or (ii) such other office of Administrative Agent as may from time to time hereafter be designated as such in a written notice delivered by Administrative Agent to Borrowers and Lenders.

"Funded Indebtedness" means, without duplication, all Indebtedness for borrowed money and all Contingent Obligations relating thereto, Capital Lease Obligations and any net obligations of such Person under Swap Contracts on or after termination of the applicable Swap Contract.

"Funding Date" means the date of the funding of a Loan.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession, that are applicable to the circumstances as of the date of determination, consistently applied. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either Borrowers or the Lenders shall so request, the Administrative Agent, the Lenders and Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Lenders), provided that, until so amended, (a) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (b) Borrowers shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

"Governing Body" means the board of directors or other body having the power to direct or cause the direction of the management and policies of a Person that is a corporation, partnership, trust or limited liability company.

"Governmental Authority" means (a) any federal, state, county or municipal government, or political subdivision thereof, (b) any governmental or quasi-governmental agency, authority, board, bureau, commission, department, instrumentality, central bank or public body, or (c) any court, administrative tribunal or public utility having jurisdiction over Borrowers.

"Governmental Acts" has meanings specified in Section 3.5(a).

"Guaranty Obligation" means, as applied to any Borrower any direct or indirect liability of that Borrower with respect to any Indebtedness, lease, dividend, letter of credit or other obligation (the "primary obligations") of other Borrowers or their Subsidiaries (the "primary obligor"), including any obligation of other Borrowers or their Subsidiaries whether or not contingent, (a) to purchase, repurchase or otherwise acquire such primary obligations or any property constituting direct or indirect security therefor, or (b) to advance or provide funds (i) for the payment or discharge of any such primary obligation, or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor, or (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the holder of any such primary obligation against loss in respect thereof. The amount of any Guaranty Obligation shall be deemed equal to the stated or determinable amount of the related primary obligation in respect of which such Guaranty Obligation is made (except where the Guaranty Obligation is of limited recourse, then such lesser amount of the related primary obligation in respect of which such limited-recourse Guaranty Obligation is made) or, if not stated or if indeterminable, the maximum reasonably anticipated liability in respect thereof.

"Hazardous Materials" means all those substances which are regulated by, or which may form the basis of liability under, any applicable Environmental Law, including all substances identified under any applicable Environmental Law as a pollutant, contaminant, hazardous waste, hazardous constituent, special waste, hazardous substance, hazardous material, or toxic substance, or petroleum or petroleum derived substance or waste.

"Indebtedness" means, as to any Person at a particular time without duplication, all of the following:

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(b) net obligations under any Swap Contract in an amount equal to (i) if such Swap Contract has been closed out, the termination value thereof, or (ii) if such Swap Contract has not been closed out, the mark-to market value thereof determined on the basis of readily available quotations provided by any recognized dealer in such Swap Contract;

(c) whether or not so included as liabilities in accordance with GAAP, all obligations of such Person to pay the deferred purchase price of property or services, and indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(d) lease payment obligations under Capital Leases or Synthetic Lease Obligations;

(e) all Guaranty Obligations of such Person in respect of any of the foregoing; and

(f) all Contingent Obligations (other than Guaranty Obligations);

provided that obligations constituting contingent liabilities of such Person as a general partner or joint venturer in respect of operating liabilities of the partnership or joint venture in which it is such a general partner or joint venturer shall constitute Indebtedness only when and to the extent that such contingent liabilities become due and payable obligations of such general partner or joint venturer.

"Indebtedness Proceeds" means the proceeds of any indebtedness incurred for borrowed money and/or equity securities other than grant of stock options duly approved by the board of directors of each of the Borrowers granting the stock options as an employee or director incentive and the issuance of equity securities upon the exercise thereof issued by Borrowers or any of their Subsidiaries except for the following: (i) Indebtedness incurred by a Subsidiary that is not directly or indirectly wholly owned by any of the Borrowers; (ii) Additional Debt not to exceed five million dollars ($5,000,000); (iii) Anschutz Sub Debt; (iv) Restructured Term Credit Agreement not to exceed $252,069,405.42; and (v) Indebtedness (1) secured by Liens or Negative Pledges on Property, which Liens or Negative Pledges were created pursuant to Contractual Obligations in effect when such Property was purchased; and (2) secured by purchase money security interests incurred in the Ordinary Course of Business.

"Indemnitees" has the meaning specified in Section 10.3.

"Indemnified Liabilities" has the meaning specified in Section 10.3.

"Intercreditor and Subordination Agreement" means that certain Intercreditor and Subordination Agreement dated as of even date herewith by and among BTCo, in its capacity as administrative agent for the Lenders, and BofA, in its capacity as administrative agent for the lenders under the Restructured Term Credit Agreement, BofA, in its capacity as the collateral agent for the Lenders and the lenders under the Restructured Term Credit Agreement and the lenders under the Restructured Term Credit Agreement.

"Interest Coverage Ratio" means the ratio, determined as of the end of each fiscal quarter of Borrowers listed in the corresponding column under Section 7.14, of (i) consolidated EBITDA of Borrowers and their Subsidiaries, after giving effect on a pro forma basis to any acquisition of any assets or Persons permitted under Sections 7.3(a)(ii) and 7.4 and/or Permitted Dispositions under Section 7.2 (as if such acquisition or disposition occurred on the first day of the trailing four quarters) for the trailing four fiscal quarters to (ii) consolidated Interest Expense of Borrowers and their Subsidiaries for such trailing four fiscal quarters, except that during the first year after the Effective Date, consolidated Interest Expense shall be calculated by multiplying the average daily Interest Expense during the period from the Effective Date through the last day of the most recent quarter by 365 or 366, as applicable.

"Interest Expense" means, for any Person for any fiscal period, the sum of the amount of all interest on Funded Indebtedness that was paid, payable and/or accrued for such fiscal period.

"Interest Payment Date" means the last Business Day of each month.

"Interest Period" has the meaning specified in Section 2.2(b).

"Interest Rate Determination Date" means, with respect to any Interest Period, the second Business Day prior to the first day of such Interest Period.

"Issuing Lender" means, with respect to any Letter of Credit, a Lender which agrees or is otherwise obligated to issue such Letter of Credit, determined as provided in Section 3.1(b)(ii); provided that any Issuing Lender may be an Affiliate of BTCo (including, without limitation, Deutsche Bank (AG) so long as (i) BTCo is a Lender under this Agreement and (ii) such

Affiliate shall have become party to this Agreement on or prior to the date of any issuance of any Letter of Credit by such Affiliate.

"Laws" or "Law" means all applicable international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

"Leasehold Deeds of Trust" means those certain Leasehold Deeds of Trust and Fixture Filing and Assignment of Leases and Rents, substantially in the form of Exhibit I, entered into between a Borrower, a trustee appointed in each relevant jurisdiction and the Collateral Agent, as modified to conform to the requirements of any given jurisdiction.

"Lender" has the meaning specified in the introductory paragraph hereto and includes successors and permitted assigns pursuant to Section 10.1.

"Lender Affiliate" means a Person which is an Affiliate of a Lender.

"Lending Office" means, with respect to any Lender, the office or offices of the Lender specified as its "Lending Office" opposite its name on the applicable signature page hereto, or such other office or offices of the Lender as it may from time to time specify to Borrowers and the Administrative Agent.

"Letter of Credit" or "Letters of Credit" means Commercial Letters of Credit and Standby Letters of Credit issued or to be issued by Issuing Lenders for the account of Borrowers pursuant to Section 3.1.

"Letter of Credit Usage" means, as at any date of determination, the sum of (i) the maximum aggregate amount which is or at any time thereafter may become available for drawing under all Letters of Credit then outstanding plus (ii) the aggregate amount of all drawings under Letters of Credit honored by Issuing Lenders and not theretofore reimbursed by Borrowers (including any such reimbursement out of the proceeds of Loans pursuant to Section 3.3(b)).

"Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement (in the nature of compensating balances, cash collateral accounts or security interests), encumbrance, lien (statutory or other), charge, or priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the UCC or comparable Laws of any jurisdiction), including the interest of a purchaser of accounts receivable.

"Loan(s)" means extensions of credit by a Lender to or for the benefit of Borrowers pursuant to Section 2.1.

"Loan Documents" means this Agreement, the Notes, the Security Agreements, the Intercreditor and Subordination Agreement, all documents, agreements, certificates, or instruments delivered to the Administrative Agent, the Collateral Agent, or the Lenders in connection therewith, and any amendments, supplements, modifications, renewals, or restatements thereto.

"Loan Exposure" means, with respect to any Lender as of any date of determination (i) prior to the termination of the Commitments, that Lender's Commitment and (ii) after the termination of the Commitments, the sum of (a) the aggregate outstanding principal amount of the Loans of that Lender plus (b) in the event that Lender is an Issuing Lender, the aggregate Letter of Credit Usage in respect of all Letters of Credit issued by that Lender (in each case net of any participations purchased by other Lenders in such Letters of Credit or any unreimbursed drawings thereunder) plus (c) the aggregate amount of all participations purchased by that Lender in any drawings under Letters of Credit honored by Issuing Lenders and not theretofore reimbursed by Borrowers.

"Majority Lenders" means, at any time, the Lenders then having or holding more than fifty percent (50%) of the Aggregate Commitment.

"Margin Stock" means "margin stock" as such term is defined in Regulation T, U or X of the Federal Reserve Board.

"Material Adverse Effect" means any set of circumstances or events (other than the filing and prosecution of the Cases and as may be contemplated by the Plan of Reorganization) which (a) has or could reasonably be expected to have any material adverse effect whatsoever upon the validity or enforceability of any Loan Document, (b) is or could reasonably be expected to be material and adverse to the condition (financial or otherwise), business, assets or operations of Borrowers and their Subsidiaries, taken as a whole, or (c) materially impairs or could reasonably be expected to materially impair the ability of Borrowers and their Subsidiaries, taken as a whole, to perform the Obligations.

"Material Subsidiary" means, at any particular time, any Wholly-Owned Subsidiary of Borrowers that, together with the Subsidiaries of such Subsidiary, (a) accounted for more than five percent (5%) of EBITDA for the most recently completed four fiscal quarters of Borrowers and their Subsidiaries on a Consolidated basis or (b) was the owner of more than five percent (5%) of the Consolidated assets of Borrowers and their Subsidiaries as at the end of the most recent fiscal quarter of Borrowers.

"Modifications of Deed of Trust" means the instruments, substantially in the form of Exhibit J, pursuant to which the Deeds of Trust are modified in connection with the execution of this Agreement.

"Multiemployer Plan" means a "multiemployer plan" (within the meaning of Section 4001(a)(3) of ERISA) and to which any member of the Controlled Group makes, is making, or is obligated to make contributions or has within the immediately preceding period including five full Plan years made, or been obligated to make, contributions.

"<u>Mortgages</u>" means the deeds of trust, mortgages and other documents executed and delivered by Borrowers to the Collateral Agent, at the Administrative Agent's option, in connection with encumbering in favor of the Collateral Agent, on behalf of the Lenders and the lenders pursuant to the Restructured Term Credit Agreement, the real property more specifically described in Schedule 1.2 attached hereto.

"<u>Negative Pledge</u>" means a Contractual Obligation that contains a covenant binding on Borrowers or any of their Subsidiaries that prohibits Liens on any of their Property in favor of the Collateral Agent for the benefit of the Lenders party hereto, other than any such covenant contained in a Contractual Obligation which affects only the Property that is the subject of such Contractual Obligation.

"<u>Net Proceeds</u>" means the gross proceeds in cash, checks or other cash equivalent financial instruments (including Cash Equivalent) as and when received by Borrowers or their Subsidiaries making a Disposition (other than a Permitted Disposition), net of (a) the direct costs relating to such Disposition (including fees, expenses and commissions with respect to legal, accounting, financial advisory, brokerage and other professional services provided in connection with such Disposition) excluding amounts payable to Borrowers or any Affiliate of Borrowers, (b) sale, use or other transaction taxes paid or payable as a result thereof, but not actual or estimated income taxes payable on any gain from the Disposition (provided, that a reasonable estimate of income taxes on the gain from the Disposition as Borrowers actually expect to pay in the year in which such Disposition occurs or such Net Proceeds are received may be netted), and (c) amounts required to be applied to repay principal, interest and prepayment premiums and penalties on Indebtedness secured by a Lien on the asset which is the subject of such Disposition. "Net Proceeds" shall also include proceeds received by any Person in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents in respect of any Event of Loss net of (i) all money actually applied (or committed to be applied within six months of the Disposition) to repair or reconstruct the damaged property or property affected by the condemnation or taking, (ii) all of the costs and expenses reasonably incurred in connection with the collection of such proceeds, award or other payments and (iii) any amounts retained by or paid to parties having superior rights to such proceeds, awards or other payments.

"<u>Non-US Lender</u>" shall have the meaning ascribed to such term in Section 2.7(b)(iii)a.

"<u>Note</u>" means a promissory note of Borrowers payable to the order of a Lender in substantially the form of <u>Exhibit A</u>, evidencing the aggregate indebtedness of Borrowers to such Lender resulting from a Loan made by such Lender which indebtedness constitutes the joint and several obligations of each of Borrowers and its Subsidiaries.

"<u>Notice of Borrowing</u>" means a notice substantially in the form of <u>Exhibit K</u> annexed hereto delivered by Borrowers to Administrative Agent pursuant to Section 2.1(b) with respect to a proposed borrowing.

"<u>Notice of Conversion/Continuation</u>" means a notice substantially in the form of <u>Exhibit L</u> annexed hereto delivered by Borrowers to Administrative Agent pursuant to Section

2.2(d) with respect to a proposed conversion or continuation of the applicable basis for determining the interest rate with respect to the Loans specified therein.

"Notice of Lien" means any notice of lien or similar document intended to be filed or recorded with any court, registry, recorder's office, central filing office or other Governmental Authority for the purpose of evidencing, creating, perfecting or preserving the priority of a Lien securing obligations owing to a Governmental Authority.

"Notice to Depositary Institution" means, with respect to each deposit account in which any of Borrowers have an interest, a notice signed by the relevant Borrower and the Collateral Agent, in the form of Exhibit E, to be given to the depositary institution where such deposit account is maintained, for the purpose of notifying such depositary institution of the security interest of the Collateral Agent in such deposit account, and for the purpose of perfecting such security interest to the extent that it may be perfected by the giving of such a notice.

"Obligations" means all Loans, and other Indebtedness, advances, debts, liabilities, obligations, covenants and duties owing by Borrowers to any Lender or the Administrative Agent and the Collateral Agent in its capacity as the Collateral Agent for the Lenders under this Agreement, of any kind or nature, present or future, whether or not evidenced by any note, guaranty or other instrument, arising under this Agreement or under any other Loan Document, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired.

"Operating Lease" means, as applied to any Borrower, any lease of Property which is not a Capital Lease.

"Ordinary Course of Business" means, in respect of any transaction involving Borrowers or any Subsidiary of Borrowers, the ordinary course of such Person's business, as conducted by any such Person reasonably in accordance with past practice and undertaken by such Person in good faith and not for purposes of evading any covenant or restriction in any Loan Document.

"Organization Documents" means, for any corporation, the certificate or articles of incorporation, the bylaws, any certificate of determination or instrument relating to the rights of shareholders of such corporation.

"Permitted Disposition" has the meaning specified in Section 7.2.

"Permitted Liens" has the meaning specified in Section 7.1.

"Person" means any individual, trustee, corporation, general partnership, limited partnership, limited liability company, joint stock company, trust, unincorporated organization, bank, business association, firm, joint venture, Governmental Authority, or otherwise.

"Petition Date" means September 5, 2000, the date on which Borrowers filed their respective petitions for relief commencing the Cases.

"PIK" means paid-in-kind.

"Plan" means an employee benefit plan (as defined in Section 3(3) of ERISA) which Borrowers or any member of the Controlled Group sponsors or maintains or to which Borrowers or member of the Controlled Group makes or is obligated to make contributions, and includes any Multiemployer Plan or a Qualified Plan.

"Plan of Reorganization" means the Chapter 11 Joint Plan of Reorganization of Borrowers and their Filing Subsidiaries filed in the Cases on September 5, 2000, as amended and as it may be further modified or amended from time to time; provided that any amendment or modification materially adverse to the rights and interests of the Lenders shall require prior written consent of the Majority Lenders, such consent not to be unreasonably withheld or delayed.

"Pledged Subsidiaries" means Subsidiaries of Borrowers, all the issuing and outstanding capital stock or other ownership interest of which are pledged pursuant to the Security Agreements.

"Pro Rata Share" means, with respect to each Lender, the percentage obtained by dividing (x) the Loan Exposure of that Lender by (y) the aggregate Loan Exposure of all Lenders, as such percentage may be adjusted by assignments permitted pursuant to Section 10.1. The initial Pro Rata Share of each Lender is set forth opposite the name of that Lender in Schedule 2.1 annexed hereto.

"Property" means any estate or interest in any kind of property or asset of Borrowers, whether real, personal or mixed, and whether tangible or intangible including, without limitation, all Capital Leases and Operating Leases, and any assets constituting Collateral under the terms of this Agreement.

"Qualified Plan" means a pension plan (as defined in Section 3(2) of ERISA) intended to be tax-qualified under Section 40.1(a) of the Code and which any member of the Controlled Group sponsors, maintains, or to which it makes or is obligated to make contributions, or in the case of a multiple employer plan (as described in Section 4064(a) of ERISA) has made contributions at any time during the immediately preceding period including five full Plan years; but excluding any Multiemployer Plan.

"Regulation D" means Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Reimbursement Date" has the meaning assigned to that term in Section 3.3(b).

"Request for Issuance of Letter of Credit" means a request substantially in the form of Exhibit M annexed hereto delivered by Borrowers to Administrative Agent pursuant to Section 3.1(b)(i) with respect to the proposed issuance of a Letter of Credit.

"Requirement of Law" means, as to any Person, any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or of a Governmental Authority, in each case applicable to or binding upon the Person or any of its property or to which the Person or any of its property is subject.

"Related Agreements" means the Restructured Term Credit Agreement and the Intercreditor and Subordination Agreement.

"Responsible Officer" means the president or chief financial officer of a Borrower. Any document or certificate hereunder that is signed by a Responsible Officer of a Borrower shall, absent manifest error, be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Borrower and such Responsible Officer shall, absent manifest error, be conclusively presumed to have acted on behalf of such Borrower.

"Restructured Term Credit Agreement" means the Restructured Term Credit Agreement to be executed by and among Borrowers, BofA and other lenders party thereto, as amended, modified, supplemented, renewed, replaced, or restated from time to time to the extent permitted by Sections 7.18 and 7.19 hereof.

"Sale-and-Leaseback Transaction" means any transaction or series of related transactions pursuant to which any of Borrowers or their Subsidiaries sells or transfers any real or tangible property or asset in connection with the leasing, or the resale against installment payments, or as part of an arrangement involving the leasing or the resale against installment payments, of such property or asset to the seller or transferor.

"Secretary" means the Secretary of a Borrower.

"Security Agreement" means that certain Security Agreement of even date herewith, entered into between Borrowers and the Collateral Agent, at the option of the Administrative Agent, substantially in the form of Exhibit F.

"Security Agreements" means the Security Agreement, the UAPH II Stock Pledge Agreement, the Stock Pledge Agreement, the Modifications of Deed of Trust, the Deeds of Trust, the Mortgages, the Leasehold Deeds of Trust, UCC Financing Statements and any one or more of them, together with all other Collateral documents, if any, executed in connection with this Agreement.

"Standby Letter of Credit" means any standby letter of credit or similar instrument issued for the purpose of supporting (i) Indebtedness of any Borrower or any Subsidiary in respect of industrial revenue or development bonds or financings, (ii) workers' compensation liabilities of any Borrower or any Subsidiary of Borrowers, (iii) the obligations of third party insurers of any Borrower or any Subsidiary of Borrowers arising by virtue of the laws of any jurisdiction requiring third party insurers, (iv) obligations with respect to Capital Leases or Operating Leases of any Borrower or any Subsidiary of Borrowers and (v) performance, payment, deposit or surety obligations of Borrowers or any of its Subsidiaries, in any case if required by law or governmental rule or regulation or in accordance with custom and practice in the industry; provided that Standby Letters of Credit may not be issued for the purpose of supporting (a) trade payables or (b) any Indebtedness constituting "antecedent debt" (as that term is used in Section 547 of the Bankruptcy Code).

"Stock Pledge Agreement" means that certain Stock Pledge Agreement dated of even date herewith, entered into between Borrowers and the Collateral Agent, at the option of the Administrative Agent, substantially in the form of Exhibit G.

"Stockholders' Agreement" means that certain Stockholders' Agreement by and among UAT, Anschutz, the Lenders, and other stockholders party thereto from time to time.

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which greater than fifty percent (50%) of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of Borrowers.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any, such transaction is governed by or subject to any master agreement and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, as amended, restated, extended supplemented or otherwise modified in writing from time to time, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Synthetic Lease Obligations" means all monetary obligations of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations which do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the Indebtedness of such Person (without regard to accounting treatment).

"Taxes" means any present or future tax, levy, impost, duty, charge, fee, deduction or withholding of any nature and whatever called, by whomsoever, on whomsoever and wherever imposed, levied, collected, withheld or assessed; provided that "Tax on the overall net income" of a Person shall be construed as a reference to a tax imposed by the jurisdiction in which that Person is organized or in which that Person's principal office (and/or, in the case of a Lender, its lending office) is located or in which that Person (and/or, in the case of a Lender, its lending office) is deemed to be doing business on all or part of the net income, profits or gains (whether worldwide, or only insofar as such income, profits or gains are considered to arise in or to relate to a particular jurisdiction, or otherwise) of that Person (and/or, in the case of a Lender, its lending office).

"Term Sheet" means that certain Term Sheet, dated as of November 3, 2000, by and among BTCo and Borrowers.

"Termination Date" means the earlier to occur of:

      (i)   August 2, 2004; and

      (ii)   the date on which the Commitments shall terminate, or shall be reduced to zero, in accordance with the provisions of this Agreement including, without limitation, due to a Default or an Event of Default.

"Theatre" or "Theatres" means theatres owned or operated by any of Borrowers or their Subsidiaries from time to time.

"Total Leverage Ratio" means the ratio, determined as of the end of each fiscal quarter of Borrowers listed in the corresponding column under Section 7.14, of (i) consolidated total Funded Indebtedness of Borrowers and their Subsidiaries at the end of such quarter to (ii) consolidated EBITDA of Borrowers and their Subsidiaries after giving effect on a pro forma basis to any acquisition of any assets or Persons permitted under Sections 7.3(a)(ii) and 7.4 and/or Permitted Dispositions under Section 7.2 (as if such acquisitions or dispositions occurred on the first day of the trailing four quarters) for such trailing four quarters.

"Total Utilization of Aggregate Commitment" means, as at any date of determination, the sum of (i) the aggregate principal amount of all outstanding Loans (other than Loans made for the purposes of reimbursing the applicable Lender for any amount drawn under any Letter of Credit but not yet so applied) plus (ii) the Letter of Credit Usage.

"UAPH II" means UA Property Holding II, Inc., a Colorado corporation.

"UAPH II Stock Pledge Agreement" means that certain Stock Pledge Agreement dated of even date herewith, entered into between UAPH II and the Collateral Agent, at the option of the Administrative Agent, substantially in the form of Exhibit H.

"UARC Leases" means (a) the Lease Agreement, dated as of November 1, 1988, between Prop I and UAT, as amended or otherwise modified by (i) the First Amendment thereto, dated as of May 1, 1990, (ii) the Second Amendment thereto, dated as of September 1, 1990, and (iii) the Assignment of Lease Agreement, dated as of November 1, 1988, from Prop I to The Connecticut Lender, and (b) the Master Lease Agreement and Master Sublease Agreement, each dated as of the date of the Indenture, between UARC and UAT, in each case, as such agreements are amended, supplemented or otherwise modified as permitted hereunder.

"UCC" means the Uniform Commercial Code as in effect in any applicable jurisdiction.

"UCC Financing Statements" means the financing statements to be signed and delivered by Borrowers to the Collateral Agent, at the Administrative Agent's option, to perfect the security interests granted in the Security Agreements (to the extent that such security interests may be perfected by the filing of financing statements), in form and substance satisfactory to the Collateral Agent, as they may from time to time be amended, modified, or continued.

"Unfunded Pension Liabilities" means the excess of the present value of a Plan's accrued benefits, as defined in Section 3(23) of ERISA, as of the most recent valuation date for such Plan utilizing the actuarial assumptions set forth in such valuation, over the current value of that Plan's assets, as defined in Section 3(26) of ERISA, as of such date.

"United States" and "U.S." each means the United States of America.

"Wholly-Owned Subsidiary" means any corporation in which (other than directors' qualifying shares required by law) 100% of the capital stock of each class having ordinary voting power, and 100% of the capital stock of every other class, in each case, at the time as of which any determination is being made, is owned, beneficially and of record, by Borrowers, or by one or more of the other direct or indirect Wholly-Owned Subsidiaries, or both.

1.2   Other Interpretive Provisions.

(a)   Defined Terms. Unless otherwise specified herein or therein, all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto. The meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms. Terms (including uncapitalized terms) not otherwise defined herein and that are defined in the California UCC shall have the meanings therein described.

(b)   The Agreement. The words "hereof," "herein," "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and Section, section, schedule and exhibit references are to this Agreement unless otherwise specified. All exhibits and schedules to this Agreement are hereby deemed incorporated herein by this reference as a part of this Agreement.

(c)   Certain Common Terms.

The term "documents" includes any and all instruments, documents, agreements, certificates, indentures, notices and other writings, however evidenced;

The term "including" is not limiting and means "including without limitation"; and

The term "or" is not exclusive and has the meaning commonly associated with the phrase "and/or."

(d)   Performance; Time. Whenever any performance obligation hereunder shall be stated to be due or required to be satisfied on a day other than a Business Day, such performance shall be made or satisfied on the next succeeding Business Day. In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including"; the words "to" and "until" each mean "to but excluding," and the word "through" means "to and including." If any provision of this Agreement refers to any action taken or to be taken by any Person, or which such Person is prohibited from taking, such provision shall be interpreted to encompass any and all commercially reasonable means, direct or indirect, of taking, or not taking, such action.

(e) Contract. Unless otherwise expressly provided herein or therein, references in the Loan Documents to agreements and other contractual instruments shall be deemed to include all subsequent amendments, modifications, renewals, extensions, replacements, supplements to, and restatements thereto, but only to the extent the same are not prohibited by the terms of any Loan Document.

(f) Laws. References to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation.

(g) Captions. The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(h) Independence of Provision. The parties acknowledge that this Agreement and other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters, and that such limitations, tests and measurements are cumulative and must each be performed, except as expressly stated to the contrary in this Agreement.

1.3 Accounting Principles.

(a) Unless the context otherwise clearly requires, all accounting terms not expressly defined herein shall be construed, and all financial computations required under this Agreement shall be made, in accordance with GAAP, consistently applied.

(b) References herein to "fiscal year" and "fiscal quarter" refer to such fiscal periods of Borrowers.

1.4 Rounding.

Any financial ratios required to be maintained by Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement.

1.5 Exhibits and Schedules. All exhibits and schedules to this Agreement, either as originally existing or as the same may from time to time be supplemented, modified or amended, are incorporated herein by this reference. A matter disclosed on any Schedule shall be deemed disclosed on all Schedules.

ARTICLE 2.

THE REVOLVING CREDIT

2.1 Commitments; Making of Loans; Notes.

(a) Commitments. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of Borrowers herein set forth, each Lender hereby severally agrees, subject to the limitations set forth below with respect to the maximum amount of Loans permitted to be outstanding from time to time, to lend to Borrowers from time to time during the period from the Closing Date to but excluding the Termination Date an aggregate amount not exceeding its Pro Rata Share of the amount of the Aggregate Commitment. The original amount of each Lender's Commitment is set forth opposite its name on Schedule 2.1 annexed hereto and the original amount of the Aggregate Commitment is $35,000,000; provided that the Commitment of a Lender shall be adjusted to give effect to any assignments of such Lender's Commitment pursuant to Section 10.1(b); and provided, further that the amount of the Aggregate Commitment shall be reduced from time to time by the amount of any reductions thereto made pursuant to Section 2.4. Each Lender's Commitment shall expire on the Termination Date and all Loans and all other amounts owed hereunder with respect to the Loans and the Aggregate Commitment shall be paid in full no later than that date; provided that each Lender's Commitment shall expire immediately and without further action on June 5, 2001 if the conditions specified in Section 4.2 hereof have not been satisfied on or prior to such date. Amounts borrowed under this Section 2.1(a) may be repaid and reborrowed at any time from the Closing Date to but excluding the Termination Date.

Anything contained in this Agreement to the contrary notwithstanding, the Loans and the Aggregate Commitment shall be subject to the limitations that in no event shall the Total Utilization of Aggregate Commitment at any time exceed the Aggregate Commitment then in effect. Borrowers shall prepay the Loans to the extent necessary so that the Total Utilization of Aggregate Commitments do not at any time exceed the Aggregate Commitment then in effect.

(b) Borrowing Mechanics. Loans made on any Funding Date (other than Loans made pursuant to Section 3.3(b) for the purpose of reimbursing any Lender for the amount of a drawing under a Letter of Credit issued by it) shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $500,000 in excess of that amount. Whenever any Borrower desires that Lenders make Loans it shall deliver to Administrative Agent a Notice of Borrowing no later than 10:00 A.M. (New York City time) at least three Business Days in advance of the proposed Funding Date (in the case of a Eurodollar Rate Loan) or at least one Business Day in advance of the proposed Funding Date (in the case of a Base Rate Loan). The Notice of Borrowing shall specify (i) the proposed Funding Date (which shall be a Business Day), (ii) the amount of Loans requested, (iii) whether such Loans shall be Base Rate Loans or Eurodollar Rate Loans, and (iv) in the case of any Loans requested to be made as Eurodollar Rate Loans, the initial Interest Period requested therefor. Loans may be continued as or converted into Base Rate Loans and Eurodollar Rate Loans in the manner provided in Section 2.2(d). In lieu of delivering the above-described Notice of Borrowing, Borrowers may give Administrative Agent telephonic notice by the required time of any proposed borrowing under this Section 2.1(b); <u>provided</u> that such notice shall be promptly confirmed in writing by delivery of a Notice of Borrowing to Administrative Agent on or before the applicable Funding Date.

Neither Administrative Agent nor any Lender shall incur any liability to any Borrower in acting upon any telephonic notice referred to above that Administrative Agent believes in good faith to be genuine and to have been given by a duly authorized officer or other person authorized to borrow on behalf of Borrowers or for otherwise acting in good faith under this Section 2.1(b), and upon funding of Loans by Lenders in accordance with this Agreement pursuant to any such telephonic notice Borrowers shall have effected Loans hereunder.

Borrowers shall notify Administrative Agent prior to the funding of any Loans in the event that any of the matters to which Borrowers are required to certify in the applicable Notice of Borrowing is no longer true and correct as of the applicable Funding Date, and the acceptance by any Borrower of the proceeds of any Loans shall constitute a re-certification by Borrowers, as of the applicable Funding Date, as to the matters to which Borrowers are required to certify in the applicable Notice of Borrowing.

Except as otherwise provided in Sections 2.6(b), 2.6(c) and 2.6(g), a Notice of Borrowing for a Eurodollar Rate Loan (or telephonic notice in lieu thereof) shall be irrevocable on and after the related Interest Rate Determination Date, and Borrowers shall be bound to make a borrowing in accordance therewith unless Borrowers pay all costs and expenses payable under Section 2.6(d).

(c)   <u>Disbursement of Funds</u>. All Loans under this Agreement shall be made by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender's obligation to make a Loan requested hereunder nor shall the Commitment of any Lender be increased or decreased as a result of a default by any other Lender in that other Lender's obligation to make a Loan requested hereunder. Promptly after receipt by the Administrative Agent of a Notice of Borrowing pursuant to Section 2.1(b) (or telephonic notice in lieu thereof), the Administrative Agent shall notify each Lender of the proposed borrowing. Each Lender shall make the amount of its Loan available to the Administrative Agent, in same day funds in Dollars, at the Funding and Payment Office, not later than 12:00 Noon (New York City time) on the applicable Funding Date. Except as provided in Section 3.3(b) with respect to Loans used to reimburse any Lender for the amount of a drawing under a Letter of Credit issued by it, upon satisfaction or waiver of the conditions precedent specified in Sections 4.1 and 4.2, the Administrative Agent shall make the proceeds of such Loans available to Borrowers on the applicable Funding Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Loans received by the Administrative Agent from Lenders to be credited to the account of Borrowers at the Funding and Payment Office.

Unless the Administrative Agent shall have been notified by any Lender prior to the Funding Date for any Loans that such Lender does not intend to make available to the Administrative Agent the amount of such Lender's Loan requested on such Funding Date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such Funding Date and the Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to the applicable Borrower a corresponding amount on such Funding Date. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from such Funding Date until the date such amount is paid to the Administrative Agent, at the customary rate set by the Administrative Agent for the correction of errors among banks for three Business Days and thereafter at the Base Rate. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent's demand therefor, the Administrative Agent shall promptly notify the applicable Borrower and the applicable Borrower shall immediately pay such corresponding amount to the Administrative Agent together with interest thereon, for each day from such Funding Date until the date such amount is paid to the Administrative Agent, at the rate payable under this Agreement for Base Rate Loans. Nothing in this Section 2.1(c) shall be deemed to relieve any Lender from its obligation to fulfill its Commitment hereunder or to prejudice any rights that Borrowers may have against any Lender as a result of any default by such Lender hereunder.

(d)   Notes. Borrowers shall execute and deliver to each Lender (or to Administrative Agent for that Lender) on the Closing Date a Note substantially in the form of Exhibit A annexed hereto to evidence that Lender's Loans, in the principal amount of that Lender's Commitment and with other appropriate insertions.

2.2   Interest on the Loans.

(a)   Rate of Interest. Subject to the provisions of Sections 2.6 and 2.7, each Loan shall bear interest on the unpaid principal amount thereof from the date made through maturity (whether by acceleration or otherwise) at a rate determined by reference to the Base Rate or the Adjusted Eurodollar Rate. The applicable basis for determining the rate of interest with respect to any Loan shall be selected by Borrower initially at the time a Notice of Borrowing is given with respect to such Loan pursuant to Section 2.1(b), and the basis for determining the interest rate with respect to any Loan may be changed from time to time pursuant to Section 2.2(d). If on any day a Loan is outstanding with respect to which notice has not been delivered to the Administrative Agent in accordance with the terms of this Agreement specifying the applicable basis for determining the rate of interest, then for that day that Loan shall bear interest determined by reference to the Base Rate.

Subject to the provisions of this Section 2.2(a)(i) and (ii) and Section 2.2(e) and 2.7, the Loans shall bear interest through maturity as follows:

(i)   If a Base Rate Loan, then at the sum of the Base Rate plus the margin (the "**Applicable Base Rate Margin**") set forth in the table below opposite the Total Leverage Ratio for the four-Fiscal Quarter period for which the applicable Compliance Certificate is being delivered pursuant to Section 6.2(a); or

(ii)   if a Eurodollar Rate Loan, then at the sum of the Adjusted Eurodollar Rate plus the margin (the "**Applicable Eurodollar Rate Margin**") set forth in the table below opposite the Total Leverage Ratio for the four-Fiscal Quarter period for which the applicable Compliance Certificate is being delivered pursuant to Section 6.2(a):

Consolidated Leverage Ratio	Applicable Eurodollar Rate Margin	Applicable Base Rate Margin
Greater than or equal to 4.00:1:00	3.25%	2.25%
Greater than or equal to 3.50:1.00 but less than 4.00:1.00	3.00%	2.00%
Greater than or equal to 3.00:1.00 but less than 3.50:1.00	2.75%	1.75%
Less than 3.00:1.00	2.50%	1.50%

Upon delivery of a Compliance Certificate by Borrowers to the Administrative Agent pursuant to Section 6.2(a), the Applicable Base Rate Margin and the Applicable Eurodollar Rate Margin shall automatically be adjusted in accordance with such Compliance Certificate, such adjustment to become effective on the next succeeding Business Day following the receipt by the Administrative Agent of such Compliance Certificate; provided that until the delivery of the first Compliance Certificate after the six-month anniversary of the Closing Date, the Applicable Eurodollar Rate Margin and Applicable Base Rate Margin for Loans shall be 3.00% per annum and 2.00% per annum, respectively; provided further that at any time a Compliance Certificate is not delivered at the time required pursuant to Section 6.2(a), from the time such Compliance Certificate was required to be delivered until delivery of such Compliance Certificate, the Applicable Eurodollar Rate Margin shall be 3.25% per annum and the Applicable Base Rate Margin shall be 2.25% per annum for all Loans; provided further that if a Compliance Certificate erroneously indicates an applicable margin more favorable to Borrowers than would be afforded by the actual calculation of the Total Leverage Ratio, Borrowers shall promptly pay such additional interest and letter of credit fees upon determination of such error as shall correct for such error.

(b)   Interest Periods. In connection with each Eurodollar Rate Loan, Borrowers may, pursuant to the applicable Notice of Borrowing or Notice of Conversion/Continuation, as the case may be, select an interest period (each an "Interest Period") of one, two or three months to be applicable to such Loan; provided that:

(i)   the initial Interest Period for any Eurodollar Rate Loan shall commence on the Funding Date in respect of such Loan, in the case of a Loan initially made as a Eurodollar Rate Loan, or on the date specified in the applicable Notice of Conversion/Continuation, in the case of a Loan converted to a Eurodollar Rate Loan;

(ii)   in the case of immediately successive Interest Periods applicable to a Eurodollar Rate Loan continued as such pursuant to a Notice of Conversion/Continuation, each successive Interest Period shall commence on the day on which the immediately preceding Interest Period expires;

(iii)   if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided that, if any Interest Period would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day;

(iv)   any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clause (v) of this Section 2.2(b), end on the last Business Day of a calendar month;

(v)   no Interest Period with respect to any portion of the Loans shall extend beyond the Termination Date; and

(vi)   there shall be no more than five Interest Periods outstanding at any time.

(c)   <u>Interest Payments</u>. Subject to the provisions of Section 2.2(e), interest on each Loan shall be payable in arrears on and to each Interest Payment Date, upon any prepayment of that Loan (to the extent accrued on the amount being prepaid) and at maturity (including final maturity); <u>provided</u> that in the event any Loans are prepaid pursuant to Section 2.4, interest accrued on such Loans through the date of such prepayment shall be payable on the next succeeding Interest Payment Date applicable (or, if earlier, at final maturity).

(d)   <u>Conversion or Continuation</u>. Subject to the provisions of Section 2.6, Borrowers shall have the option (i) to convert at any time all or any part of its outstanding Loans equal to $1,000,000 and integral multiples of $500,000 in excess of that amount from Loans bearing interest at a rate determined by reference to one basis to Loans bearing interest at a rate determined by reference to an alternative basis or (ii) upon the expiration of any Interest Period applicable to a Eurodollar Rate Loan, to continue all or any portion of such Loan equal to $1,000,000 and integral multiples of $500,000 in excess of that amount as a Eurodollar Rate Loan; <u>provided</u>, <u>however</u>, that a Eurodollar Rate Loan may only be converted into a Base Rate Loan on the expiration date of an Interest Period applicable thereto.

Borrowers shall deliver a Notice of Conversion/Continuation to the Administrative Agent no later than 10:00 A.M. (New York City time) at least one Business Day in advance of the proposed conversion date (in the case of a conversion to a Base Rate Loan) and at least three Business Days in advance of the proposed conversion/continuation date (in the case of a conversion to, or a continuation of, a Eurodollar Rate Loan). A Notice of Conversion/Continuation shall specify (i) the proposed conversion/continuation date (which shall be a Business Day), (ii) the amount of the Loan to be converted/continued, (iii) the nature of the proposed conversion/continuation, (iv) in the case of a conversion to, or a continuation of, a Eurodollar Rate Loan, the requested Interest Period, and (v) in the case of a conversion to, or a continuation of, a Eurodollar Rate Loan, that no Default or Event of Default has occurred and is continuing. In lieu of delivering the above-described Notice of Conversion/Continuation, Borrowers may give Agent telephonic notice by the required time of any proposed conversion/continuation under this Section 2.2(d); <u>provided</u> that such notice shall be promptly confirmed in writing by delivery of a Notice of Conversion/Continuation to the Administrative Agent on or before the proposed conversion/continuation date. Upon receipt of written or telephonic notice of any proposed conversion/continuation under this Section 2.2(d), the Administrative Agent shall promptly transmit such notice by telefacsimile or telephone to each Lender.

Neither the Administrative Agent nor any Lender shall incur any liability to Borrowers in acting upon any telephonic notice referred to above that the Administrative Agent believes in good faith to be genuine and to have been given by a duly authorized officer or other person authorized to act on behalf of Borrowers or for otherwise acting in good faith under this Section 2.2(d), and upon conversion or continuation of the applicable basis for determining the interest rate with respect to any Loans in accordance with this Agreement pursuant to any such telephonic notice Borrowers shall have effected a conversion or continuation, as the case may be, hereunder.

Except as otherwise provided in Sections 2.6(b), 2.6(c) and 2.6G(g), a Notice of Conversion/Continuation for conversion to, or continuation of, a Eurodollar Rate Loan (or telephonic notice in lieu thereof) shall be irrevocable on and after the related Interest Rate Determination Date, and Borrowers shall be bound to effect a conversion or continuation in accordance therewith, unless Borrowers pay all costs and expenses payable under Section 2.6(d).

(e)   Default Rate. Upon the occurrence and during the continuation of any Event of Default, the outstanding principal amount of all Loans and, to the extent permitted by applicable law, any interest payments thereon not paid when due and any fees and other amounts then due and payable hereunder, shall thereafter bear interest (including post-petition interest in any proceeding under the Bankruptcy Code or other applicable bankruptcy laws) payable upon demand at a rate that is 2.00% per annum in excess of the interest rate otherwise payable under this Agreement with respect to the applicable Loans (or, in the case of any such fees and other amounts, at a rate which is 2.00% per annum in excess of the interest rate otherwise payable under this Agreement for Base Rate Loans); provided that, in the case of Eurodollar Rate Loans, upon the expiration of the Interest Period in effect at the time any such increase in interest rate is effective such Eurodollar Rate Loans shall thereupon become Base Rate Loans and shall thereafter bear interest payable upon demand at a rate which is 2.00% per annum in excess of the interest rate otherwise payable under this Agreement for Base Rate Loans. Payment or acceptance of the increased rates of interest provided for in this Section 2.2(e) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Administrative Agent or any Lender.

(f)   Computation of Interest. Interest on the Loans shall be computed on the basis of a 360-day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on any Loan, the date of the making of such Loan or the first day of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted from a Eurodollar Rate Loan, the date of conversion of such Eurodollar Rate Loan to such Base Rate Loan, as the case may be, shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted to a Eurodollar Rate Loan, the date of conversion of such Base Rate Loan to such Eurodollar Rate Loan, as the case may be, shall be excluded; provided that if a Loan is repaid on the same day on which it is made, one day's interest shall be paid on that Loan.

2.3   Fees.

(a)   Commitment Fees. Borrowers agree to pay to the Administrative Agent, for distribution to each Lender in proportion to that Lender's Pro Rata Share, commitment fees for the period from and including the Closing Date to and excluding the Termination Date equal to the average of the daily excess, if any, of the Aggregate Commitment over the Total Utilization of Aggregate Commitment <u>multiplied by</u> 0.50% per annum, such commitment fees to be calculated on the basis of a 360-day year and the actual number of days elapsed and to be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on the first such date to occur after the Closing Date, and on the Termination Date.

(b)   <u>Other Fees</u>. Borrowers agree to pay to the Administrative Agent and Collateral Agent such fees in the amounts and at the times separately agreed upon between Borrowers and the Administrative Agent and Borrowers and Collateral Agent.

2.4   <u>Prepayments and Reductions in Aggregate Commitment; Prepayments and Reductions in Revolving Loan Commitments; General Provisions Regarding Payments</u>.

(a)   In the event that Borrowers intend to make any prepayments on the obligations under the Restructured Term Credit Agreement from any Net Proceeds or Indebtedness Proceeds, Borrowers will give the Administrative Agent at least ten (10) Business Days advance written notice thereof specifying the amount and source of such proposed prepayment.

(b)   In addition, with respect to any Disposition giving rise to such Net Proceeds, Borrowers will also provide Administrative Agent at least ten Business Days prior to the consummation of such Disposition with a Compliance Certificate demonstrating that after giving effect to such Disposition, on a pro forma basis, that Borrowers will be in compliance with Section 7.14 hereof, with respect to Borrowers' twelve-month trailing EBITDA, as of the most recently ended fiscal quarter for which a Compliance Certificate has been delivered, and certifying that no Default or Event of Default under this Agreement then exists or would arise after giving effect to the proposed Disposition. Borrowers shall promptly provide Administrative Agent with such additional information with respect to such Disposition and the proposed prepayment as may be reasonably requested by Administrative Agent.

(c)   <u>Voluntary Prepayments</u>.

Borrowers may, upon not less than one Business Day's prior written or telephonic notice, in the case of Base Rate Loans, and three Business Days' prior written or telephonic notice, in the case of Eurodollar Rate Loans, in each case given to the Administrative Agent by 12:00 Noon (New York City time) on the date required and, if given by telephone, promptly confirmed in writing to the Administrative Agent (which original written or telephonic notice the Administrative Agent will promptly transmit by telefacsimile or telephone to each Lender), at any time and from time to time prepay any Loans on any Business Day in whole or in part in an aggregate minimum amount for Base Rate Loans of $500,000 and integral multiples of $250,000 in excess of that amount and for Eurodollar Rate Loans of $1,000,000 and integral multiples of $500,000 in excess of that amount; <u>provided</u>, <u>however</u>, that a Eurodollar Rate Loan may only be prepaid on the expiration of the Interest Period applicable thereto unless Borrowers shall pay to Lenders all amounts payable under Section 2.6(d) with respect to such prepayment. Notice of prepayment having been given as aforesaid, the principal amount of the Loans specified in such notice shall become due and payable on the prepayment date specified therein. Any such voluntary prepayment shall be applied as specified in Section 2.4(f).

(d) Voluntary Reductions of Revolving Loan Commitments.

Borrowers may, upon not less than three Business Days' prior written or telephonic notice confirmed in writing to the Administrative Agent (which original written or telephonic notice the Administrative Agent will promptly transmit by telefacsimile or telephone to each Lender), at any time and from time to time terminate in whole or permanently reduce in part, without premium or penalty, the Aggregate Commitments in an amount up to the amount by which the Aggregate Commitments exceed the Total Utilization of Aggregate Commitments at the time of such proposed termination or reduction; provided, that any such partial reduction of the Aggregate Commitments shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $500,000 in excess of that amount. Borrowers' notice to the Administrative Agent shall designate the date (which shall be a Business Day) of such termination or reduction and the amount of any partial reduction, and such termination or reduction of the Aggregate Commitments shall be effective on the date specified in Borrowers' notice and shall reduce the Commitment of each Lender proportionately to its Pro Rata Share.

(e) Application of Prepayments to Base Rate Loans and Eurodollar Rate Loans.

Any prepayment of the Loans shall be applied first to Base Rate Loans to the full extent thereof before application to Eurodollar Rate Loans, in each case in a manner which minimizes the amount of any payments required to be made by Borrowers pursuant to Section 2.6(d).

(f) General Provisions Regarding Payments.

(i) Manner and Time of Payment. All payments by Borrowers of principal, interest, fees and other Obligations hereunder and under the Notes shall be made in Dollars in same day funds, without defense, setoff or counterclaim, free of any restriction or condition, and delivered to the Administrative Agent not later than 12:00 Noon (New York City time) on the date due at the Funding and Payment Office for the account of Lenders; funds received by the Administrative Agent after that time on such due date shall be deemed to have been paid by Borrower on the next succeeding Business Day. Borrowers hereby authorize the Administrative Agent to charge its accounts with the Administrative Agent in order to cause timely payment to be made to the Administrative Agent of all principal, interest, fees and expenses due hereunder (subject to sufficient funds being available in its accounts for that purpose).

(ii) Application of Payments to Principal and Interest. Except as provided in Section 2.2(c), all payments in respect of the principal amount of any Loan shall include payment of accrued interest on the principal amount being repaid or prepaid, and all such payments (and, in any event, any payments in respect of any Loan on a date when interest is due and payable with respect to such Loan) shall be applied to the payment of interest before application to principal.

(iii)   Apportionment of Payments. Aggregate principal and interest payments in respect of Loans shall be apportioned among all outstanding Loans to which such payments relate, in each case proportionately to Lenders' respective Pro Rata Shares. The Administrative Agent shall promptly distribute to each Lender, at its primary address set forth below its name on the appropriate signature page hereof or at such other address as such Lender may request, its Pro Rata Share of all such payments received by the Administrative Agent and the commitment fees of such Lender when received by the Administrative Agent pursuant to Section 2.3. Notwithstanding the foregoing provisions of this Section 2.4(f)(iii), if, pursuant to the provisions of Section 2.6(c), any Notice of Conversion/Continuation is withdrawn as to any Affected Lender or if any Affected Lender makes Base Rate Loans in lieu of its Pro Rata Share of any Eurodollar Rate Loans, the Administrative Agent shall give effect thereto in apportioning payments received thereafter.

(iv)   Payments on Non-Business Days. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of the payment of interest hereunder or of the commitment fees or the letter of credit fees hereunder, as the case may be.

(v)   Notation of Payment. Each Lender agrees that before disposing of any Note held by it, or any part thereof (other than by granting participations therein), that Lender will make a notation thereon of all Loans evidenced by that Note and all principal payments previously made thereon and of the date to which interest thereon has been paid in full; provided that the failure to make (or any error in the making of) a notation of any Loan made under such Note shall not limit or otherwise affect the obligations of Borrowers hereunder or under such Note with respect to any Loan or any payments of principal or interest on such Note.

2.5   Use of Proceeds.

(a)   Loans. Borrowers will use the proceeds of the Loans to repay up to $25,000,000 owed on the DIP Credit Agreement and to fund general working capital needs after confirmation of the Plan of Reorganization including payment of interest and scheduled amortization payments due pursuant to the Restructured Term Credit Agreement.

(b)   Margin Regulations. No portion of the proceeds of any borrowing under this Agreement shall be used by Borrowers or any of their Subsidiaries in any manner that might cause the borrowing or the application of such proceeds to violate Regulation U, Regulation T or Regulation X of the Board of Governors of the Federal Reserve System or any other regulation of such Board or to violate the Exchange Act, in each case as in effect on the date or dates of such borrowing and such use of proceeds.

2.6   Special Provisions Governing Eurodollar Rate Loans.

Notwithstanding any other provision of this Agreement to the contrary, the following provisions shall govern with respect to Eurodollar Rate Loans as to the matters covered:

(a)   Determination of Applicable Interest Rate. As soon as practicable after 10:00 A.M. (New York City time) on each Interest Rate Determination Date, the Administrative Agent shall determine (which determination shall, absent manifest error, be final, conclusive and binding upon all parties) the interest rate that shall apply to the Eurodollar Rate Loans for which an interest rate is then being determined for the applicable Interest Period and shall promptly give notice thereof (in writing or by telephone confirmed in writing) to Borrowers and each Lender.

(b)   Inability to Determine Applicable Interest Rate. In the event that the Administrative Agent reasonably and in good faith shall have determined (which determination absent manifest error shall be final and conclusive and binding upon all parties hereto), on any Interest Rate Determination Date with respect to any Eurodollar Rate Loans, that by reason of circumstances affecting the interbank Eurodollar market reasonable and fair means do not exist for ascertaining the interest rate applicable to such Loans on the basis provided for in the definition of Adjusted Eurodollar Rate, the Administrative Agent shall on such date give notice (by telefacsimile or by telephone confirmed in writing) to Borrowers and each Lender of such determination, whereupon (i) no Loans may be made as, or converted to, Eurodollar Rate Loans until such time as the Administrative Agent notifies Borrowers and Lenders that the circumstances giving rise to such notice no longer exist and (ii) any Notice of Borrowing or Notice of Conversion/Continuation given by Borrowers with respect to the Loans in respect of which such determination was made shall be deemed to be rescinded by Borrowers.

(c)   Illegality or Impracticability of Eurodollar Rate Loans. In the event that on any date any Lender shall have reasonably and in good faith determined (which determination absent manifest error shall be final and conclusive and binding upon all parties hereto but shall be made only after consultation with Borrowers and the Administrative Agent) that the making, maintaining or continuation of its Eurodollar Rate Loans (i) has become unlawful as a result of compliance by such Lender in good faith with any law, treaty, governmental rule, regulation, guideline or order (or would conflict with any such treaty, governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful) applicable to it or (ii) has become impracticable, or would cause such Lender material hardship, as a result of contingencies occurring after the date of this Agreement which materially and adversely affect the interbank Eurodollar market or the position of such Lender in that market, then, and in any such event, such Lender shall be an "Affected Lender" and it shall on that day give notice (by telefacsimile or by telephone confirmed in writing) to Borrowers and the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each other Lender). Eurodollar Rate Loans adversely impacted by conditions, factors and events described in (i) and (ii) of this Section 2.6(c) hereto shall be "Affected Loans." Thereafter (a) the obligation of the Affected Lender to make Loans as, or to convert Loans to, Eurodollar Rate Loans shall be suspended until such notice shall be withdrawn by the Affected Lender, (b) to the extent such determination by the Affected Lender relates to a Eurodollar Rate Loan then being requested by Borrowers pursuant to a Notice of Borrowing or a Notice of Conversion/Continuation, the Affected Lender shall make such Loan as (or convert such Loan to, as the case may be) a Base Rate Loan, (c) the Affected Lender's obligation to maintain its outstanding Eurodollar Rate Loans shall be terminated at the earlier to occur of the expiration of the Interest Period then in effect with respect to the Affected Loans or when required by law, and (d) the Affected Loans shall automatically convert into Base Rate Loans on the date of such termination. Notwithstanding the foregoing, to the extent a determination by an Affected Lender as described above relates to a Eurodollar Rate Loan then being requested by Borrowers pursuant to a Notice of Borrowing or a Notice of Conversion/Continuation, Borrowers shall have the option, subject to the provisions of Section 2.6(d), to rescind such Notice of Borrowing or Notice of Conversion/Continuation as to all Lenders by giving notice (by telefacsimile or by telephone confirmed in writing) to the Administrative Agent of such rescission on the date on which the Affected Lender gives notice of its determination as described above (which notice of rescission the Administrative Agent shall promptly transmit to each other Lender). Except as provided in the immediately preceding sentence, nothing in this Section 2.6(c) shall affect the obligation of any Lender other than an Affected Lender to make or maintain Loans as, or to convert Loans to, Eurodollar Rate Loans in accordance with the terms of this Agreement.

(d) <u>Compensation For Breakage or Non-Commencement of Interest Periods</u>. Borrowers shall compensate each Lender, upon written request by that Lender (which request shall set forth the basis for requesting such amounts), for all reasonable losses, expenses and liabilities (including any interest paid by that Lender to lenders of funds borrowed by it to make or carry its Eurodollar Rate Loans and any loss, expense or liability sustained by that Lender in connection with the liquidation or re-employment of such funds) which that Lender may sustain: (i) if for any reason (other than a default by that Lender) a borrowing of any Eurodollar Rate Loan does not occur on a date specified therefor in a Notice of Borrowing or a telephonic request for borrowing, or a conversion to or continuation of any Eurodollar Rate Loan does not occur on a date specified therefor in a Notice of Conversion/Continuation or a telephonic request for conversion or continuation, (ii) if any prepayment (including any prepayment pursuant to Section 2.4(c) or other principal payment or any conversion of any of its Eurodollar Rate Loans occurs on a date prior to the last day of an Interest Period applicable to that Loan, (iii) if any prepayment of any of its Eurodollar Rate Loans is not made on any date specified in a notice of prepayment given by Borrowers, or (iv) as a consequence of any other default by Borrowers in the repayment of its Eurodollar Rate Loans when required by the terms of this Agreement.

(e) <u>Booking of Eurodollar Rate Loans</u>. Subject to the provisions of Section 2.8, any Lender may make, carry or transfer Eurodollar Rate Loans at, to, or for the account of any of its branch offices or the office of an Affiliate of that Lender.

(f) <u>Assumptions Concerning Funding of Eurodollar Rate Loans</u>. Calculation of all amounts payable to a Lender under this Section 2.6 and under Section 2.7(a) shall be made as though that Lender had actually funded each of its relevant Eurodollar Rate Loans through the purchase of a Eurodollar deposit bearing interest at the rate obtained pursuant to clause (i) of the definition of Adjusted Eurodollar Rate in an amount equal to the amount of such Eurodollar Rate

Loan and having a maturity comparable to the relevant Interest Period and through the transfer of such Eurodollar deposit from an offshore office of that Lender to a domestic office of that Lender in the United States of America; provided, however, that each Lender may fund each of its Eurodollar Rate Loans in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 2.6 and under Section 2.7(a).

(g) Eurodollar Rate Loans After Default. After the occurrence of and during the continuation of a Default or an Event of Default, (i) Borrowers may not elect to have a Loan be made or maintained as, or converted to, a Eurodollar Rate Loan after the expiration of any Interest Period then in effect for that Loan and (ii) subject to the provisions of Section 2.6(d), any Notice of Borrowing or Notice of Conversion/Continuation given by Borrowers with respect to a requested borrowing or conversion/continuation that has not yet occurred shall be deemed to be rescinded by Borrowers.

2.7 Increased Costs; Taxes; Capital Adequacy.

(a) Compensation for Increased Costs and Taxes. Subject to the provisions of Section 2.7(b) (which shall be controlling with respect to the matters covered thereby), in the event that any Lender shall reasonably and in good faith determine (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a court or governmental authority, in each case that becomes effective after the date hereof, or compliance by such Lender with any guideline, request or directive issued or made after the date hereof by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law):

(i) subjects such Lender (or its applicable lending office) to any additional Tax (other than any Tax on the overall net income of such Lender) with respect to this Agreement or any of its obligations hereunder or any payments to such Lender (or its applicable lending office) of principal, interest, fees or any other amount payable hereunder;

(ii) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Lender (other than any such reserve or other requirements with respect to Eurodollar Rate Loans that are reflected in the definition of Adjusted Eurodollar Rate); or

(iii) imposes any other condition (other than with respect to a Tax matter) on or affecting such Lender (or its applicable lending office) or its obligations hereunder or the interbank market;

and the result of any of the foregoing is to increase the cost to such Lender of agreeing to make, making or maintaining Loans hereunder or to reduce any amount received or receivable by such Lender (or its applicable lending office) with respect thereto; then, in any such case, Borrowers shall promptly pay to such Lender, upon receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its sole discretion shall determine) as may be reasonably necessary to compensate such Lender for any such increased cost or reduction in amounts received or receivable hereunder. Such Lender shall deliver to Borrowers (with a copy to the Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Lender under this Section 2.7(a), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

(b) <u>Withholding of Taxes</u>.

(i) <u>Payments to Be Free and Clear</u>. All sums payable by Borrowers under this Agreement and the other Loan Documents shall (except to the extent required by law) be paid free and clear of, and without any deduction or withholding on account of, any Tax (other than a Tax on the overall net income of any Lender) imposed, levied, collected, withheld or assessed by or within the United States of America or any political subdivision in or of the United States of America or any other jurisdiction from or to which a payment is made by or on behalf of Borrowers.

(ii) <u>Grossing-up of Payments</u>. If any Borrower or any other Person is required by law to make any deduction or withholding on account of any such Tax from any sum paid or payable by such Borrower to the Administrative Agent or any Lender under any of the Loan Documents:

a. Borrowers shall notify the Administrative Agent of any such requirement or any change in any such requirement promptly after Borrowers become aware of it;

b. Borrowers shall pay any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on Borrowers) for their own account or (if that liability is imposed on the Administrative Agent or such Lender, as the case may be) on behalf of and in the name of the Administrative Agent or such Lender;

c. the sum payable by Borrowers in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, the Administrative Agent or such Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and

d. within 30 days after paying any sum from which it is required by law to make any deduction or withholding, and within 30 days after the due date of payment of any Tax which it is required by clause (b) above to pay, applicable

Borrower shall deliver to the Administrative Agent evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority;

provided that no such additional amount shall be required to be paid to any Lender under clause (c) above except to the extent that any change after the date hereof (in the case of each Lender listed on the signature pages hereof) or after the date of the Assignment Agreement pursuant to which such Lender became a Lender (in the case of each other Lender) in any such requirement for a deduction, withholding or payment as is mentioned therein shall result in an increase in the rate of such deduction, withholding or payment from that in effect at the date of this Agreement or at the date of such Assignment Agreement, as the case may be, in respect of payments to such Lender.

(iii)   Evidence of Exemption from U.S. Withholding Tax.

a.   Each Lender that is organized under the laws of any jurisdiction other than the United States or any state or other political subdivision thereof (for purposes of this Section 2.7(b)(iii), a "**Non-US Lender**") shall deliver to the Administrative Agent for transmission to Borrowers, on or prior to the Closing Date (in the case of each Lender listed on the signature pages hereof) or on or prior to the date of the Assignment Agreement pursuant to which it becomes a Lender (in the case of each other Lender), and at such other times as may be reasonably necessary in the determination of Borrowers or the Administrative Agent (each in the reasonable exercise of its discretion), (1) two original copies of Internal Revenue Service Form W-8BEN or W-8ECI (Parts I and II) (or any successor forms), properly completed and duly executed by such Lender, together with any other certificate or statement of exemption required under the Internal Revenue Code or the regulations issued thereunder to establish that such Lender is not subject to deduction or withholding of United States federal income tax with respect to any payments to such Lender of principal, interest, fees or other amounts payable under any of the Loan Documents or (2) if such Lender is not a "bank" or other Person described in Section 881(c)(3) of the Internal Revenue Code and cannot deliver either Internal Revenue Service Form W-8BEN or W-8ECI (Parts I and II) pursuant to clause (1) above, a Certificate re Non-Bank Status together with two original copies of Internal Revenue Service Form W-8 BEN (Part I) (or any successor form), properly completed and duly executed by such Lender, together with any other certificate or statement of exemption required under the Internal Revenue Code or the regulations issued thereunder to establish that such Lender is not subject to deduction or withholding of United States federal income tax with respect to any payments to such Lender of interest payable under any of the Loan Documents.

b.   Each Lender required to deliver any forms, certificates or other evidence with respect to United States federal income tax withholding matters pursuant to Section 2.7(b)(iii)a hereby agrees, from time to time after the initial delivery by such Lender of such forms, certificates or other evidence, whenever a lapse in time or change in circumstances renders such forms, certificates or other evidence obsolete or inaccurate in any material respect, that such Lender shall promptly (1) deliver to the Administrative Agent for transmission to Borrowers two new original copies of Internal Revenue Service Form W-8BEN or W-8ECI (Parts I and II), or a Certificate re Non-Bank Status and two original copies of Internal Revenue Service Form W-8 BEN (Part I), as the case may be, properly completed and duly executed by such Lender, together with any other certificate or statement of exemption required in order to confirm or establish that such Lender is not subject to deduction or withholding of United States federal income tax with respect to payments to such Lender under the Loan Documents or (2) notify the Administrative Agent and Borrowers of its inability to deliver any such forms, certificates or other evidence.

c.   Borrowers shall not be required to pay any additional amount to any Non-US Lender under Section 2.7(b)(ii) if such Lender shall have failed to satisfy the requirements of clause a or b (1) of this Section 2.7(b)(iii); provided that if such Lender shall have satisfied the requirements of Section 2.7(b)(iii)a on the Closing Date (in the case of each Lender listed on the signature pages hereof) or on the date of the Assignment Agreement pursuant to which it became a Lender (in the case of each other Lender), nothing in this Section 2.7(b)(iii)c shall relieve Borrowers of its obligation to pay any additional amounts pursuant to clause c of Section 2.7(b)(ii) in the event that, as a result of any change in any applicable law, treaty or governmental rule, regulation or order, or any change in the interpretation, administration or application thereof, such Lender is no longer properly entitled to deliver forms, certificates or other evidence at a subsequent date establishing the fact that such Lender is not subject to withholding as described in Section 2.7(b)(iii)a.

(c)   Capital Adequacy Adjustment. If any Lender shall have reasonably and in good faith determined that the adoption, effectiveness, phase-in or applicability after the date hereof of any law, rule or regulation (or any provision thereof) regarding capital adequacy, or any change therein or in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its applicable lending office) with any guideline, request or directive regarding capital adequacy (whether or not having the force of law) of any such governmental authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of, or with reference to, such Lender's Loans or Commitment or Letters of Credit or participations therein or other obligations hereunder with respect to the Loans or the Letters of Credit to a level below that which such Lender or such controlling corporation could have achieved but for such adoption, effectiveness, phase-in, applicability, change or compliance (taking into consideration the policies of such Lender or such controlling corporation with regard to capital adequacy), then from time to time, within five Business Days after receipt by any Borrower from such Lender of the statement referred to in the next sentence, such Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such controlling corporation on an after-tax basis for such reduction. Such Lender shall deliver to Borrowers (with a copy to Agent) a written statement, setting forth in reasonable detail the basis of the calculation of such additional amounts, which statement shall be conclusive and binding upon all parties hereto absent manifest error.

2.8   Obligation of Lenders to Mitigate.

Each Lender agrees that, as promptly as practicable after the officer of such Lender responsible for administering the Loans or Letters of Credit of such Lender, as the case may be, becomes aware of the occurrence of an event or the existence of a condition that would cause such Lender to become an Affected Lender or that would entitle such Lender to receive payments under Section 2.7 or Section 3.6, it will, to the extent not inconsistent with the internal policies of such Lender and any applicable legal or regulatory restrictions, use reasonable efforts (i) to make, issue, fund or maintain the Commitment of such Lender or the affected Loans or Letters of Credit of such Lender through another lending or letter of credit office of such Lender, or (ii) take such other measures as such Lender may deem reasonable, if as a result thereof the circumstances which would cause such Lender to be an Affected Lender would cease to exist or the additional amounts which would otherwise be required to be paid to such Lender pursuant to Section 2.7 or Section 3.6 would be materially reduced and if, as determined by such Lender in its sole discretion, the making, issuing, funding or maintaining of such Commitment or Loans or Letters of Credit through such other lending or letter of credit office or in accordance with such other measures, as the case may be, would not otherwise materially adversely affect such Commitment or Loans or Letters of Credit or the interests of such Lender; provided that such Lender will not be obligated to utilize such other lending or letter of credit office pursuant to this Section 2.8 unless applicable Borrower agrees to pay all incremental expenses incurred by such Lender as a result of utilizing such other lending or letter of credit office as described in clause (i) above. A certificate as to the amount of any such expenses payable by applicable Borrower pursuant to this Section 2.8 (setting forth in reasonable detail the basis for requesting such amount) submitted by such Lender to Applicable Borrower (with a copy to the Administrative Agent) shall be conclusive absent manifest error.

2.9   Joint Borrower Provisions. Each Borrower represents to the Lenders that each is an integral part of a consolidated enterprise, and that each Borrower will receive direct and indirect benefits from the availability of the joint credit facility provided for herein, and from the ability to access the collective credit resources of the consolidated enterprise that are Borrowers. Each Borrower irrevocably authorizes each other Borrower to act on its behalf in requesting, authorizing, and using the proceeds of the Loans made hereunder, and each Borrower agrees to be bound by the acts of each of the others in connection with the Loan Documents.

Each Borrower is, and at all times shall be, jointly and severally liable for each and every one of the Obligations hereunder, regardless of which Borrower requested, received, used, or directly enjoyed the benefit of the extensions of credit hereunder. Unless otherwise expressly set forth to the contrary in any of the Security Agreements, all of the Collateral provided under the Security Agreements shall secure all of the Obligations. Each Borrower's Obligations under this Agreement are independent Obligations and are absolute and unconditional. Each Borrower, to the extent permitted by law, hereby waives any defense to such Obligations that may arise by reason of the disability or other defense or cessation of liability of any other Borrower for any reason other than payment in full. Each Borrower also waives any defense to such Obligations that it may have as a result of any holder's election of or failure to exercise any right, power, or remedy, including, without limitation, the failure to proceed first against such other Borrower or any security it holds for such other Borrower's Obligations under any Loan Document, if any. Without limiting the generality of the foregoing, each Borrower expressly waives all demands and notices whatsoever (except for any demands or notices, if any, that such Borrower expressly is entitled to receive pursuant to the terms of any Loan Document), and agrees that the Lenders and the Administrative Agent may, without notice (except for such notice, if any, as such Borrower expressly is entitled to receive pursuant to the terms of any Loan Document) and without releasing the liability of such Borrower, extend for the benefit of any other Borrower the time for making any payment, waive or extend the performance of any agreement or make any settlement of any agreement for the benefit of any other Borrower, and may proceed against each Borrower, directly and independently of any other Borrower, as such obligee may elect in accordance with this Agreement.

Each Borrower acknowledges that the Obligations of such Borrower undertaken herein or in the other Loan Documents, and the grants of security interests and liens by such Borrower to secure Obligations of the other Borrowers could be construed to consist, at least in part, of the guaranty of Obligations of the other Borrowers and, in full recognition of that fact, each Borrower consents and agrees as hereinafter set forth in the balance of this Section 2.9. The consents, waivers, and agreements of the Borrowers that are contained in the balance of this Section 2.9 are intended to deal with the suretyship aspects of the transactions evidenced by the Loan Documents (to the extent that a Borrower may be deemed a guarantor or surety for the Obligations of another Borrower) and thus are intended to be effective and applicable only to the extent that any Borrower has agreed to answer for the Obligations of another Borrower or has granted a lien or security interest in Collateral to secure the Obligations of another Borrower. Conversely, the consents, waivers, and agreements of the Borrowers that are contained in the balance of this Section 2.9 shall not be applicable to the direct Obligations of a Borrower with respect to credit extended directly to such Borrower, and shall not be applicable to security interests or liens on Collateral of a Borrower given to directly secure direct Obligations of such Borrower where no aspect of guaranty or suretyship is involved. Each Borrower consents and agrees that the Lenders may, at any time and from time to time, without notice or demand, whether before or after any actual or purported termination, repudiation or revocation of this Agreement by any one or more Borrowers, and without affecting the enforceability or continuing effectiveness hereof as to such Borrower, in accordance with the terms of the Loan Documents: (a) supplement, restate, modify, amend, increase, decrease, extend, renew, accelerate or otherwise change the time for payment or the terms of the Obligations or any part thereof, including any increase or decrease of the rate(s) of interest thereon; (b) supplement, restate, modify, amend, increase, decrease or waive, or enter into or give any agreement, approval or consent with respect to, the Obligations or any part thereof, or any of the Loan Documents or any security or guarantees granted or entered into by any Person(s) other than such Borrower, or any condition, covenant, default, remedy, right, representation or term thereof or thereunder; (c) accept new or additional instruments, documents or agreements in exchange for or relative to any of the Loan Documents or the Obligations or any part thereof, (d) accept partial payments on the Obligations; (e) receive and hold additional security or guarantees for the Obligations or any part thereof, (f) release, reconvey, terminate, waive, abandon, fail to perfect, subordinate, exchange, substitute, transfer or enforce any security or guarantees, and apply any security and direct the order or manner of sale thereof as the Lenders in their sole and absolute discretion may determine; (g) release any other Person (including, without limitation, any other Borrower) from any personal liability with respect to the Obligations or any part thereof, (h) with respect to any Person other than such Borrower (including, without limitation, any other Borrower), settle, release on terms satisfactory to the Lenders or by operation of applicable laws or otherwise liquidate or enforce any Obligations and any security therefor or guaranty thereof in any manner, consent to the transfer of any security and bid and purchase at any sale; or (i) consent to the merger, change or any other restructuring or termination of the corporate or partnership existence of any other Borrower or any other Person, and correspondingly agree, in accordance with all applicable provisions of the Loan Documents, to the restructure of the Obligations, and any such merger, change, restructuring or termination shall not affect the liability of any Borrower or the continuing effectiveness hereof, or the enforceability hereof with respect to all or any part of the Obligations.

Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent and the Collateral Agent may enforce the Loan Documents independently as to each Borrower and independently of any other remedy the Administrative Agent or the Collateral Agent at any time may have or hold in connection with the Obligations, and, subject to the provisions of Section 8.3 and the terms of the Intercreditor and Subordination Agreement, it shall not be necessary for the Administrative Agent or the Collateral Agent to marshal assets in favor of any Borrower or any other Person or to proceed upon or against or exhaust any security or remedy before proceeding to enforce this Agreement or any other Loan Documents. Each Borrower expressly waives, subject to the provisions of Section 8.3, any right to require the Administrative Agent or the Collateral Agent to marshal assets in favor of any Borrower or any other Person or to proceed against any other Borrower or any Collateral provided by any Person, and agrees that, subject to the provisions of Section 8.3, the Administrative Agent and the Collateral Agent may proceed against Borrowers or any Collateral in such order as they shall determine in their sole and absolute discretion.

The Administrative Agent and the Collateral Agent may file a separate action or actions against any Borrower, whether action is brought or prosecuted with respect to any security or against any other Person, or whether any other Person is joined in any such action or actions. Each Borrower agrees, for itself, that the Administrative Agent, the Collateral Agent and any other Borrower, or any Affiliate of any other Borrower (other than such Borrower itself), may deal with each other in connection with the Obligations or otherwise, or alter any contracts or agreements now or hereafter existing between any of them, in any manner whatsoever, all without in any way altering or affecting the continuing efficacy as to such Borrower of the Loan Documents.

Subject to the terms of the Intercreditor and Subordination Agreement, the Administrative Agent's, the Collateral Agent's and the Lenders' rights hereunder shall be reinstated and revived, and the enforceability of this Agreement shall continue, with respect to any amount at any time paid on account of the Obligations which thereafter shall be required to be restored or returned by the Administrative Agent, the Collateral Agent or the Lenders (including, without limitation, the restoration or return of any amount pursuant to a court order or judgment (whether or not final or non-appealable), or pursuant to a good faith settlement of a pending or threatened avoidance or recovery action, or pursuant to good faith compliance with a demand made by a Person believed to be entitled to pursue an avoidance or recovery action (such as a bankruptcy trustee or a Person having the avoiding powers of a bankruptcy trustee, or similar avoiding powers), and without requiring the Administrative Agent, the Collateral Agent or the Lenders to oppose or litigate avoidance or recovery demands or actions that it believes in good faith to be meritorious or worthy of settlement or compliance, or pursue or exhaust appeals), all as though such amount had not been paid. The rights of the Administrative Agent, the Collateral Agent or the Lenders created or granted herein and the enforceability of the Loan Documents at all times shall remain effective to cover the full amount of all the Obligations even though the Obligations, including any part thereof or any other security or guaranty therefor, may be or hereafter may become invalid or otherwise unenforceable as against any other Borrower and whether or not any other Borrower shall have any personal liability with respect thereto.

To the maximum extent permitted by applicable law, each Borrower, for itself, expressly waives any and all defenses now or hereafter arising or that otherwise might be asserted by reason of (a) any disability or other defense of any other Borrower with respect to the Obligations or with respect to the enforceability of the Collateral Agent's security interest in or Lien on any collateral securing any of the Obligations (including, without limitation, the Collateral), (b) the unenforceability or invalidity of any security or guaranty for the Obligations or the lack of perfection or continuing perfection or failure of priority of any security for the Obligations, (c) the cessation for any cause whatsoever of the liability of any other Borrower (other than by reason of the full payment and performance of all Obligations), (d) any failure of the Administrative Agent or the Collateral Agent to give notice of sale or other disposition of Collateral to any other Borrower or any other Person other than such waiving Borrower, or any defect in any notice that may be given to any other Borrower for any other Person other than such waiving Borrower, in connection with any sale or disposition of any collateral securing the Obligations or any of them (including, without limitation, the Collateral), (e) any failure of the Administrative Agent or the Collateral Agent to comply with applicable law in connection with the sale or other disposition of any collateral or other security for any Obligation that is owned by another Borrower or by any other Person other than such waiving Borrower, including any failure of the Administrative Agent to conduct a commercially reasonable sale or other disposition of any such collateral or other security for any Obligation, (f) any act or omission of the Administrative Agent or others that directly or indirectly results in or aids the discharge or release of any other Borrower, or the Obligations of any other Borrower, or any security or guaranty therefor, by operation of law or otherwise, or (g) any law which provides that the obligation of a surety or guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal or which reduces a surety's or guarantor's obligation in proportion to the principal obligation. Until such time, if any, as all of the Obligations (other than contingent obligations and indemnities which survive repayment of the Loans) have been paid and performed in full and no portion of any commitment of the Lenders to any Borrower under any Loan Document remains in effect, no Borrower shall have any right of subrogation, contribution, reimbursement or indemnity, and each Borrower expressly waives any right to enforce any remedy that the Administrative Agent and the Collateral Agent now have or hereafter may have against any other Person and waives the benefit of, or any right to participate in, any collateral now or hereafter held by the Administrative Agent or the Collateral Agent. Except to the extent expressly provided for in any Loan Document, each Borrower expressly waives, to the maximum extent permitted by applicable law, all rights or entitlements to presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Obligations, and all notices of acceptance of the Loan Documents or of the existence, creation or incurring of new or additional Obligations.

In the event that all or any part of the Obligations at any time should be or become secured by any one or more deeds of trust or mortgages or other instruments creating or granting liens on any interests in real property, each Borrower authorizes the Collateral Agent, upon the occurrence of and during the continuance of any Event of Default, at its sole option, without notice or demand except as is or may be expressly required by the terms of any Loan Document or by the provisions of any applicable law, to foreclose any or all of such deeds of trust or mortgages or other instruments by judicial or non-judicial sale, without affecting or diminishing, except to the extent of the effect of the application of the proceeds realized therefrom, and except to the extent mandated by any non-waivable provision of applicable law, the Obligations of any Borrower (other than the Obligations of a grantor of a foreclosed deed of trust, mortgage, or other instrument, to the extent, if any, that applicable law affects or diminishes the Obligations of such grantor), the enforceability of this Agreement or any other Loan Document, or the validity or enforceability of any remaining security interests or liens of, or for the benefit of, the Lenders, the Administrative Agent and the Collateral Agent on any Collateral.

Each Borrower hereby agrees to keep each other Borrower fully apprised at all times as to the status of its business, affairs, finances, and financial condition, and its ability to perform its Obligations under the Loan Documents, and in particular as to any adverse developments with respect thereto. Each Borrower hereby agrees to undertake to keep itself apprized at all times as to the status of the business, affairs, finances, and financial condition of each other Borrower, and of the ability of each other Borrower to perform its Obligations under the Loan Documents, and in particular as to any adverse developments with respect to any thereof. Each Borrower hereby agrees, in light of the foregoing mutual covenants to inform each other, and to keep themselves and each other informed as to such matters, that the Lenders, the Administrative Agent and the Collateral Agent shall have no duty to inform any Borrower of any information pertaining to the business, affairs, finances, or financial condition of any other Borrower, or pertaining to the ability of any other Borrower to perform its Obligations under the Loan Documents, even if such information is adverse, and even if such information might influence the decision of one or more of the Borrowers to continue to be jointly and severally liable for, or to provide Collateral for, Obligations of one or more of the other Borrowers. To the fullest extent permitted by applicable law, each Borrower hereby expressly waives any duty of the Lenders, the Administrative Agent and the Collateral Agent to inform any Borrower of any such information.

Borrowers and each of them warrant and agree that each of the waivers and consents set forth herein are made after consultation with legal counsel and with full knowledge of their significance and consequences, with the understanding that events giving rise to any defense or right waived may diminish, or otherwise adversely affect rights that Borrowers otherwise may have against other Borrowers, Lenders, the Administrative Agent, the Collateral Agent, or others, or against Collateral, and that, under the circumstances, the waivers and consents herein given are reasonable. If any of the waivers or consents herein is determined to be contrary to any applicable law or public policy, such waivers and consents shall be effective to the maximum extent permitted by law.

ARTICLE 3.

LETTERS OF CREDIT

3.1   Issuance of Letters of Credit and Lenders' Purchase of Participations Therein.

(a)   Letters of Credit. In addition to Borrowers requesting that Lenders make Loans pursuant to Section 2.1(a), Borrowers may request, in accordance with the provisions of this Section 3.1, from time to time during the period from the Closing Date to the 30th day prior to the Termination Date, that one or more Lenders issue Letters of Credit for the account of Borrowers for the purposes specified in the definitions of Commercial Letters of Credit and Standby Letters of Credit. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of Borrowers herein set forth, any one or more Lenders may, but (except as provided in Section 3.1(b)(ii)) shall not be obligated to, issue such Letters of Credit in accordance with the provisions of this Section 3.1; provided that Borrowers shall not request that any Lender issue (and no Lender shall issue):

(i)   any Letter of Credit if, after giving effect to such issuance, the Total Utilization of Aggregate Commitments would exceed the Aggregate Commitments then in effect;

(ii)   any Letter of Credit if, after giving effect to such issuance, the Letter of Credit Usage would exceed $10,000,000;

(iii)   any Standby Letter of Credit having an expiration date later than the earlier of (a) ten days prior to the Termination Date and (b) the date which is one year from the date of issuance of such Standby Letter of Credit; provided that the immediately preceding clause (b) shall not prevent any Issuing Lender from agreeing that a Standby Letter of Credit will automatically be extended for one or more successive periods not to exceed one year each unless such Lender elects not to extend for any such additional period; and provided, further that such Lender shall elect not to extend such Standby Letter of Credit if it has knowledge that an Event of Default has occurred and is continuing (and has not been waived in accordance with Section 10.6) at the time such Lender must elect whether or not to allow such extension; or

(iv)   any Commercial Letter of Credit having an expiration date (a) later than the earlier of (X) the Termination Date and (Y) the date which is 180 days from the date of issuance of such Commercial Letter of Credit or (b) that is otherwise unacceptable to the applicable Issuing Lender in its reasonable discretion; or

(v)   any Letter of Credit denominated in a currency other than dollars; or

(vi)   any Letter of Credit which would require drawings other than sight.

(b)   Mechanics of Issuance.

(i)   Notice of Issuance. Whenever any Borrower desires the issuance of a Letter of Credit, it shall deliver to the Administrative Agent a Request for Issuance of

Letter of Credit in the form of Exhibit M annexed hereto no later than 12:00 Noon (New York City time) at least three Business Days (in the case of Standby Letters of Credit) or five Business Days (in the case of Commercial Letters of Credit), or in each case such shorter period as may be agreed to by the Issuing Lender in any particular instance, in advance of the proposed date of issuance. The Request for Issuance of Letter of Credit shall specify (a) the proposed date of issuance (which shall be a Business Day), (b) whether the Letter of Credit is to be a Standby Letter of Credit or a Commercial Letter of Credit, (c) the face amount of the Letter of Credit, (d) the expiration date of the Letter of Credit, (e) the name and address of the beneficiary, and (f) either the verbatim text of the proposed Letter of Credit or the proposed terms and conditions thereof, including a precise description of any documents to be presented by the beneficiary which, if presented by the beneficiary prior to the expiration date of the Letter of Credit, would require the Lender to make payment under the Letter of Credit; provided that the Lender, in its reasonable discretion, may require changes in the text of the proposed Letter of Credit or any such documents.

Borrowers shall notify the applicable Lender (and the Administrative Agent, if the Administrative Agent is not such Lender) prior to the issuance of any Letter of Credit in the event that any of the matters to which Borrowers are required to certify in the applicable Request for Issuance of Letter of Credit is no longer true and correct as of the proposed date of issuance of such Letter of Credit, and upon the issuance of any Letter of Credit Borrowers shall be deemed to have re-certified, as of the date of such issuance, as to the matters to which Borrowers are required to certify in the applicable Request for Issuance of Letter of Credit.

(ii)   Determination of Issuing Lender. Upon receipt by the Administrative Agent of a Request for Issuance of Letter of Credit pursuant to Section 3.1(b)(i) requesting the issuance of a Letter of Credit, in the event the Administrative Agent elects to issue such Letter of Credit, the Administrative Agent shall promptly so notify the applicable Borrower, and the Administrative Agent shall be the Issuing Lender with respect thereto. In the event that the Administrative Agent, in its sole discretion, elects not to issue such Letter of Credit, the Administrative Agent shall promptly so notify the applicable Borrower, whereupon the applicable Borrower may request any other Lender to issue such Letter of Credit by delivering to such Lender a copy of the applicable Request for Issuance of Letter of Credit. Any Lender so requested to issue such Letter of Credit shall promptly notify the applicable Borrower and the Administrative Agent whether or not, in its reasonable discretion, it has elected to issue such Letter of Credit. In the event that all other Lenders shall have declined to issue such Letter of Credit, notwithstanding the prior election of the Administrative Agent not to issue such Letter of Credit, the Administrative Agent shall be obligated to issue such Letter of Credit, notwithstanding the fact that the Letter of Credit Usage with respect to such Letter of Credit and with respect to all other Letters of Credit issued by the Administrative Agent, when aggregated with the Administrative Agent's outstanding Loans, may exceed the Administrative Agent's Commitment then in effect.

(iii)   Issuance of Letter of Credit. Upon satisfaction or waiver (in accordance with Section 10.6 of the conditions set forth in Section 4.3, the Issuing Lender shall issue the requested Letter of Credit in accordance with the Issuing Lender's standard operating procedures.

(iv)   Notification to Lenders. Promptly after the issuance or amendment of a Letter of Credit, the applicable Issuing Lender shall notify the Administrative Agent and Borrowers in writing of such issuance or amendment and the notice to the Administrative Agent shall be accompanied by a copy of such issuance or amendment. Upon receipt of such notice, the Administrative Agent shall promptly notify each Lender in writing of such issuance or amendment and if so requested by any Lender, the Administrative Agent shall provide such Lender with copies of such issuance or amendment.

(c)   Lenders' Purchase of Participations in Letters of Credit. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby agrees to, have irrevocably purchased from Issuing Lender a participation in such Letter of Credit and any drawings honored thereunder in an amount equal to such Lender's Pro Rata Share of the maximum amount which is or at any time may become available to be drawn thereunder.

3.2   Letter of Credit Fees.

Borrowers agree to pay the following amounts with respect to Letters of Credit issued hereunder:

(i)   with respect to each Letter of Credit (a) a fronting fee, payable directly to the applicable Issuing Lender for its own account, equal to 0.25% per annum of the daily amount available to be drawn under such Letter of Credit; provided that in any event, the minimum fronting fee for any Letter of Credit shall be $500 per year per Letter of Credit and (b) a letter of credit fee, payable to the Administrative Agent for the account of Lenders, equal to the Applicable Eurodollar Rate Margin set forth in Section 2.2(a) hereof for Eurodollar Rate Loans multiplied by the daily amount available from time to time to be drawn under such Letter of Credit, each such fronting fee or letter of credit fee to be payable in arrears on and to (but excluding) each March 15, June 15, September 15 and December 15 of each year and computed on the basis of a 360-day year for the actual number of days elapsed; and

(ii)   with respect to the issuance, amendment or transfer of each Letter of Credit and each payment of a drawing made thereunder (without duplication of the fees payable under clause (i) above), documentary and processing charges payable directly to Lender who issued such Letter of Credit for its own account in accordance with such Lender's standard schedule for such charges in effect at the time of such issuance, amendment, transfer or payment, as the case may be.

For purposes of calculating any fees payable under clause (i) of this Section 3.2, the daily amount available to be drawn under any Letter of Credit shall be determined as of the close of business on any date of determination. Promptly upon receipt by the Administrative Agent of any amount described in clause (i)b of this Section 3.2, the Administrative Agent shall distribute to each Lender its Pro Rata Share of such amount.

3.3 [Drawings and Reimbursement of Amounts Paid Under Letters of Credit](#).

(a) Responsibility of Issuing Lender With Respect to Drawings. In determining whether to honor any drawing under any Letter of Credit by the beneficiary thereof, Lender who issued such Letter of Credit shall be responsible only to examine the documents delivered under such Letter of Credit with reasonable care so as to ascertain whether they appear on their face to be in accordance with the terms and conditions of such Letter of Credit.

(b) Reimbursement by Borrowers of Amounts Paid Under Letters of Credit. In the event the Lender who issued such Letter of Credit has determined to honor a drawing under a Letter of Credit issued by it, such Lender shall immediately notify Borrowers and the Administrative Agent, and such Borrowers shall reimburse such Lender on or before the Business Day immediately following the date on which such drawing is honored (the "**Reimbursement Date**") in an amount in Dollars and in same day funds equal to the amount of such drawing; provided that, anything contained in this Agreement to the contrary notwithstanding, (i) unless Borrowers shall have notified the Administrative Agent and such Lender prior to 10:00 A.M. (New York City time) on the date such drawing is honored that Borrowers intend to reimburse such Lender for the amount of such drawing with funds other than the proceeds of Loans, Borrowers shall be deemed to have given a timely Notice of Borrowing to the Administrative Agent requesting Lenders to make Loans that are Base Rate Loans on the Reimbursement Date in an amount in Dollars equal to the amount of such drawing and (ii) subject to satisfaction or waiver of the conditions specified in Section 4.3, Lenders shall, on the Reimbursement Date, make Loans that are Base Rate Loans in the amount of such honored drawing, the proceeds of which shall be applied directly by the Administrative Agent to reimburse such Lender who issued such Letter of Credit for the amount of such honored drawing; and provided, further that if for any reason proceeds of Loans are not received by such Lender on the Reimbursement Date in an amount equal to the amount of such drawing, Borrowers shall reimburse such Lender who issued such Letter of Credit, on demand, in an amount in same day funds equal to the excess of the amount of such drawing over the aggregate amount of such Loans, if any, which are so received. Nothing in this Section 3.3(b) shall be deemed to relieve any Lender from its obligation to make Loans on the terms and conditions set forth in this Agreement, and Borrowers shall retain any and all rights it may have against any Lender who issued such Letter of Credit resulting from the failure of such Lender who issued such Letter of Credit to make such Loans under this Section 3.3(b).

(c) Payment by Lenders of Unreimbursed Amounts Paid Under Letters of Credit.

(i) Payment by Lenders. In the event that Borrowers shall fail for any reason to reimburse any Issuing Lender who issued such Letter of Credit as provided in Section 3.3(b) in an amount equal to the amount of any drawing honored by such Lender who issued such Letter of Credit under a Letter of Credit issued by it, such Lender shall promptly notify each other Lender of the unreimbursed amount of such drawing and of such other Lender's respective participation therein based on such Lender's Pro Rata Share. Each Lender shall make available to such Lender who issued such Letter of Credit an amount equal to its respective participation, in Dollars and in same day funds, at the office of such Lender specified in such notice, not later than 12:00 Noon (New York City time) on the first business day (under the laws of the jurisdiction in which such office of such Lender who issued such Letter of Credit is located) after the date notified by such Lender. In the event that any Lender fails to make available to such Lender who issued such Letter of Credit on such business day the amount of such Lender's participation in such Letter of Credit as provided in this Section 3.3(c), such Lender who issued such Letter of Credit shall be entitled to recover such amount on demand from such Lender together with interest thereon at the rate customarily used by such Lender who issued such Letter of Credit for the correction of errors among banks for three Business Days and thereafter at the Base Rate. Nothing in this Section 3.3(c) shall be deemed to prejudice the right of any Lender to recover from any Lender who issued such Letter of Credit any amounts made available by such Lender to such Lender who issued such Letter of Credit pursuant to this Section 3.3(c) in the event that it is determined by the final judgment of a court of competent jurisdiction that the payment with respect to a Letter of Credit by such Lender who issued such Letter of Credit in respect of which payment was made by such Lender constituted gross negligence or willful misconduct on the part of such Lender who issued such Letter of Credit .

(ii)   Distribution to Lenders of Reimbursements Received From Borrowers. In the event any Lender who issued such Letter of Credit shall have been reimbursed by other Lenders pursuant to Section 3.3(c)(i) for all or any portion of any drawing honored by such Lender who issued such Letter of Credit under a Letter of Credit issued by it, such Lender who issued such Letter of Credit shall distribute to each other Lender which has paid all amounts payable by it under Section 3.3(c)(i) with respect to such honored drawing such other Lender's Pro Rata Share of all payments subsequently received by such Lender who issued such Letter of Credit from Borrowers in reimbursement of such honored drawing when such payments are received. Any such distribution shall be made to a Lender at its primary address set forth below its name on the appropriate signature page hereof or at such other address as such Lender may request.

(d)   Interest on Amounts Paid Under Letters of Credit.

(i)   Payment of Interest by Borrowers. Borrowers agree to pay to each Lender who issued such Letter of Credit, with respect to drawings honored under any Letters of Credit issued by it, interest on the amount paid by such Lender who issued such Letter of Credit in respect of each such drawing from the date such drawing is honored to but excluding the date such amount is reimbursed by Borrowers (including any such reimbursement out of the proceeds of Loans pursuant to Section 3.3(b)) at a rate equal to (a) for the period from the date such drawing is honored to but excluding the Reimbursement Date, the rate then in effect under this Agreement with respect to Loans that are Base Rate Loans and (b) thereafter, a rate which is 2% per annum in excess of the rate of interest otherwise payable under this Agreement with respect to Loans that are Base Rate Loans. Interest payable pursuant to this Section 3.3(d)(i) shall be computed on the basis of a 360-day year for the actual number of days elapsed in the period during which it accrues and shall be payable on demand or, if no demand is made, on the date on which the related drawing under a Letter of Credit is reimbursed in full.

(ii)   Distribution of Interest Payments by Issuing Lender. Promptly upon receipt by any Lender who issued such Letter of Credit of any payment of interest pursuant to Section 3.3(d)(i) with respect to a drawing under a Letter of Credit issued by it, (a) such Lender who issued such Letter of Credit shall distribute to each other Lender, out of the interest received by such Lender who issued such Letter of Credit in respect of the period from the date such drawing is honored to but excluding the date on which such Lender who issued such Letter of Credit is reimbursed for the amount of such drawing (including any such reimbursement out of the proceeds of Loans pursuant to Section 3.3(b)), the amount that such other Lender would have been entitled to receive in respect of the letter of credit fee that would have been payable in respect of such Letter of Credit for such period pursuant to Section 3.2 if no drawing had been honored under such Letter of Credit, and (b) in the event such Lender who issued such Letter of Credit shall have been reimbursed by other Lenders pursuant to Section 3.3(c)(i) for all or any portion of such drawing, such Lender who issued such Letter of Credit shall distribute to each other Lender which has paid all amounts payable by it under Section 3.3(c)(i) with respect to such drawing such other Lender's Pro Rata Share of any interest received by such Lender who issued such Letter of Credit in respect of that portion of such drawing so reimbursed by other Lenders for the period from the date on which such Lender who issued such Letter of Credit was so reimbursed by other Lenders to but excluding the date on which such portion of such drawing is reimbursed by Borrowers. Any such distribution shall be made to a Lender at its primary address set forth below its name on the appropriate signature page hereof or at such other address as such Lender may request.

3.4   Obligations Absolute.

The obligation of Borrowers to reimburse each Lender who issued such Letter of Credit for drawings made under the Letters of Credit issued by it and to repay any Loans made by Lenders pursuant to Section 3.3(b) and the obligations of Lenders under Section 3.3(c)(i) shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances including any of the following circumstances:

(i)   any lack of validity or enforceability of any Letter of Credit;

(ii)   the existence of any claim, set-off, defense or other right which Borrowers or any Lender may have at any time against a beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such transferee may be acting), any Lender or any other Person or, in the case of a Lender, against Borrowers, whether in connection with this Agreement, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between any Borrower or one of its Subsidiaries and the beneficiary for which any Letter of Credit was procured);

(iii)   any draft or other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(iv)   payment by the applicable Lender under any Letter of Credit against presentation of a draft or other document which does not substantially comply with the terms of such Letter of Credit;

(v)   any adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of any Borrower or any of its Subsidiaries;

(vi)   any breach of this Agreement or any other Loan Document by any party thereto;

(vii)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing; or

(viii)   the fact that a Default or an Event of Default or a Potential Event of Default shall have occurred and be continuing;

provided, in each case, that payment by the applicable Lender under the applicable Letter of Credit shall not have constituted gross negligence or willful misconduct of such Issuing Lender under the circumstances in question (as determined by a final judgment of a court of competent jurisdiction); provided, further, that reimbursement by Borrowers of an Issuing Lender shall not constitute a waiver by Borrowers of any claims against the Issuing Lender for gross negligence or willful misconduct based upon any of the circumstances described above.

3.5   Indemnification; Nature of Issuing Lenders' Duties.

(a)   Indemnification. In addition to amounts payable as provided in Section 3.6, Borrowers hereby agree to protect, indemnify, pay and save harmless each Lender who issued such Letter of Credit from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable fees, expenses and disbursements of counsel and allocated costs of internal counsel) which such Lender who issued such Letter of Credit may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of any Letter of Credit by such Lender, other than as a result of (a) the gross negligence or willful misconduct of such Lender as determined by a final judgment of a court of competent jurisdiction or (b) subject to the following clause (ii), the wrongful dishonor by such Lender of a proper demand for payment made under any Letter of Credit issued by it or (ii) the failure of such Lender to honor a drawing under any such Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority (all such acts or omissions herein called "Governmental Acts").

(b)   Nature of Issuing Lenders' Duties. As between Borrowers and any Lender who issued such Letter of Credit, Borrowers assume all risks of the acts and omissions of, or misuse of the Letters of Credit issued by such Lender who issued such Letter of Credit by, the respective beneficiaries of such Letters of Credit. In furtherance and not in limitation of the foregoing, such Lender shall not be responsible for: (i) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of any such Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) failure of the beneficiary of any such Letter of Credit to comply fully with any conditions required in order to draw upon such Letter of Credit; (iv) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher; (v) errors in interpretation of technical terms; (vi) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof; (vii) the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; or (viii) any consequences arising from causes beyond the control of such Lender, including any Governmental Acts, and none of the above shall affect or impair, or prevent the vesting of, any of such Lender's rights or powers hereunder.

In furtherance and extension and not in limitation of the specific provisions set forth in the first paragraph of this Section 3.5(b), any action taken or omitted by any Lender who issued such Letter of Credit under or in connection with the Letters of Credit issued by it or any documents and certificates delivered thereunder, if taken or omitted reasonably and in good faith, shall not put such Lender under any resulting liability to Borrowers.

Notwithstanding anything to the contrary contained in this Section 3.5, Borrowers shall retain any and all rights it may have against any Lender who issued such Letter of Credit for any liability arising out of the gross negligence or willful misconduct of such Lender, as determined by a final judgment of a court of competent jurisdiction.

3.6   [Increased Costs and Taxes Relating to Letters of Credit](#).

Subject to the provisions of Section 2.7(b) (which shall be controlling with respect to the matters covered thereby), in the event that any Lender shall reasonably and in good faith determine (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a court or governmental authority, in each case that becomes effective after the date hereof, or compliance by any Lender with any guideline, request or directive issued or made after the date hereof by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law):

(i)   subjects such Lender (or its applicable lending or letter of credit office) to any additional Tax (other than any Tax on the overall net income of such Lender) with respect to the issuing or maintaining of any Letters of Credit or the purchasing or maintaining of any participations therein or any other obligations under this Article 3, whether directly or by such being imposed on or suffered by any particular Lender;

(ii)   imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement in respect of any Letters of Credit issued by any Lender or participations therein purchased by any Lender; or

(iii)   imposes any other condition (other than with respect to a Tax matter) on or affecting such Lender (or its applicable lending or letter of credit office) regarding this Article 3 or any Letter of Credit or any participation therein;

and the result of any of the foregoing is to increase the cost to such Issuing Lender or Lender of agreeing to issue, issuing or maintaining any Letter of Credit or agreeing to purchase, purchasing or maintaining any participation therein or to reduce any amount received or receivable by such Issuing Lender or Lender (or its applicable lending or letter of credit office) with respect thereto; then, in any case, Borrowers shall promptly pay to such Issuing Lender or Lender, upon receipt of the statement referred to in the next sentence, such additional amount or amounts as may be necessary to compensate such Issuing Lender or Lender for any such increased cost or reduction in amounts received or receivable hereunder. Such Issuing Lender or Lender shall deliver to Borrowers a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Issuing Lender or Lender under this Section 3.6, which statement shall be conclusive and binding upon all parties hereto absent manifest error.

ARTICLE 4.

CONDITIONS PRECEDENT AND CONDITIONS SUBSEQUENT

4.1   Conditions of Loans. The obligations of Lenders to make Loans on each Funding Date are subject to the following conditions precedent:

(a)   Administrative Agent shall have received before that Funding Date, in accordance with the provisions of Section 2.1(b), an originally executed Notice of Borrowing, in each case signed by the chief executive officer, the chief financial officer or the treasurer of Borrowers or by an executive officer of Borrowers designated by any of the above-described officers on behalf of Borrowers in a writing delivered to the Administrative Agent.

(b)   As of that Funding Date:

(i)   The representations and warranties contained herein and in the other Loan Documents shall be true and correct in all material respects on and as of that Funding Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date;

(ii)   No event shall have occurred and be continuing or would result from the consummation of the borrowing contemplated by such Notice of Borrowing that would constitute a Default or an Event of Default;

(iii)   No order, judgment or decree of any court, arbitrator or governmental authority shall purport to enjoin or restrain any Lender from making the Loans to be made by it on that Funding Date; and

(iv)   The making of the Loans requested on such Funding Date shall not violate any Requirement of Law including Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System.

4.2   Loan Documents. The obligation of each Lender to make its Loans on the initial Funding Date hereunder is subject to the condition that the Administrative Agent shall have received on or before the Closing Date all of the following, in form and substance satisfactory to the Administrative Agent and each Lender and, with respect to original Loan Documents other than the Notes, in sufficient copies for each Lender: the Loan Documents, executed by each Borrower, the Administrative Agent and each Lender, as applicable; and in addition:

(a)   Resolutions; Incumbency.

(i)   copies of the resolutions of the board of directors of each Borrower approving and authorizing the execution, delivery and performance by such Person of this Agreement and the other Loan Documents to be delivered hereunder, and authorizing the borrowing of the Loans, certified as of the Closing Date by the Secretary or an Assistant Secretary of such Person; and

(ii)   a certificate of the Secretary or Assistant Secretary of each Borrower certifying the names and true signatures of the offices of such Person authorized to execute and deliver and perform, as applicable, this Agreement, and all other Loan Documents to be delivered hereunder.

(b)   Articles of Incorporation, By-laws and Good Standing. For each Borrower, each of the following documents:

(i)   the articles or certificate of incorporation of such Person, as in effect on the Closing Date, certified by the Secretary of State of the state of incorporation of the Person as of a recent date and by the Secretary or Assistant Secretary of the Person as of the Closing Date;

(ii)   the by-laws of such Person, as in effect on the Closing Date; and

(iii)   a good standing certificate from the Secretary of State or equivalent officer with respect to each state specified with respect to such Borrower on Schedule 4.2(b)(ii).

(c)   Legal Opinion. An opinion of counsel to Borrowers, addressed to the Administrative Agent and the Lenders, substantially in the form of Exhibit C.

(d)   Payment of Fees. Borrowers shall have paid all accrued and unpaid reasonable fees, costs and expenses due hereunder to the extent then due and payable on the Closing Date, together with Attorney Costs accrued hereunder to the extent invoiced prior to or on the Closing Date.

(e)   Certificate. A certificate signed by a Responsible Officer of each Borrower, dated as of the Closing Date, stating that:

       (i)   the representations and warranties contained in Article 5 and in the Security Agreements are true and correct in all material respects on and as of such date, as though made on and as of such date;

       (ii)   no Default or Event of Default exists or would result from any Borrowing made on such date;

       (iii)   all Liens granted pursuant to the DIP Financing Orders have been released and terminated, all loans have been prepaid and all commitments under the DIP Credit Agreement terminated;

       (iv)   there has not occurred, since the Confirmation Date, any event or circumstance that could reasonably be expected to result in a Material Adverse Effect;

       (v)   no notice of appeal or writ of certiorari has been filed with respect to the Confirmation Order; and

       (vi)   from the Confirmation Date, no law or regulation has been adopted, no order, final judgment or decree of any Governmental Authority (other than the Confirmation Order) has been issued, and no litigation are pending or threatened (other than the Cases), which could reasonably be expected to have a Material Adverse Effect.

       (f)   <u>Confirmation Order</u>. The Administrative Agent shall have received a copy of the Confirmation Order, which (i) shall be in form and substance reasonably satisfactory to the Administrative Agent (without limiting the generality of the foregoing, the Confirmation Order shall confirm a Plan of Reorganization that conforms in all material respects to the Term Sheet), (ii) shall have been entered upon an application of Borrowers reasonably satisfactory in form and substance to the Administrative Agent, and (iii) shall be in full force and effect. Notwithstanding the foregoing, the Collateral Agent shall have the right, exercisable by action of the Majority Lenders, but not the obligation, to record any lien and/or security interest granted hereby pursuant to any applicable state or other law method. Borrowers shall bear all reasonable costs and expenses incurred by Collateral Agent in recording any lien or security interest granted hereby and shall pay such reasonable costs and expenses to the Collateral Agent.

       (g)   <u>Insurance Certificates</u>. Receipt of the following (in form and substance reasonably satisfactory to the Collateral Agent): (i) evidence that the Collateral Agent, on behalf of the Lenders, the Administrative Agent and the Collateral Agent, has been named lender loss payee for all insurance maintained by Borrowers relating to encumbered real property, contents, earthquake and employee dishonesty, (ii) evidence of business interruption insurance and (iii) evidence that 30 days cancellation notice will be sent to the Collateral Agent for each insurance policy maintained by Borrowers.

       (h)   <u>Other Documents</u>. Such other approvals, opinions, or documents as the Administrative Agent may reasonably request. Without limiting the generality of the foregoing sentence, except to the extent, if any, that the Administrative Agent in its discretion may have agreed that all or some of the preceding items listed in sub-paragraphs (a) through (g) above, may be delivered within a specified interval of time after the Closing Date as conditions subsequent to the obligations of the Administrative Agent and the Lenders hereunder, and only to such extent, if any, the Administrative Agent shall have received, with respect to each deposit account identified on a Schedule 6.11 delivered to the Administrative Agent at least three (3) Business Days before the Closing Date, a properly completed Notice to Depositary Institution signed by the Borrower having rights in or with respect to such deposit account.

(i)   Stock Pledge Agreement. The Stock Pledge Agreement, duly executed and delivered to the Collateral Agent by Borrowers, together with all certificates and instruments representing all stock and other equity ownership interests in the Subsidiaries of Borrowers, as more particularly described in the Stock Pledge Agreement, together with undated stock transfer powers duly executed in blank for each such stock certificate, the foregoing to be in form and substance reasonably satisfactory to the Administrative Agent.

(j)   UAPH II Stock Pledge Agreement. The UAPH II Stock Pledge Agreement, duly executed and delivered to the Collateral Agent by UAPH II, together with all certificates and instruments representing all stock and other equity ownership interests in the Subsidiaries of UAPH II, as more particularly described in the UAPH II Stock Pledge Agreement, together with undated stock transfer powers duly executed in blank for each such stock certificate, the foregoing to be in form and substance reasonably satisfactory to the Administrative Agent.

(k)   Security Agreement. The Security Agreement, duly executed and delivered to the Collateral Agent by Borrowers, the foregoing to be in form and substance reasonably satisfactory to the Administrative Agent.

(l)   Deeds of Trust, etc. The Deeds of Trust, the Modifications of Deed of Trust, the Mortgages, the Leasehold Deeds of Trust, and UCC Financing Statements, all duly executed and delivered to the Collateral Agent by Borrowers, the foregoing to be in form and substance reasonably satisfactory to the Administrative Agent.

(m)   Title Insurance. The Collateral Agent for the benefit of Lenders shall be named as an additional insured Party under Borrowers' title insurance policy. Collateral Agent shall have for the benefit of Lenders a valid, perfected, enforceable and first priority security interest in the Collateral.

(n)   Delivery of Collateral. Borrowers have delivered to the Administrative Agent and the Collateral Agent a description of the location of Collateral and deposit accounts in accordance with Section 6.11.

(o)   Corporate and Capital Structure. The corporate and capital structure, management and ownership of Borrowers shall be reasonably satisfactory to the Administrative Agent.

(p)   Intercreditor and Subordination Agreement. The Intercreditor and Subordination Agreement shall be reasonably satisfactory in form and substance to the Administrative Agent and shall have been executed and delivered by each of the parties thereto.

(q)   Restructured Term Credit Agreement. The Restructured Term Credit Agreement shall be reasonably satisfactory in form and substance to the Administrative Agent and shall have been executed and delivered by each of the parties thereto.

4.3   Conditions to Letters of Credit. The issuance of any Letter of Credit hereunder (whether or not the applicable Issuing Lender is obligated to issue such Letter of Credit) is subject to the following conditions precedent:

(a)   On or before the date of issuance of the initial Letter of Credit pursuant to this Agreement the conditions precedent set forth in Section 4.2 shall have been satisfied; or

(b)   On or before the date of issuance of such Letter of Credit, the Administrative Agent shall have received, in accordance with the provisions of Section 3.1(b)(i), an originally executed Request for Issuance of Letter of Credit, in each case signed by the chief executive officer, the chief financial officer or the treasurer of Borrowers or by any executive officer of Borrowers designated by any of the above-described officers on behalf of Borrowers in a writing delivered to the Administrative Agent, together with all other information specified in Section 3.1(b)(i) and such other documents or information as the applicable Issuing Lender may reasonably require in connection with the issuance of such Letter of Credit.

(c)   On the date of issuance of such Letter of Credit, all conditions precedent described in Section 4.1(b) shall be satisfied to the same extent as if the issuance of such Letter of Credit were the making of a Loan and the date of issuance of such Letter of Credit were a Funding Date.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES

Borrowers represent and warrant to the Administrative Agent and each Lender that:

5.1   Corporate Existence and Power. Each Borrower:

(a)   is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b)   subject to the entry of the Confirmation Order, has the power and authority to own its assets, carry on its business and to execute, deliver, and perform its obligations under, the Loan Documents, except to the extent the failure to so have could not reasonably be expected to have a Material Adverse Effect;

(c)   is duly qualified as a foreign corporation, licensed and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; and

(d)   is in compliance with all Requirements of Law, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.2   <u>Corporate Authorization, No Contravention</u>. Subject to the entry of the Confirmation Order, the execution, delivery and performance by Borrowers of this Agreement, and any other Loan Document and any Related Agreement to which such Person is party, have been duly authorized by all necessary corporate action, and do not and will not:

(a)   contravene the terms of any of that Person's Organization Documents;

(b)   conflict with or result in any breach or contravention of any order, injunction, writ or decree of any Governmental Authority to which such Person or its Property is subject, except to the extent that such failure could not reasonably be expected to have a Material Adverse Effect; or

(c)   violate any Requirement of Law except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.3   <u>Governmental Authorization</u>. All consents and approvals of, filings and registrations with, and other actions in respect of, all governmental agencies, authorities or instrumentalities which are or will be required in connection with the execution, delivery and performance of the Loan Documents have been or, prior to the time when required, will have been, obtained, given, filed or taken and are or will be in full force and effect, other than any which the failure to obtain, give, file or take would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.4   <u>Binding Effect</u>. This Agreement and each other Loan Document and any Related Agreement to which Borrowers are a party will constitute the legal, valid and binding obligations of Borrowers, enforceable against Borrowers in accordance with their respective terms and the Confirmation Order (subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting creditors' rights generally and to general principles of equity).

5.5   <u>Litigation</u>. Except as set forth in Schedule 5.5 hereto, there are no actions, suits, proceedings, claims or disputes pending, or to the actual knowledge of Borrowers, threatened or contemplated that are not stayed, at law, in equity, in arbitration or before any Governmental Authority, against Borrowers, or their Subsidiaries or any of their respective Properties which:

(a)   purport to affect or pertain to this Agreement, or any other Loan Document, or any Related Agreement, or any of the transactions contemplated hereby or thereby; or

(b)   if determined adversely to Borrowers or their Subsidiaries, could reasonably be expected to have a Material Adverse Effect. No injunction, writ, temporary restraining order or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery and performance of this Agreement or any other Loan Document, or any Related Agreement, or directing that the transactions provided for herein or therein not be consummated as herein or therein provided.

5.6   <u>No Default</u>. No Default or Event of Default exists or would result from the incurring of any Obligations by Borrowers. Neither Borrowers nor any of their Subsidiaries is in default under or with respect to any post-petition Contractual Obligation in any respect which, taken as a whole, could reasonably be expected to have a Material Adverse Effect.

5.7   ERISA.

(a)   Schedule 5.7 lists all Plans maintained or sponsored by Borrowers or to which it is obligated to contribute as of the Closing Date, and separately identifies Plans intended to be Qualified Plans and Multiemployer Plans as of the Closing Date.

(b)   Each Plan set forth on Schedule 5.7, which is maintained or sponsored by Borrowers, is in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal or state law, including all requirements under the Code or ERISA for filing reports (which are true and correct in all material respects as of the date filed), and benefits have been paid in accordance with the provisions of the Plan, except as would not have a reasonable likelihood of having a Material Adverse Effect.

(c)   Except as set forth in Schedule 5.7, each Qualified Plan has been determined by the Internal Revenue Service to qualify under Section 401 of the Code, and the trusts created thereunder have been determined to be exempt from tax under the provisions of Section 501 of the Code, and to the knowledge of Borrowers nothing has occurred which would cause the loss of such qualification or tax-exempt status, except as would not have a reasonable likelihood of having a Material Adverse Effect.

(d)   Except as set forth in Schedule 5.7, there is no outstanding liability under Title IV of ERISA with respect to any Plan maintained or sponsored by Borrowers or any ERISA Affiliate (as to which Borrowers are or may be liable), nor with respect to any Plan to which Borrowers or any ERISA Affiliate (wherein Borrowers are or may be liable) contribute or are obligated to contribute which has a reasonable likelihood of having a Material Adverse Effect.

(e)   Except as set forth on Schedule 5.7, none of the Qualified Plans subject to Title IV of ERISA has any Unfunded Pension Liability as to which Borrowers are or may be liable which if such Plan were to be terminated has a reasonable likelihood of having a Material Adverse Effect.

(f)   Except as set forth in Schedule 5.7, no Plan maintained or sponsored by Borrowers provides medical or other welfare benefits or extends coverage relating to such benefits beyond the date of a participant's termination of employment with Borrowers, except to the extent required by Section 4980B of the Code and at the sole expense of the participant or the beneficiary of the participant to the fullest extent permissible under such Section of the Code. Borrowers have complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code, except as would not have a reasonable likelihood of having a Material Adverse Effect.

(g)   Except as set forth in Schedule 5.7, no ERISA Event has occurred or is reasonably expected to occur with respect to any Plan maintained or sponsored by Borrowers or to the knowledge of Borrowers, to which Borrowers are obligated to contribute, which has a reasonable likelihood of having a Material Adverse Effect.

(h)   There are no pending or, to the knowledge of the executive management of Borrowers, threatened claims, actions or lawsuits, other than routine claims for benefits in the usual and ordinary course, asserted or instituted against (i) any Plan maintained or sponsored by Borrowers or its assets, (ii) any member of the Controlled Group with respect to any Qualified Plan of Borrowers, or (iii) any fiduciary with respect to any Plan for which Borrowers may be directly or indirectly liable, through indemnification obligations or otherwise, in each case, which has a reasonable likelihood of having a Material Adverse Effect.

(i)   Except as set forth in Schedule 5.7, Borrowers have not incurred nor reasonably expect to incur (i) any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan or (ii) any liability under Title IV of ERISA (other than premiums due and not delinquent under Section 4007 of ERISA) with respect to a Plan, in each case, which has a reasonable likelihood of having a Material Adverse Effect.

(j)   Except as set forth in Schedule 5.7, Borrowers have not engaged in a transaction that could reasonably be subject to Section 4069 or 4212(c) of ERISA, except as would not have a reasonable likelihood of having a Material Adverse Effect.

(k)   Borrowers have not engaged, directly or indirectly, in a non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) in connection with any Plan which has a reasonable likelihood of having a Material Adverse Effect.

5.8   Title to Properties. Schedule 5.8 sets forth all the real Property owned or leased by Borrowers and their Subsidiaries and identifies the street address (where possible), the current owner (and current record owner, if different) and whether such property is leased or owned, and if such property is leased, the length of the lease term. Borrowers and each of their Subsidiaries have good record and marketable title in fee simple to, or valid leasehold interests in, all such real Property necessary or used in the ordinary conduct of their business, except for Permitted Liens and such defects in title as could not reasonably be expected, individually or in the aggregate, have a Material Adverse Effect. As of the Closing Date, the Property owned by Borrowers and their Subsidiaries is not subject to any Liens, other than Permitted Liens.

5.9   Taxes. Except as set forth in Schedule 5.9, Borrowers and their Subsidiaries have filed all Federal and other material tax returns and reports required to be filed, and have paid all Federal and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their Properties (except for taxes set forth in Schedule 5.9), income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP and no Notice of Lien has been filed or recorded or, there is no proposed tax assessment against Borrowers or any of their Subsidiaries which could, if the assessment were made, reasonably be expected to have a Material Adverse Effect.

5.10   Environmental Matters.

(a)   Except as specifically identified in Schedule 5.10, the operations of Borrowers and their Subsidiaries comply in all material respects with all applicable

Environmental Laws except such non-compliance which would not result in liability in excess of $5,000,000 in the aggregate as to all such matters of non-compliance.

(b)   Except as specifically identified in Schedule 5.10, Borrowers and their Subsidiaries have obtained all licenses, permits, authorizations and registrations required under any applicable Environmental Law ("Environmental Permits") reasonably necessary for their operations, and all such Environmental Permits are in good standing, and Borrowers and each of their Subsidiaries are in compliance with all material terms and conditions of such Environmental Permits, except for such noncompliances which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(c)   Except as specifically identified in Schedule 5.10, none of Borrowers, any of their Subsidiaries or any of their present Property or operations is subject to any outstanding written order from or agreement with any Governmental Authority, nor subject to any judicial or docketed administrative proceeding, respecting any Environmental Law, Environmental Claim or Hazardous Material, except such orders, agreements, or proceedings which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

(d)   Except as specifically identified in Schedule 5.10, Borrowers are not aware of any conditions or circumstances which may give rise to any Environmental Claim arising from the operations of Borrowers or their Subsidiaries, including Environmental Claims associated with any operations of Borrowers or their Subsidiaries with a potential liability in excess of $5,000,000 in the aggregate. Without limiting the generality of the foregoing, (i) neither Borrowers nor any of their Subsidiaries, to their knowledge, has any underground storage tanks (x) that are not properly registered or permitted under applicable Environmental Laws, or (y) that are leaking or disposing of Hazardous Materials off-site, either of which reasonably would be likely to have a Material Adverse Effect, except such underground storage tanks that Borrowers have obtained knowledge of 90 days or less prior to the date of giving the representation set forth herein and, if removal is required under any Requirement of Law, as to which the removal have been contractually committed by Borrowers or one or more of their Subsidiaries, or, if not contractually committed, Borrowers or one or more of their Subsidiaries are engaged in reasonable activities to secure such commitments, and (ii) Borrowers and their Subsidiaries have used their commercially reasonable efforts to notify all of their employees of the existence, if any, of any health hazard arising from the conditions of their employment and to meet all notification requirements under Title III of CERCLA or any other Environmental Law.

5.11   Regulated Entities. None of Borrowers, any Person controlling Borrowers, or any Subsidiaries of Borrowers, is (a) an "Investment Company" within the meaning of the Investment Company Act of 1940, or (b) subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, any state public utilities code, or any other Law limiting its ability to incur Indebtedness.

5.12   Labor Relations. There are no strikes, lockouts or other labor disputes against Borrowers or any of their Subsidiaries, or, to the Borrowers' actual knowledge, threatened against or affecting Borrowers or any of their Subsidiaries which are reasonably likely to have a Material Adverse Effect, and no significant unfair labor practice complaint is pending against Borrowers or any of their Subsidiaries or, to the actual knowledge of Borrowers, threatened against any of them before any Governmental Authority, which is reasonably likely to have a Material Adverse Effect.

5.13 <u>Copyrights, Patents, Trademarks and Licenses</u>. Borrowers or their Subsidiaries own or are licensed or otherwise have the right to use all of the material patents, trademarks, service marks, trade names, copyrights, licenses, easements, permits, qualifications, accreditations, franchises, authorizations, domain names, web sites and other rights that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person, except for such noncompliances as in the aggregate would not reasonably be expected to have a Material Adverse Effect. To the actual knowledge of Borrowers, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed by Borrowers or any of their Subsidiaries infringe upon any rights held by any other Person; no claim or litigation that is not stayed regarding any of the foregoing is pending or threatened, and no patent, invention, device, application, principle or any statute, law, rule, regulation, standard or code is pending or, to the actual knowledge of Borrowers, proposed, which, in either case, could reasonably be expected to have a Material Adverse Effect.

5.14 <u>Subsidiaries</u>. As of the Closing Date, Borrowers have no Subsidiaries other than those specifically disclosed in part (a) of Schedule 5.14 hereto and have no equity investments in any other corporation or Person other than those specifically disclosed in part (b) of Schedule 5.14 hereto. Schedule 5.14 indicates all first tier Wholly-Owned Subsidiaries and Material Subsidiaries as of the Closing Date.

5.15 <u>Insurance</u>. The Properties of Borrowers and their Subsidiaries are insured with financially sound and reputable insurance companies, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar Properties in localities where Borrowers or such Subsidiaries operate.

5.16 <u>Locations of Collateral and Places of Business</u>. Except for locations of Borrowers that have changed during a fiscal month of Borrowers with respect to which Borrowers are not past due in delivering an updated Schedule of Collateral location to the Administrative Agent pursuant to the penultimate sentence of Section 6.11, the Collateral location schedule delivered to the Administrative Agent prior to the Closing Date contains a complete disclosure of all locations at which any of the Collateral consisting of tangible Property is located, or at which any of the Borrowers maintains offices or a place of business. As to each such location, except for the effect of any changes that may have occurred during a fiscal month of Borrowers with respect to which Borrowers are not past due in delivering an updated Schedule of Collateral location to the Administrative Agent pursuant to the penultimate sentence of Section 6.11, the Collateral location schedule delivered to the Administrative Agent prior to the Closing Date indicates which Borrowers own Collateral at such location or maintain offices or a place of business at such location.

5.17 <u>Locations of, and Information with Respect to, Deposit Accounts</u>. Except for the effect of changes that have occurred during a fiscal month of Borrowers with respect to which Borrowers are not past due in delivering to the Administrative Agent an updated schedule of deposit account locations pursuant to the penultimate sentence of Section 6.11, the schedule of deposit locations delivered to the Administrative Agent prior to the Closing Date contains a complete disclosure of all deposit accounts of any type or nature in which any Borrower has any interest. With respect to each such deposit account, except for the effect of changes that have occurred during a fiscal month of Borrowers with respect to which Borrowers are not past due in delivering to the Administrative Agent an updated schedule of deposit account locations pursuant to the penultimate sentence of Section 6.11, the schedule of deposit locations delivered to the Administrative Agent prior to the Closing Date accurately discloses the following information: (a) The name in which such deposit account is maintained and the identity of which Borrower may have any interest therein; (b) The name of the depositary institution with which such account is maintained; (c) The address of the branch or office of such depositary institution at which such deposit account is maintained; (d) The telephone number of such branch or office of such depositary institution; (e) The account number of such deposit account and the related ABA routing number; and (f) A brief description of the nature and purpose of such deposit account.

5.18   Validity of Security Interest. Borrowers and their Subsidiaries represent and warrant that the security interests in and Liens on the Collateral in favor of the Collateral Agent for the benefit of Lenders, the lenders pursuant to the Restructured Term Credit Agreement, the Administrative Agent and the Collateral Agent under this Agreement and other Loan Documents are valid, effective, enforceable and, upon the filing of the applicable Security Agreements (to the extent such security interests in the Collateral may be perfected by filing such Security Agreements), will be perfected. This Agreement and other Loan Documents create, as security for the Obligations, valid and enforceable security interests in and Liens on all of the Collateral, in favor of the Collateral Agent for the benefit of the Lenders, the lenders under the Restructured Term Credit Agreement, the Administrative Agent and Collateral Agent upon the filing of the applicable Security Agreements (to the extent such security interests may be perfected by filing). Such security interests in and Liens on the Collateral shall be superior to and prior to all other Liens upon the filing of the applicable Security Agreements (to the extent such security interests in the Collateral may be perfected by filing such Security Agreements).

5.19   Existing Liens. There are no Liens on any assets of Borrowers other than (A) Liens (including pledges) in favor of the Collateral Agent for the benefit of Lenders, the Administrative Agent and the Collateral Agent and lenders under the Restructured Term Credit Agreement under the Loan Documents, (B) other Liens in existence on the Confirmation Date as listed in Schedule 7.1 (except Liens granted in connection with the DIP Credit Agreement), and (C) Permitted Liens. Schedule 7.1 to this Agreement is a complete and correct list, as of the Closing Date, of each Lien securing Indebtedness of Borrowers and their Subsidiaries and covering any Property of Borrowers and their Subsidiaries, and the aggregate Indebtedness secured (or that may be secured) by each such Lien and the Property covered by each such Lien is correctly described in Schedule 7.1.

5.20   Financial Statements. Borrowers and their Subsidiaries represent and warrant that the Audited Financial Statements (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of Borrowers and their Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein and (iii) show all material indebtedness and other liabilities, direct or contingent, of

Borrowers and their Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness in accordance with GAAP consistently applied throughout the period covered thereby.

5.21 Compliance With Laws. Borrowers and their Subsidiaries represent and warrant that Borrowers and their Subsidiaries are in compliance in all material respects with all material Laws that are applicable to them.

5.22 Material Adverse Change. Since the Confirmation Date, there has not occurred any event, act or condition which has had, or could have, a Material Adverse Effect.

ARTICLE 6.

AFFIRMATIVE COVENANTS

Borrowers covenant and agree that, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligations shall remain unpaid or unsatisfied (other than contingent obligations and indemnities which survive repayment of the Loans), unless the Majority Lenders waive compliance in writing:

6.1 Financial Reporting. Borrowers shall deliver to the Administrative Agent in form and detail satisfactory to the Administrative Agent and the Majority Lenders, with sufficient copies for the Lenders:

(a) within 25 days after the close of each month, the consolidated balance sheet of Borrowers and their Subsidiaries as at the end of such month and the related consolidated statement of income and statement of source and use of cash for such month and for the elapsed portion of the fiscal year ended with the last day of such month, and in each case setting forth comparative figures for the related periods in the prior fiscal year;

(b) within 50 days after the close of each of the first three quarterly accounting periods in each fiscal year of Borrowers, the consolidated balance sheet of Borrowers and their Subsidiaries as at the end of such quarterly period and the related consolidated statements of income, cash flow and retained earnings for such quarterly period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and in each case setting forth comparative figures for the related periods in the prior fiscal year;

(c) within 105 days after the close of each fiscal year of Borrowers, the consolidated balance sheet of Borrowers and their Subsidiaries as at the end of such fiscal year and the related consolidated statements of income, cash flow and retained earnings for such fiscal year, setting forth comparative figures for the preceding fiscal year and, with respect to such consolidated financial statements, certified by the Auditors, in each case together with a report stating that in the course of its regular audit of the consolidated financial statements of Borrowers, which audit was conducted in accordance with GAAP, the Auditors have obtained no knowledge of any Default or Event of Default, or if in the opinion of the Auditors such a Default or Event of Default has occurred and is continuing, a statement as to the nature thereof, together with copies of any Auditors' letters received by management in connection with such Auditors' findings during its audit in respect of such fiscal year, and, in each case together with a report from the Auditors stating that in the course of its review of the consolidated balance sheet of Borrowers and their Subsidiaries as at the end of such fiscal year and the related consolidated statements of income, cash flow and retained earnings for such fiscal year, the Auditors have obtained no knowledge of any irregularities in the preparation or accuracy of the compliance certificate required to be delivered under this Agreement, including, but not limited to, pro forma adjustments to any acquisition of any assets or Persons permitted under Sections 7.3(a)(ii) and 7.4 and/or Permitted Dispositions under Section 7.2, or if in the opinion of the Auditors such irregularities have occurred, a statement as to the nature thereof, together with copies of any Auditors' letters received by management in connection with such Auditors' findings during its review in respect of such fiscal year; and

(d)   within 45 days after the first day of each fiscal year of Borrowers beginning with fiscal year 2002, a budget and financial forecast of results of operations and sources and uses of cash (in form and substance reasonably satisfactory to the Administrative Agent) prepared by Borrowers for such fiscal year in respect of themselves and their Subsidiaries, accompanied by a written statement of the assumptions used in connection therewith, together with a certificate of the chief financial officer of Borrowers to the effect that such budget and financial forecast and assumptions are reasonable and represent Borrowers' good faith estimate of themselves and their Subsidiaries' future financial requirements and performance. The financial statements required to be delivered under clauses (a), (b) and (c) above shall be accompanied by a comparison of the actual financial results set forth in such financial statements to those contained in the forecasts delivered pursuant to this clause (d) together with an explanation of any material variations from the results anticipated in such forecasts.

6.2   Certificates; Other Information. Borrowers shall furnish to the Administrative Agent, with sufficient copies for the Lenders:

(a)   at the time of the delivery of the financial statements under clauses 6.1 (a), (b) and (c) above, a certificate of the Responsible Officer (each a "Compliance Certificate") which certifies (x) that such financial statements fairly present in all material respects the financial condition and the results of operations of Borrowers and their Subsidiaries as at the dates and for the periods indicated, subject, in the case of interim financial statements, to normal year-end adjustments and (y) that such Responsible Officer has reviewed the terms of the Loan Documents and has made, or caused to be made under his or her supervision, a review in reasonable detail of the business and condition of Borrowers and their Subsidiaries during the accounting period covered by such financial statements, and that as a result of such review such officer has no knowledge that any Default or Event of Default has occurred during the period commencing at the beginning of the accounting period covered by the financial statements accompanied by such certificate and ending on the date of the related accounting period or, if any Default or Event of Default has occurred, specifying the nature and extent thereof and, if continuing, the action Borrowers propose to take in respect thereof. Such certificate shall set forth the calculations required to establish whether Borrowers were in compliance with the provisions of Section 7.14 during and as at the end of the accounting period covered by the financial statements accompanied by such certificate;

(b)   promptly upon transmission thereof, copies of all regular and periodic financial information, proxy materials and other information and reports, if any, which any Borrower shall file with the Securities and Exchange Commission or any governmental agencies or which any Borrower shall send to its stockholders; and

(c)   from time to time, such other information or documents (financial or otherwise) as the Administrative Agent or the Lenders may reasonably request.

6.3   Notices. Borrowers shall promptly, and in any event within three (3) Business Days after a Borrower obtains knowledge thereof, notify the Administrative Agent and each Lender:

(a)   of the occurrence of any Default or Event of Default, and of the occurrence or existence of any event or circumstance that foreseeably will become a Default or Event of Default under this Agreement;

(b)   of the occurrence of any "Default" or "Event of Default" under the Restructured Term Credit Agreement;

(c)   of (i) any material breach or non-performance of, or any material default under, any material post-petition Contractual Obligation of Borrowers or any of their Subsidiaries; and (ii) any dispute, litigation, investigation, proceeding or suspension which with respect to clause (i) above may exist at any time between Borrowers or any of their Subsidiaries and any Governmental Authority which with respect to clause (i) above could reasonably be expected to have a Material Adverse Effect;

(d)   of the commencement of, or any material development in, any litigation or proceeding that is not stayed affecting Borrowers or any Subsidiaries (i) in which the amount of damages claimed is $5,000,000 (or its equivalent in another currency or currencies) or more, (ii) in which injunctive or similar relief is sought, except for such relief sought that could not reasonably be expected to have a Material Adverse Effect; or (iii) in which the relief sought is an injunction or other stay of the performance of this Agreement or any Loan Document;

(e)   upon, but in no event later than ten (10) Business Days after, becoming aware of (i) any and all enforcement, cleanup, removal or other governmental or regulatory actions instituted, completed or threatened against Borrowers or any of their Subsidiaries or any of their respective Properties pursuant to any applicable Environmental Laws, (ii) all other material Environmental Claims and (iii) any environmental or similar condition on any real property adjoining or in the vicinity of the Property of Borrowers or any Subsidiaries that could reasonably be anticipated to cause such Property or any part thereof to be subject to any material restrictions on the ownership, occupancy, transferability or use of such Property under any applicable Environmental Laws;

      (f)   of any Material Adverse Effect subsequent to the later of the date of the most recent audited financial statements of Borrowers delivered to the Lenders pursuant to Section 6.1(c) or the Closing Date;

      (g)   of any material change in accounting policies or financial reporting practices by Borrowers or any of their Subsidiaries; and

      (h)   of any labor controversy resulting in or threatening to result in any strike, work stoppage, boycott, shutdown or other labor disruption against or involving Borrowers or any of their Subsidiaries which could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section as to all Defaults or Events of Default shall be accompanied by a written statement by a Responsible Officer of Borrowers setting forth details of the occurrence referred to therein, and stating what action Borrowers propose to take with respect thereto and at what time.

      6.4   **Preservation of Corporate Existence, Etc.** Except as contemplated by the Plan of Reorganization or the Confirmation Order, Borrowers shall, and shall cause each of their Subsidiaries to:

      (a)   preserve and maintain in full force and effect their corporate existence and good standing under the laws of their respective states or jurisdictions of incorporation, unless the failure to maintain or preserve such status could not reasonably be expected to have a Material Adverse Effect;

      (b)   preserve and maintain in full force and effect all material rights, privileges, qualifications, permits, licenses and franchises necessary or desirable in the normal conduct of their business, unless the failure to maintain or preserve such qualifications could not reasonably be expected to have a Material Adverse Effect;

      (c)   use their reasonable efforts, in the Ordinary Course of Business, to preserve their business organization and preserve the goodwill and business of the customers, suppliers and others having material business relations with them, unless the failure to maintain or preserve such status could not reasonably be expected to have a Material Adverse Effect; and

      (d)   preserve or renew all of their respective registered trademarks, trade names and service marks, material patents, copyrights, franchises, licenses, permits, certifications, easements, rights of way and other rights, consents or approvals, unless the failure to maintain or preserve such rights could not reasonably be expected to have a Material Adverse Effect.

      6.5   **Maintenance of Property and Other Collateral**. Borrowers shall maintain, and shall cause each of their Subsidiaries to maintain, and preserve all Collateral (including their respective Properties) which are material to their business in good working order and condition, ordinary wear and tear excepted, and will forthwith, or in the case of any material loss or damage to any of such Collateral, as soon as practicable after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith that are necessary or desirable to such end.

6.6   Insurance. Borrowers shall maintain, and shall cause their Subsidiaries to maintain, with financially sound and reputable independent insurers, insurance with respect to their respective Property and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business (including, but not limited to, comprehensive property and liability coverage, and general umbrella coverage, including general liability and product liability), of such types and in such amounts as are customarily carried under similar circumstances by such other Persons, which insurance may not be cancelled except upon at least 30 days' written notice to the Collateral Agent and which policies name the Collateral Agent, on behalf of the Lenders, the Administrative Agent and the Collateral Agent, as lender loss payee and/or under a mortgagee endorsement, as the Collateral Agent shall reasonably require, thereunder.

6.7   Payment of Obligations. Borrowers shall, and shall cause their Subsidiaries to, pay and discharge as the same shall become due and payable, all of their respective obligations and liabilities, including:

(a)   other than pre-petition claims, all material tax liabilities, assessments and governmental charges or levies upon them or their properties or assets, unless the same are being contested in good faith by appropriate proceedings and adequate reserves in accordance with GAAP are being maintained by Borrowers or such Subsidiaries and except to the extent that the failure to pay is not reasonably likely to have a Material Adverse Effect;

(b)   other than pre-petition claims, all material lawful claims which, if unpaid, would by law become a Lien upon their respective Properties, except for Permitted Liens;

(c)   all postpetition Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness, excluding reclamation claims and except to the extent that the failure to pay is not reasonably expected to have a Material Adverse Effect; and

(d)   all obligations arising under the Restructured Term Credit Agreement.

6.8   Compliance with Laws. Borrowers shall comply, and shall cause each of their Subsidiaries to comply, in all material respects with all Requirements of Law of any Governmental Authority having jurisdiction over them or their business (including the Federal Fair Labor Standards Act), except such as may be contested in good faith or as to which a bona fide dispute may exist and except to the extent that the failure to comply therewith is not reasonably expected to have Material Adverse Effect.

6.9   Inspection of Property and Books and Records. Borrowers shall maintain and shall cause each of their Subsidiaries to maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of Borrowers and such Subsidiaries. Borrowers shall permit, and shall cause each of their Subsidiaries to permit, representatives and independent contractors of the Administrative Agent or any Lender, upon reasonable request to visit (during normal business hours), in the presence of a representative of Borrowers to inspect and have reasonable access to any of their respective Properties and premises, to examine their respective corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss their respective affairs, finances and accounts with their respective directors, officers, independent public accountants and other professional representatives, all at the expense of Borrowers and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to Borrowers including, without limitation, semi-annual inspections to be conducted by a representative of the Lenders; provided, however, when an Event of Default exists the Administrative Agent or any Lender may do any of the foregoing at the expense of Borrowers at any time during normal business hours and without advance notice.

6.10   Environmental Laws.

(a)   Borrowers shall, and shall cause each of their Subsidiaries to, conduct their respective operations and keep and maintain their respective Properties in compliance in all material respects with all applicable Environmental Laws, except to the extent that the failure to comply is not reasonably expected to have a Material Adverse Effect.

(b)   Upon the written request of the Administrative Agent or any Lender, Borrowers shall submit and cause each of their Subsidiaries to submit, to the Administrative Agent and with sufficient copies for each Lender, at Borrowers' sole cost and expense, at reasonable intervals, a report providing an update of the status of any environmental, health or safety compliance, hazard or liability issue identified in any notice or report required pursuant to Section 6.3, that could, individually or in the aggregate, result in liability in excess of $5,000,000.

6.11   Update of Collateral and Deposit Account Schedules. Subject to the penultimate sentence of this Section 6.11, Borrowers shall at all times ensure that Schedule 6.11 attached hereto, describing the location of Collateral and deposit accounts delivered to the Administrative Agent and the Collateral Agent prior to the Closing Date, are accurate and up-to-date. Subject to the penultimate sentence of this Section 6.11, if for any reason any of the information disclosed thereon becomes out-of-date or inaccurate in any material respect, Borrowers promptly will cause such schedules to be updated and redistributed to the Administrative Agent and the Collateral Agent at Borrowers' sole expense. Notwithstanding the foregoing, Borrowers shall not be required to update such schedules more than once with respect to any specific fiscal quarter of Borrowers (unless Borrowers choose to update such schedules more often) and Borrowers may comply with their obligations under this Section 6.11 by delivering to the Administrative Agent and the Collateral Agent, with respect to any fiscal quarter of Borrowers during which any changes occurred relating to the information required to be disclosed on such schedules, updated versions of such schedules reflecting any such changes with respect thereto that occurred during such fiscal quarter, which updated schedules shall be delivered to the Administrative Agent and the Collateral Agent not later than the eighteenth (18th) Business Day following the last day of the fiscal quarter of Borrowers to which such updated schedules relate. Each updated schedule delivered to the Administrative Agent and the Collateral Agent pursuant to this Section shall either: (a) be marked to show changes, additions, or deletions from the most recent prior version provided to the Administrative Agent and the Collateral Agent, or (b) be accompanied by a cover letter or memorandum signed by a Responsible Officer of one of Borrowers explaining the nature of any changes, additions, or deletions from the most recent prior version provided to the Administrative Agent and the Collateral Agent.

6.12   Execution of Security Agreements after the Closing Date. In the event that any Person becomes a Wholly-Owned Subsidiary of Borrowers after the date hereof, Borrowers will promptly notify the Administrative Agent of that fact and, at the option of the Administrative Agent, cause such Subsidiary to provide Collateral Agent with a Lien on all of the assets of such Subsidiary by executing and delivering a counterpart of the Security Agreements (with such changes as may be necessary or appropriate) and by taking all such further actions and executing all such further documents, instruments and legal opinions (including actions, documents, instruments and legal opinions comparable to those described in Section 4.2) as may be necessary or, in the opinion of the Administrative Agent, desirable in connection with the creation in favor of Collateral Agent, for the benefit of Lenders, of valid and perfected first priority Liens, subject to Permitted Liens, on all of the assets of such Subsidiary described in the applicable forms of Security Agreements, all of the foregoing to be in form and substance satisfactory to the Administrative Agent.

ARTICLE 7.

NEGATIVE COVENANTS

Borrowers hereby covenant and agree that, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation shall remain unpaid or unsatisfied (other than contingent obligations and indemnities which survive repayment of the Loans), unless the Majority Lenders waive compliance in writing:

7.1   Limitation on Liens. Borrowers shall not, and shall not suffer or permit any of their Subsidiaries to, directly or indirectly, make, create, incur, assume or suffer to exist any Lien upon or with respect to any part of their Property, whether now owned or hereafter acquired, other than the following permitted Liens ("Permitted Liens"):

(a)   any Lien and Negative Pledges (other than Liens and Negative Pledges on the Collateral) existing on the Property of Borrowers or their Subsidiaries or created pursuant to Contractual Obligations existing on the Closing Date and set forth in Schedule 7.1 securing Indebtedness permitted under Section 7.5(b);

(b)   any Lien and Negative Pledge created under any Loan Document;

(c)   Liens securing taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty or being contested in good faith, or to the extent that non-payment thereof is permitted by Section 6.7, provided that no Notice of Lien has been filed or recorded under the Code;

(d)   carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other similar Liens imposed by Law, arising in the Ordinary Course of

Business which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject thereto;

(e)   Liens consisting of pledges or deposits required in the Ordinary Course of Business in connection with workers' compensation, unemployment insurance and other social security benefits;

(f)   Liens on the Property of Borrowers or any of their Subsidiaries securing (i) the non-delinquent performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, (ii) contingent obligations on surety and appeal bonds and (iii) other non-delinquent obligations of a like nature; in each case, incurred in the Ordinary Course of Business, provided all such Liens in the aggregate would not (even if enforced), result in a material impairment of the ability of Borrowers or any of their Subsidiaries to use any material Property thereof;

(g)   Zoning restrictions, easements, rights-of-way, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property, minor irregularities of title or similar encumbrances incurred in the Ordinary Course of Business and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee, which do not in any case materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the businesses of Borrowers and their Subsidiaries;

(h)   Purchase money security interests on any equipment acquired or held by Borrowers or their Subsidiaries in the Ordinary Course of Business securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of acquiring such equipment; provided that (i) any such Lien attaches to such equipment concurrently with or within 20 days after the acquisition thereof, (ii) such Lien attaches solely to the equipment so acquired in such transaction and (iii) the principal amount of the Indebtedness secured thereby does not exceed 100% of the cost of such equipment;

(i)   Liens in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) held by such banking institutions incurred in the ordinary course of business and which are within the general parameters customary in the banking industry;

(j)   Liens arising out of the existence of judgments or awards not constituting an Event of Default under Section 8.1(h);

(k)   Leases or subleases of real Property granted to others not interfering in any material respect with the business of Borrowers and any interest or title of a lessor under any lease not in violation of this Agreement;

(l)   the replacement, extension or renewal of any Lien permitted hereunder; provided that (i) the principal amount of Indebtedness secured by any such Lien immediately prior to such refinancing, extension, renewal or refunding is not increased or the maturity thereof reduced, (ii) any such Lien is not extended to any other property, and (iii) immediately after such refinancing, extension, renewal or refunding no Default or Event of Default would exist;

(m)   any Lien granted in connection with the Restructured Term Credit Agreement up to a principal amount of $252,069,405.42 or the Additional Debt up to a principal amount of $5,000,000;

(n)   Liens and Negative Pledges on the Collateral securing obligations of Borrowers or any Subsidiary in respect of Swap Contracts permitted by Section 7.5(h), in each case, on a pari passu basis with the obligations under the Restructured Term Credit Agreement; and

(o)   Liens on the Property of a Person which becomes a Subsidiary securing Indebtedness permitted by Section 7.5(n), which Liens shall be limited to the Property so acquired.

7.2   Disposition of Assets. Borrowers shall not, and shall not suffer or permit any of their Subsidiaries to, directly or indirectly, without the consent of the Majority Lenders, make any Dispositions, other than the following permitted Dispositions under clauses (a)-(d) hereof ("Permitted Dispositions"):

(a)   Dispositions made in the Ordinary Course of Business; and

(b)   Dispositions of inventory, or used, worn-out or surplus property and other property or assets, all in the Ordinary Course of Business;

(c)   Dispositions of equipment to the extent that such equipment is exchanged for credit against the purchase price of similar replacement equipment or the proceeds of such sale are reasonably promptly applied to the purchase price of such replacement equipment; and

(d)   transactions permitted under Sections 7.3 and 7.7.

Notwithstanding the foregoing, in addition to Permitted Dispositions, Borrowers and their Subsidiaries may dispose of assets for fair market value in an arm's length transaction not otherwise prohibited under this Agreement; provided, that (x) after giving effect to such Disposition, on a pro forma basis, Borrowers are in compliance with Section 7.14 hereof, with respect to Borrowers' twelve-month trailing EBITDA, as of the most recently ended fiscal quarter for which a Compliance Certificate has been delivered, (y) no Default or Event of Default exists hereunder or would arise as a result of such Disposition and (z) Borrowers comply with the provisions of Section 2.4 with respect to such Disposition.

7.3   Fundamental Changes, Corporate Documents.

(a)   Borrowers shall not, and shall not suffer or permit any of their Subsidiaries to merge or consolidate with or into any Person or liquidate, wind-up or dissolve itself, or permit or suffer any liquidation or dissolution, discontinue its business or convey, lease, transfer or otherwise dispose, or sell all or substantially all of their assets, except, that so long as no Default or Event of Default exists or would result therefrom:

(i)   any Borrower may merge with any other Borrower;

(ii)   any Subsidiary may merge with any (i) Borrowers provided that Borrowers shall be the continuing or surviving corporation, (ii) any one or more Subsidiaries, and (iii) any joint venture, partnership or other Person, so long as such joint venture, partnership and other Person will, as a result of making such merger and all other contemporaneous related transactions, become a Subsidiary of a Borrower; provided that when any Wholly-Owned Subsidiary is merging into another Subsidiary, the Wholly-Owned Subsidiary shall be the continuing or surviving Person;

(iii)   any Subsidiary of a Borrower may sell all or substantially all of their assets (upon voluntary liquidation or otherwise), to one or more Borrowers or to another Subsidiary; provided that when any wholly-owned Subsidiary is selling all or substantially all of their assets to another Subsidiary, the Subsidiary acquiring such assets shall be a Wholly-Owned Subsidiary; and

(iv)   Borrowers or their Subsidiaries may make Permitted Dispositions pursuant to Section 7.2.

(b)   Borrowers shall not and shall not permit any of their Subsidiaries to, amend their articles of incorporation (or other formation document) or by-laws, in any manner reasonably likely to cause a Material Adverse Effect.

7.4   Loans and Investment. Borrowers shall not purchase or acquire, or suffer or permit any of their Subsidiaries to purchase or acquire, or make any commitment therefor, any capital stock, equity interest, all or substantially all of the assets of, or any obligations or other securities of, or any interest in, any Person, or make any advance, loan, extension of credit or capital contribution to or any other investment in, any Person including any Affiliate of Borrowers, except for:

(a)   investments in Cash Equivalent;

(b)   investments in a Person that becomes a Subsidiary of a Borrower or is merged, consolidated or amalgamated with or into, or transfers all or substantially all of its assets to, or is liquidated into, any Borrowers or any of their Subsidiaries;

(c)   extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services in the Ordinary Course of Business;

(d)   extensions of credit by one Borrower to another Borrower;

(e)   loans, existing investments and Contingent Obligations described on Schedule 7.4, as the same may be extended, renewed, refunded or refinanced; provided, however, that after giving effect to such extension, renewal, refunding or refinancing,

(1) the principal amount thereof is not increased, and (2) neither the tenor nor the remaining average life thereof is reduced;

(f)   any endorsement of a check or other medium of payment for deposit or collection, or any similar transaction in the Ordinary Course of Business;

(g)   investments acquired by any Borrowers (i) in exchange for any other investment or indebtedness held by a Borrower in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other investment, (ii) as a result of a foreclosure by a Borrower with respect to any secured investment or other transfer of title with respect to any secured investment in default or (iii) as a result of dispute settlement; or

(h)   investments acquired by any Borrower in connection with a Disposition permitted by Section 7.2.

(i)   loans, equity interests and investments existing on the Closing Date and listed on Schedule 7.4 and, except as may be otherwise provided in any Loan Document, any accretions or increases in the value of such equity interests and investments and may extend, renew, refund, or refinance any such loan; provided, that after giving effect to such extension, renewal, refunding or refinancing, the principal amount thereof is not increased and the terms thereof (including, without limitation, the maturity and interest), taken as a whole, shall not be less favorable than the original terms thereof;

(j)   other investments in Persons in the movie theatre industry, including Subsidiaries of Borrowers which are not Pledged Subsidiaries and investments by any Subsidiary of Borrowers (the "Theatre Industry Investments"), not exceeding the sum of (i) $5,000,000 in the aggregate from the Closing Date plus (ii) existing investments as of the Closing Date plus (iii) an amount equal to dividends and other distributions received from such Persons from time to time; provided, however, that the total of the Theatre Industry Investments under this subsection (j) shall not exceed $25,000,000 in the aggregate from the Closing Date, and immediately before and after giving effect to such investment, no Default or Event of Default shall exist;

(k)   exchanges of theatre properties to the extent there are no additional incremental investments in connection with such exchanges;

(l)   redemptions, purchases, retirements or other acquisitions for consideration of shares of capital stock of any Subsidiary of Borrowers; provided, that (i) such stock is not owned by Borrowers or their Subsidiaries and (ii) such redemption or acquisition is not otherwise prohibited under this Agreement; or

(m)   loans permitted under Sections 7.5 and 7.6.

Under no circumstances shall any Borrower extend any credit or make any loans to any employees of any Borrower, the aggregate principal amount outstanding of which shall, at any given time, exceed $100,000.

7.5   Limitation on Indebtedness. Borrowers shall not, and shall not suffer or permit any of their Subsidiaries to, create, incur, assume, suffer to exist, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness, except:

(a)   Indebtedness incurred pursuant to this Agreement;

(b)   Indebtedness existing on the Closing Date, as set forth in Schedule 7.5, as the same may be extended, renewed, refunded or refinanced; provided, however, that after giving effect to such extension, renewal, refunding or refinancing, (i) the principal amount thereof is not increased, and (ii) neither the tenor nor the remaining average life thereof is reduced;

(c)   endorsements for collection or deposit in the Ordinary Course of Business;

(d)   accounts payable to trade creditors for goods and services and current operating liabilities (not the result of the borrowing of money) incurred in the Ordinary Course of Business of Borrowers and their Subsidiaries in accordance with customary terms and paid within the specified time, unless contested in good faith by appropriate proceedings and reserved for in accordance with GAAP;

(e)   Indebtedness secured by Liens permitted by subsections 7.1(d), (e), (f), (h), (i), (j) and (l);

(f)   Indebtedness incurred in connection with leases permitted pursuant to Section 7.7;

(g)   Indebtedness of any Borrower to any of its Wholly-Owned Subsidiaries or of any Subsidiary of any Borrower to any Borrower; provided that (a) all such intercompany Indebtedness shall be evidenced by promissory notes which are pledged to Collateral Agent and (b) all such intercompany Indebtedness owed by any Borrower to any of its Subsidiaries shall be subordinated in right of payment to the payment in full of the Obligations;

(h)   Additional Debt;

(i)   Anschutz Sub Debt;

(j)   Indebtedness incurred in connection with the Restructured Term Credit Agreement not exceeding $252,069,405.42 in aggregate principal amount;

(k)   Contingent Obligations comprised of endorsements for collection or deposit in the Ordinary Course of Business and accounts payable to suppliers incurred in the Ordinary Course of Business and paid in the Ordinary Course of Business;

(l)   Contingent Obligations incurred in connection with various employee benefit plans or collective bargaining agreements to the extent not otherwise prohibited and subject to any restrictions in this Agreement or any other Loan Document;

(m)   Indebtedness arising under transactions contemplated by Sections 7.4 and 7.6; and

(n)   Indebtedness of any Person that becomes a Subsidiary after the Confirmation Date in accordance with the terms of Section 7.4 which Indebtedness is existing at the time such Person becomes a Subsidiary (other than Indebtedness incurred solely in contemplation of such Person becoming a Subsidiary of a Borrower or a Subsidiary of any Subsidiary of any Borrower).

7.6   Transactions with Affiliates. Borrowers shall not, and shall not suffer or permit any of their Subsidiaries to, sell or transfer any assets to, purchaser or acquire any assets of, enter into any lease, make any loan or investment in, or otherwise engage in any material transaction with any Affiliate, except in the Ordinary Course of Business and upon fair and reasonable terms no less favorable than Borrowers or any such Subsidiary could obtain or become entitled to in an arm's length transaction with a Person which was not an Affiliate; except:

(a)   payments to Prop I under theatre leases and subleases entered into prior to the Closing Date and under other UARC Leases as in effect on the Closing Date;

(b)   payments of management fees or similar fees paid by any Subsidiaries of Borrowers or Affiliates to Borrowers or any Subsidiary of Borrowers;

(c)   transactions among Borrowers and their Subsidiaries and Affiliates in connection with the management and operation of such Subsidiaries and Affiliates in the Ordinary Course of Business as conducted;

(d)   transactions among Borrowers and Pledged Subsidiaries; and

(e)   transactions permitted under Sections 7.3 and 7.4.

7.7   Lease Obligations. Borrowers shall not, and shall not suffer or permit any of their Subsidiaries to, create or suffer to exist any obligations for the payment of rent for any Property under lease or agreement to lease, entered into pursuant to any Sale-and-Leaseback Transaction except Sale-and-Leaseback Transactions entered into in an arm's length transaction with a Person other than a Subsidiary of Borrowers; provided, that:

(a)   immediately prior to giving effect to such lease, the property or asset subject to such lease was sold by Borrowers or any such Subsidiary to the lessor under such lease for not less than fair market value;

(b)   such Disposition is in compliance with Section 7.2; and

(c)   no Default or Event of Default exists or would occur as a result of such sale and subsequent lease.

7.8   Capital Expenditures. Borrowers and their Subsidiaries shall not make or commit to make Capital Expenditures except: (i) up to $50,000,000 for each fiscal year after the year 2000 (excluding any unused carry over from the prior year only); and (ii) up to $10,000,000 of unused carry over from the prior year only.

7.9 <u>Change in Business</u>. Borrowers shall not, and shall not permit any of their Subsidiaries, to engage in any material line of business substantially different from those lines of business carried on by them on the date hereof.

7.10 <u>Accounting Changes</u>. Borrowers shall not, and shall not suffer or permit any of their Subsidiaries to, make any significant change in accounting treatment or reporting practices, except as required by GAAP, or change the fiscal year of Borrowers or of any of their consolidated Subsidiaries, without the prior approval of the Majority Lenders.

7.11 <u>Relocation of Collateral, Chief Executive Offices, or Deposit Accounts</u>. No Borrower shall (a) relocate any of the Collateral to any location not specified as a location where such Borrower maintains Collateral on a schedule delivered to the Administrative Agent and the Collateral Agent, except for relocations during any fiscal month of Borrowers with respect to which Borrowers are not past due in delivering to the Administrative Agent and the Collateral Agent an updated version of a Collateral location schedule in accordance with the penultimate sentence of Section 6.11, (b) relocate its chief executive office, or (c) establish any new deposit account or modify any existing deposit account such that the schedule delivered to the Administrative Agent and the Collateral Agent prior to the Closing Date fails accurately to disclose the relevant information with respect to same, except to the extent that such establishment or modification occurs during any fiscal month of Borrowers with respect to which Borrowers are not past due in delivering to the Administrative Agent and the Collateral Agent an updated version of a deposit account location schedule in accordance with the penultimate sentence of Section 6.11.

7.12 <u>No Negative Pledges in Favor of Others</u>. Borrowers shall not agree to, and shall not permit or allow any of their Subsidiaries to agree to, any contractual provision whereby Borrowers or any Subsidiaries of Borrowers restrict their ability to grant Liens on their Property, except for Negative Pledges (a) in favor of the Administrative Agent, the Collateral Agent, the lenders under the Restructured Term Credit Agreement and the Lenders contained in the Loan Documents or (b) in respect of the Indebtedness Proceeds as permitted under clause (v) of the definition of "Indebtedness Proceeds."

7.13 <u>Certain Restrictions</u>. Borrowers shall not, and shall not permit any of their Wholly-Owned Subsidiaries to, enter into any agreements (other than the Loan Documents and the Restructured Term Credit Agreement) which restrict the ability of Borrowers or any of their Subsidiaries to (a) enter into amendments, modifications or waivers of the Loan Documents, or (b) create, incur, assume, suffer to exist or otherwise become liable with respect to any Indebtedness, other than as permitted under Section 7.5 or (c) pay dividends or make any distributions on such Subsidiary's Capital Stock or membership interest owned by any Borrower or any other Subsidiary of any Borrower or (d) repay or prepay any Indebtedness owed by such Subsidiary to any Borrower or any other Subsidiary or (e) make loans or advances or transfers of property to any Borrower or any other Subsidiary of any Borrower.

7.14 <u>Financial Covenants</u>. Neither Borrowers nor any of their Subsidiaries shall permit, with respect to the twelve-month trailing EBITDA, Total Leverage Ratio and Interest Coverage Ratio, determined on a Consolidated basis for the twelve-month period ending on the quarters set forth below, to be less than the amounts set forth next to such quarters:

Year	Min. 12 Mo. Trailing EBITDA ($mil)	Total Leverage Ratio	Interest Coverage Ratio
2001 Q1	$ 60.0	4.75	2.00
Q2	60.0	4.75	2.00
Q3	60.0	4.60	2.00
Q4	60.0	4.60	2.00
2002 Q1	60.0	4.60	2.00
Q2	60.0	4.60	2.00
Q3	62.5	4.35	2.15
Q4	62.5	4.35	2.15
2003 Q1	65.0	4.35	2.20
Q2	65.0	4.15	2.20
Q3	67.5	4.00	2.35
Q4	67.5	4.00	2.35
2004 Q1	70.0	4.00	2.50
Q2	70.0	3.75	2.50
Q3	72.5	3.50	2.75
Q4	72.5	3.50	2.75

7.15   Restricted Payments. Borrowers shall not, nor permit any of their Subsidiaries to, declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any shares of any class of their capital stock, or purchase, redeem or otherwise acquire for value any shares of their capital stock or any warrants, rights or options to acquire such shares, now or hereafter outstanding, or enter into derivative transactions related to the foregoing; except:

(a)   dividends or distributions by Subsidiaries of Borrowers on their capital stock to Borrowers or their Subsidiaries; provided, however, that dividends or distributions by non Wholly-Owned Subsidiaries of Borrowers shall be paid ratably to holders of their capital stock;

(b)   repurchases of their common stock held by retired, or former officers and employee (or from the estate, heirs or legatees of any deceased officer or employee); provided, however, that the aggregate cash amount expended for such purpose shall not exceed $2,000,000 during any consecutive period of twelve months (with no carry-over into the immediately following twelve-month period) and shall not exceed $8,000,000 in the aggregate from and after the Closing Date;

(c)   transactions permitted by Sections 7.2 and 7.4;

(d)   dividends in the form of stock of Borrower paying the dividend (which stock dividends paid to Borrowers shall be pledged under the Loan Documents if required thereby); and

(e)   pay-in-kind payments in respect of the Anschutz Sub Debt.

7.16   Priority of Loan Payments. Borrowers shall not, and shall not permit any of their Subsidiaries to, directly or indirectly make any optional or other voluntary payment, prepayment, retirement, repurchase or redemption on account of the principal of or interest on any Indebtedness or set aside money or securities for a sinking or other similar fund for the payment of principal of or premium or interest in respect of any Indebtedness or set apart money for the defeasance of any Indebtedness; except for:

(a)   the Obligations; and obligations under the Restructured Term Credit Agreement to the extent permitted by the Intercreditor and Subordination Agreement and Section 2.4 of this Agreement;

(b)   prepayments of existing Indebtedness permitted under Section 7.5(b) from the proceeds of Dispositions permitted to be retained by Borrowers pursuant to the Restructured Term Credit Agreement;

(c)   refinancings or refundings of Indebtedness otherwise permitted under this Agreement; and

(d)   payments otherwise permissible under Sections 7.4 and 7.15.

7.17   Investments in Margin Stock. Subject to the five million dollars ($5,000,000) limit set forth in Section 7.4(j)(i) Borrowers shall not, and shall not permit any of their Subsidiaries to, acquire or hold any Margin Stock, or permit any Subsidiary of Borrowers to do so, unless not more than 25% of the value of the assets of Borrowers, or Borrowers on a Consolidated basis, as the case may be, is represented by assets consisting of Margin Stock.

7.18   Amendments to Certain Agreements. Borrowers shall not, and shall not permit any of their Subsidiaries to, without the prior written consent of Majority Lenders, amend, waive or modify, or take or refrain from taking any action which has the effect of amending, waiving or modifying, any provision of:

(a)   any other agreements with Affiliates to the extent that such amendment, waiver, modification or action could have a Material Adverse Effect, could have an adverse effect on the rights of the Administrative Agent, Collateral Agent, any Lender under this Agreement or any Loan Document; provided, however, that Borrowers and their Subsidiaries shall not be permitted to amend, waive or modify any material agreement with an Affiliate if a Default or Event of Default has occurred and is continuing; or

(b)   any documents (other than documents referred to in (a) above) evidencing Indebtedness including, without limitation, the Restructured Term Credit Agreement (subject to the Intercreditor and Subordination Agreement); provided, however, that notwithstanding anything to the contrary contained in this Section 7.18, amendments, modifications or waivers may be made to documents evidencing Indebtedness to the extent that the terms and conditions hereof permit Borrowers or their Subsidiaries to enter into an initial agreement which has the same effect as such amendment; and (ii) amendments, modifications or waivers may be made to the Restructured Term Credit Agreement if as a result of such amendments, modifications or waivers the terms of the Restructured Credit Agreement, taken as a whole, are no less favorable to Borrowers than the original terms thereof.

7.19   Certain Provisions Relating to Other Debt Instruments

(a)   Guaranty Obligation. Borrowers shall not and shall not permit any of their Subsidiaries or Affiliates to, without the prior written consent of the Majority Lenders, enter into any Guaranty Obligation or to otherwise provide a guaranty with respect to the Restructured Term Credit Agreement or the obligations thereunder unless such Subsidiaries or Affiliates enter into a Guaranty Obligation or otherwise provide a guaranty with respect to this Agreement and the Obligations, in each case in form and substance reasonably satisfactory to the Administrative Agent and subject to the terms of the Intercreditor and Subordination Agreement. Borrowers shall not and shall not permit any of their Subsidiaries or Affiliates to provide any security or collateral for the Restructured Term Credit Agreement or the obligations thereunder unless such Subsidiaries or Affiliates provide such security or collateral for this Agreement and the Obligations, in each case in form and substance reasonably satisfactory to the Administrative Agent and subject to the terms of the Intercreditor and Subordination Agreement.

ARTICLE 8.

EVENTS OF DEFAULT

8.1   Event of Default. Any of the following shall constitute an "Event of Default."

(a)   Non-Payment. Borrowers fail to pay, (i) when and as required to be paid herein, any amount of principal of any Loan, or (ii) within three (3) days after the same shall become due, any interest on any Loan, or (iii) within five (5) days after the same becomes due, any fee due under this Agreement, or (iv) within 30 days after the same becomes due, any other amount payable hereunder or pursuant to any other Loan Document; or

(b)   Representation or Warranty. Any material representation or warranty by Borrowers or any of their Subsidiaries made or deemed made herein, in any Loan Document, or which is contained in any certificate, document or financial or other statement by Borrowers, any of their Subsidiaries, or their respective Responsible Officers, furnished at any time under this Agreement, or in or under any Loan Document, shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c)   Specific Defaults. Borrowers fail to perform or observe any term, covenant or agreement contained in Sections 2.4, 6.3, 6.4, 6.9 or Article 7; or

(d)   Other Defaults. Borrowers fail to perform or observe any other term or covenant contained in this Agreement or any Loan Document, and such default shall continue unremedied for a period of 30 days after the earlier of (i) the date upon which a Responsible

Officer of Borrowers knew or should have known of such failure or (ii) the date upon which written notice thereof is given to Borrowers by the Administrative Agent or any Lender; or

(e)   Cross-Default. Borrowers or any of their Subsidiaries (i) fail to make any payment in an amount of more than $250,000, or in the aggregate fail to make payments in an amount of more than $1,000,000, in respect of any postpetition Funded Indebtedness (including, but not limited to, the Restructured Term Credit Agreement, but excluding non recourse Indebtedness and lease payment obligations under Capital Leases or Synthetic Lease Obligations) or Contingent Obligation having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $5,000,000 when due, or in the aggregate, having a principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $10,000,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the document relating thereto on the date of such failure; or (ii) fail to perform or observe any other condition or covenant, or any other event shall occur or condition exist, (irrespective of whether such non-performance or non-observance shall be waived or otherwise excused by the holder or holders of such Indebtedness) under any agreement or instrument relating to any such Indebtedness (including, but not limited to, the Restructured Term Credit Agreement) or Contingent Obligation having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $5,000,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), if the effect of such failure, event or condition is to cause such Indebtedness to be declared to be due and payable, prior to its stated maturity, or such Contingent Obligation to become payable or cash collateral in respect thereof to be demanded; or

(f)   Bankruptcy Orders. Borrowers or any of their Subsidiaries, without the prior express written consent of the Majority Lenders, breach, modify, terminate, amend, appeal or seek to vacate the order approving the Confirmation Order; or

(g)   Pre-Petition Obligations. Borrowers or any of their Subsidiaries shall make any payments of Indebtedness relating to pre-Petition Date obligations other than as permitted under the Confirmation Order, in connection with the Term Sheet or as otherwise approved by the Bankruptcy Court; or

(h)   Judgments. One or more judgments or decrees that in the aggregate does or could reasonably be expected to have a Material Adverse Effect shall be entered by a court or courts of competent jurisdiction against Borrowers or their Subsidiaries (other than any judgment as to which, and only to the extent, a reputable insurer has acknowledged coverage of such claim in writing) and any such judgments or decrees shall not be stayed, discharged, paid, bonded or vacated within 30 days; or

(i)   Change in Control. A Change of Control Event shall occur; or

(j)   Material Adverse Effect. There shall occur any event or condition after the Confirmation Date that does or could reasonably be expected to have a Material Adverse Effect and as to which event or condition the Administrative Agent has delivered a notice to Borrowers within 30 days of receipt of Borrowers' notice pursuant to Section 6.3, which event or condition shall not have been cured by Borrowers or their Subsidiaries within 30 days after receipt of such notice from the Administrative Agent; or

(k)   Loan Documents Cease to be in Effect. Any Loan Document shall cease to be in full force and effect for any reason other than the indefeasible payment and satisfaction in full of the Obligations, the agreement of the Lenders, or the termination thereof in accordance with its terms, any court of competent jurisdiction shall declare any Loan Document, or any material provision thereof to be void, ineffective, or unenforceable, any Lien on any material type, item, or portion of Collateral provided for in any Loan Document shall be set aside, avoided, or declared by a court of competent jurisdiction to be void, ineffective, or unenforceable, or any Borrower shall challenge, dispute, or repudiate all or any material portion of its Obligations under any material provision of any of the Loan Documents or the Lenders shall cease to have a first priority Lien on all Collateral (subject to Permitted Liens), except as otherwise set forth in the Intercreditor and Subordination Agreement; or

(l)   Bankruptcy; Insolvency. After the Confirmation Date, Borrowers or any of their Subsidiaries shall: (i) become insolvent or be unable to pay their debts as they mature; (ii) make an assignment for the benefit of creditors or to an agent authorized to liquidate any substantial amount of their properties and assets; (iii) file a voluntary petition in bankruptcy or seeking reorganization or to effect a plan or other arrangement with creditors; (iv) file an answer admitting the material allegations of an involuntary petition relating to bankruptcy or reorganization or join in any such petition; (v) become or be adjudicated as bankrupt; (vi) apply for or consent to the appointment of, or consent that an order be made, appointing any receiver, custodian or trustee, for themselves or any of their properties, assets or businesses; or (vii) in an involuntary proceeding, any receiver, custodian or trustee shall have been appointed for all or substantial part of Borrower's or any of their Subsidiaries' properties, assets or businesses and shall not be discharged within 30 days after the date of such appointment.

8.2   Rights and Remedies. Upon the occurrence of any Event of Default specified in Sections (f) or (l) of Section 8.1, the Commitments shall automatically and immediately terminate and the unpaid principal amount of and any and all accrued interest on the Loans, an amount equal to the maximum amount that may at any time be drawn under all Letters of Credit then outstanding (whether or not any beneficiary thereof shall have presented or be entitled to present any documents required to draw on such Letters of Credit), and any and all accrued fees and other Obligations shall automatically become immediately due and payable, with all additional interest from time to time accrued thereon and without presentation, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisement, diligence, presentment, notice of intent to demand or accelerate and notice of acceleration), all of which are hereby expressly waived by Borrowers or their Subsidiaries, and upon the occurrence and during the continuance of any other Event of Default, the Administrative Agent shall at the request, or may with the consent of the Majority Lenders, by written notice to Borrowers, (i) declare that the Commitments are terminated, whereupon the Commitments shall immediately terminate, (ii) declare the unpaid principal amount of and any and all accrued and unpaid interest on the Loans and an amount equal to the maximum amount that may at any time be drawn under all Letters of Credit then outstanding (whether or not any beneficiary thereof shall have presented or be entitled to present any documents required to draw on such Letters of Credit), and any and all accrued fees and other Obligations to be, and the same shall thereupon be, immediately due and payable with all additional interest from time to time accrued thereon and without presentation, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisement, diligence, presentment, notice of intent to demand or accelerate and notice of acceleration), all of which are hereby expressly waived by Borrowers. In the event that pursuant to the foregoing provisions, an amount equal to the maximum amount of all Letters of Credit outstanding shall become due, upon demand by the Administrative Agent on behalf of Lenders, Borrowers shall cash collateralize such Letters of Credit in an amount equal to the maximum amount of such outstanding Letters of Credit and in the event that Borrowers shall fail to promptly provide such cash collateral, Lenders may, but shall not be required to, advance Loans for the account of Borrowers to provide such cash collateralization. The rights and remedies of the Lenders hereunder shall be binding upon a Chapter 11 or Chapter 7 Trustee in any Bankruptcy case relating to Borrowers.

8.3   Remedies; Obtaining the Collateral Upon Default. Upon the occurrence and during the continuance of an Event of Default, to the extent any such action is not inconsistent with the Confirmation Order and the Intercreditor and Subordination Agreement, the Administrative Agent or the Collateral Agent on behalf of the Lenders, the Administrative Agent and the Collateral Agent shall have all rights as a secured creditor under the UCC in all relevant jurisdictions and may:

(a)   perform all acts attendant to the Loans extended hereunder and to exercise all remedies in the case of any Event of Default hereunder;

(b)   personally, or by agents or attorneys, retake possession of the Collateral or any part thereof, from Borrowers and their Subsidiaries or any other Person who then has possession of any part thereof with or without notice or process of law (but subject to any applicable laws), and for that purpose may enter upon Borrowers' or any of their Subsidiaries' premises where any of the Collateral is located and remove the same and use in connection with such removal any and all services, supplies, aids and other facilities of Borrowers or any of their Subsidiaries;

(c)   sell, assign or otherwise liquidate, or direct Borrowers or any of their Subsidiaries to sell, assign or otherwise liquidate, any or all of the Collateral or any part thereof, and take possession of the proceeds of any such sale or liquidation;

(d)   apply any and all funds held by the Collateral Agent, on behalf of the Lenders, the Administrative Agent and the Collateral Agent to the Obligations hereunder; and

(e)   take possession of the Collateral or any part thereof, by directing Borrowers and any of their Subsidiaries in writing to deliver the same to the Administrative Agent or the Collateral Agent at any place or places designated by the

Administrative Agent or the Collateral Agent, in which event Borrowers and any of their Subsidiaries shall at their own expense:

(i)   forthwith cause the same to be moved to the place or places so designated by the Administrative Agent or the Collateral Agent and there delivered to the Administrative Agent or the Collateral Agent;

(ii)   while the Collateral shall be stored and kept, provide such guards and maintenance services as shall be necessary to protect the same and to preserve and maintain them in good condition; and

it being understood that Borrowers or any of their Subsidiaries obligation so to deliver the Collateral is of the essence of this Agreement and that, accordingly, upon application to the Bankruptcy Court, the Administrative Agent or the Collateral Agent shall be entitled to a decree requiring specific performance by Borrowers or any of their Subsidiaries of such obligation.

8.4   Remedies, Disposition of the Collateral. Upon the occurrence and during the continuance of an Event of Default, and to the extent not inconsistent with the Confirmation Order and the Intercreditor and Subordination Agreement, any Collateral repossessed by the Collateral Agent, and any other Collateral whether or not so repossessed by the Collateral Agent, may be sold, assigned, leased or otherwise disposed of under one or more contracts or as an entirety, and without the necessity of gathering at the place of sale the property to be sold, and in general in such manner, at such time or times, at such place or places and on such terms as the Collateral Agent may, in compliance with any applicable laws, determined to be commercially reasonable. Any of the Collateral may be sold, leased or otherwise disposed of, in the condition in which the same existed when taken by the Collateral Agent or after any overhaul or repair which the Collateral Agent shall determine to be commercially reasonable. Any such disposition which shall be a private sale or other private proceeding permitted by applicable laws shall be made upon not less than 30 days' written notice to Borrowers specifying the time at which such disposition is to be made and the intended sale price or other consideration therefor, and shall be subject, for the 30 days after the giving of such notice, to the right of Borrowers or any nominee of Borrowers to acquire the Collateral involved at a price or for such other consideration at least equal to the intended sale price or other consideration so specified. Any such disposition which shall be a public sale permitted by applicable laws shall be made upon not less than 30 days' written notice to Borrowers specifying the time and place of such sale and, in the absence of applicable laws, shall be by public auction (which may, at the Collateral Agent's option, be subject to reserve), after publication of notice of such auction not less than 30 days prior thereto in two newspapers in national circulation. To the extent permitted by any applicable laws, the Collateral Agent on behalf of the Lenders, the Administrative Agent and the Collateral Agent may bid for and become the purchaser of the Collateral or any item thereof, offered for sale in accordance with this Section 8.4 without accountability to Borrowers or any of their Subsidiaries (except to the extent of surplus money received). If, under applicable laws, the Collateral Agent shall be required to make disposition of the Collateral within a period of time which does not permit the giving of notice to Borrowers as herein above specified, the Collateral Agent need give Borrowers only such notice of disposition as shall be reasonably practicable.

8.5   Recourse. Except as required by the Bankruptcy Code or by order of the Bankruptcy Court, Borrowers shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to satisfy the Obligations. Borrowers shall also be liable for all reasonable expenses of the Collateral Agent incurred in connection with collecting such deficiency, including, without limitation, the reasonable fees and disbursements of any attorneys and other professionals employed by the Collateral Agent to collect such deficiency.

8.6   Rights Not Exclusive. The rights provided for in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law or in equity, or under any other instrument, document or agreement now existing or hereafter arising.

ARTICLE 9.

THE ADMINISTRATIVE AGENT AND THE COLLATERAL AGENT

9.1   Appointment of the Administrative Agent

BTCo is hereby appointed the Administrative Agent hereunder and under the other Loan Documents and each Lender hereby authorizes the Administrative Agent to act as its agent in accordance with the terms of this Agreement and the other Loan Documents. The Administrative Agent agrees to act upon the express conditions contained in this Agreement and the other Loan Documents, as applicable. The provisions of this Article 9 are solely for the benefit of the Administrative Agent, Lenders and the Collateral Agent, and Borrowers shall have no rights as a third party beneficiary of any of the provisions thereof. In performing its functions and duties under this Agreement, the Administrative Agent and the Collateral Agent, shall act solely as agents of Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Borrowers or any Subsidiary of any Borrower.

9.2   Powers and Duties; General Immunity

(a)   Powers; Duties Specified. Each Lender irrevocably authorizes the Administrative Agent to take such action on such Lender's behalf and to exercise such powers, rights and remedies hereunder and under the other Loan Documents as are specifically delegated or granted to the Administrative Agent by the terms hereof and thereof, together with such powers, rights and remedies as are reasonably incidental thereto. The Administrative Agent shall have only those duties and responsibilities that are expressly specified in this Agreement and the other Loan Documents. The Administrative Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees. The Administrative Agent shall not have, by reason of this Agreement or any of the other Loan Documents, a fiduciary relationship in respect of any Lender; and nothing in this Agreement or any of the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement or any of the other Loan Documents except as expressly set forth herein or therein.

(b)   No Responsibility for Certain Matters. The Administrative Agent and the Collateral Agent shall not be responsible to any Lender for the execution, effectiveness, genuineness, validity, enforceability, collectibility or sufficiency of this Agreement or any other Loan Document or for any representations, warranties, recitals or statements made herein or therein or made in any written or oral statements or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by the Administrative Agent or the Collateral Agent to Lenders or by or on behalf of Borrowers to the Administrative Agent or the Collateral Agent or any Lender in connection with the Loan Documents and the transactions contemplated thereby or for the financial condition or business affairs of Borrowers or any other Person liable for the payment of any Obligations, nor shall the Administrative Agent or the Collateral Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Loan Documents or as to the use of the proceeds of the Loans or the use of the Letters of Credit or as to the existence or possible existence of any Event of Default or Default. Anything contained in this Agreement to the contrary notwithstanding, the Administrative Agent or the Collateral Agent shall not have any liability arising from confirmations of the amount of outstanding Loans or the Letter of Credit Usage or the component amounts thereof.

(c)   Exculpatory Provisions. Neither the Administrative Agent nor the Collateral Agent nor any of their officers, directors, employees or agents shall be liable to Lenders for any action taken or omitted by the Administrative Agent under or in connection with any of the Loan Documents except to the extent caused by the respective gross negligence or willful misconduct of the Administrative Agent or the Collateral Agent, as applicable. The Administrative Agent and the Collateral Agent shall be entitled to refrain from any act or the taking of any action (including the failure to take an action) in connection with this Agreement or any of the other Loan Documents or from the exercise of any power, discretion or authority vested in it hereunder or thereunder unless and until the Administrative Agent or the Collateral Agent, as applicable, shall have received instructions in respect thereof from Majority Lenders (or such other Lenders as may be required to give such instructions under Section 10.6) and, upon receipt of such instructions from Majority Lenders (or such other Lenders, as the case may be), the Administrative Agent or the Collateral Agent, as applicable, shall be entitled to act or (where so instructed) refrain from acting, or to exercise such power, discretion or authority, in accordance with such instructions. Without prejudice to the generality of the foregoing, (i) the Administrative Agent and the Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, and shall be entitled to rely and shall be protected in relying on opinions and judgments of attorneys, accountants, experts and other professional advisors selected by it; and (ii) no Lender shall have any right of action whatsoever against the Administrative Agent or the Collateral Agent as a result of the Administrative Agent or the Collateral Agent, as applicable, acting or (where so instructed) refraining from acting under this Agreement or any of the other Loan Documents in accordance with the instructions of Majority Lenders (or such other Lenders as may be required to give such instructions under Section 10.6).

(d)   The Administrative Agent Entitled to Act as Lender. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, the Administrative Agent in its individual capacity as a Lender hereunder. With respect to its participation in the Loans and the Letters of Credit, the Administrative Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it hereunder, and the term "Lender" or "Lenders" or any similar term shall, unless the context clearly otherwise indicates, include the Administrative Agent in its individual capacity. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of banking, trust, financial advisory or other business with Borrowers or any of their Affiliates as if it were not performing the duties specified herein, and may accept fees and other consideration from Borrowers for services in connection with this Agreement and otherwise without having to account for the same to Lenders.

9.3   <u>Representations and Warranties; No Responsibility For Appraisal of Creditworthiness</u>. Each Lender represents and warrants that it has made its own independent investigation of the financial condition and affairs of Borrowers and any Subsidiary of any Borrower in connection with the making of the Loans and the issuance of Letters of Credit hereunder and that it has made and shall continue to make its own appraisal of the creditworthiness of Borrowers and any Subsidiary of any Borrower. The Administrative Agent or the Collateral Agent shall not have any duty or responsibility, either initially or on a continuing basis, to make any such investigation or any such appraisal on behalf of Lenders or to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter, and the Administrative Agent and the Collateral Agent shall not have any responsibility with respect to the accuracy of or the completeness of any information provided to Lenders.

9.4   <u>Right to Indemnity</u>. Each Lender, in proportion to its Pro Rata Share, severally agrees to indemnify the Administrative Agent and, subject to the provisions of the Intercreditor and Subordination Agreement, the Collateral Agent, to the extent that the Administrative Agent or the Collateral Agent, as applicable, shall not have been reimbursed by Borrowers, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent or the Collateral Agent, as applicable, in exercising its powers, rights and remedies or performing its duties hereunder or under the other Loan Documents or otherwise in its capacity as the Administrative Agent or the Collateral Agent, as applicable, in any way relating to or arising out of this Agreement or the other Loan Documents; <u>provided</u> that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the respective gross negligence or willful misconduct of the Administrative Agent or the Collateral Agent, as applicable. If any indemnity furnished to the Administrative Agent or the Collateral Agent for any purpose shall, in the opinion of the Administrative Agent or the Collateral Agent, as applicable, be insufficient or become impaired, the Administrative Agent or, subject to the provisions of the Intercreditor and Subordination Agreement, the Collateral Agent, as applicable, may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished.

9.5 [Successor Administrative Agent and Collateral Agent](). The Administrative Agent or the Collateral Agent may resign at any time by giving 30 days' prior written notice thereof to Lenders and Borrowers, and the Administrative Agent or the Collateral Agent may be removed at any time with or without cause by an instrument or concurrent instruments in writing delivered to Borrowers and the Administrative Agent and signed by Majority Lenders. Upon any such notice of resignation or any such removal, Majority Lenders shall have the right, upon five Business Days' notice to Borrowers, to appoint a successor Administrative Agent or Collateral Agent, as applicable. Upon the acceptance of any appointment as the Administrative Agent or Collateral Agent, as applicable, hereunder by a successor Administrative Agent or Collateral Agent, as applicable, that successor Administrative Agent or Collateral Agent, as applicable, shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Administrative Agent or Collateral Agent, as applicable, and the retiring or removed Administrative Agent or Collateral Agent, as applicable, shall be discharged from its duties and obligations under this Agreement. After any retiring or removed Administrative Agent's, or any retiring or removed Collateral Agent's, resignation or removal hereunder as the Administrative Agent or the Collateral Agent, the provisions of this Article 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent or Collateral Agent, as applicable, under this Agreement.

9.6 [Intercreditor and Subordinated Agreement; Collateral Matters](). Each Lender hereby appoints BofA to serve as the Collateral Agent pursuant to the terms and conditions of the Intercreditor and Subordination Agreement and the Security Agreements. Each Lender hereby authorizes the Administrative Agent to enter into the Intercreditor and Subordination Agreement on behalf of and for the benefit of that Lender, and agrees to be bound by the terms of the Intercreditor and Subordination Agreement; provided that the Administrative Agent shall not enter into or consent to any amendment, modification, termination or waiver of any provision contained in the Intercreditor and Subordination Agreement without the prior consent of the Majority Lenders. Each Lender hereby authorizes the Collateral Agent to enter into the Security Agreements and to take all action contemplated by the Intercreditor and Subordination Agreement; provided that except as otherwise expressly provided in such Security Agreements or Intercreditor and Subordination Agreement, the Collateral Agent shall not enter into or consent to any amendment, modification, termination or waiver of any provision contained in any Security Agreements without the prior written consent of Majority Lenders. Each Lender agrees that no Lender shall have any right individually to seek or to enforce any Security Agreements or to realize upon the security granted by any Security Agreements, it being understood and agreed that such rights and remedies may be exercised by the Collateral Agent for the benefit of Lenders and the parties to the Intercreditor and Subordination Agreement upon the terms of the Security Agreements and the Intercreditor and Subordination Agreement. The Collateral Agent is authorized on behalf of all the Lenders, without the necessity of further consent from the Lenders, from time to time to take any action with respect to any Collateral or Security Agreements which may be necessary to perfect and maintain perfected the security interest in and Liens upon the Collateral granted pursuant to the Security Agreements. The Collateral Agent shall have only those duties and responsibilities that are expressly specified in this Agreement, the Intercreditor and Subordination Agreement and the Security Agreements. The Collateral Agent shall not have, by reason of this Agreement or any of the other Loan Documents, a fiduciary relationship in respect of any Lender; and nothing in this Agreement or any of the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Collateral Agent any obligations in respect of this Agreement or any of the other Loan Documents except as expressly set forth herein or therein. Subject to the Intercreditor and Subordination Agreement, the Lenders irrevocably authorize the Collateral Agent, at its option and in its discretion, to release any Lien granted to or held by the Collateral Agent upon any Collateral:

(a)   upon termination of the Commitments and the payment in full of all Loans and all other Obligations other than Contingent Obligations and indemnities that survive the payment of the Loans payable under this Agreement and under any other Loan Document;

(b)   constituting property sold or to be sold or disposed of as part of or in connection with any Disposition permitted hereunder subject to compliance with the Intercreditor and Subordination Agreement and Sections 2.4 and 7.2 hereof;

(c)   constituting property in which Borrowers or any Subsidiary owned no interest at the time the Lien was granted or at any time thereafter;

(d)   constituting property leased to Borrowers or any Subsidiary under a lease which has expired or been terminated in a transaction permitted under this Agreement or is about to expire and which has not been, and is not intended by Borrowers or such Subsidiary to be, renewed or extended;

(e)   consisting of an instrument evidencing Indebtedness or other debt instrument if the Indebtedness evidenced thereby has been paid in full; or

(f)   if approved, authorized or ratified in writing by the Majority Lenders.

Upon request by the Collateral Agent at any time, the Lenders will confirm in writing the Collateral Agent's authority to release particular types or items of Collateral pursuant to this Section 9.6.

ARTICLE 10.

MISCELLANEOUS

10.1   Assignments and Participations in Loans and Letters of Credit.

(a)   General. Subject to Section 10.1(b), each Lender shall have the right at any time to (i) sell, assign or transfer to any Eligible Assignee, or (ii) sell participations to any Person in, all or any part of its Commitment or any Loan or Loans made by it or its Letters of Credit or participations therein or any other interest herein or in any other Obligations owed to it; provided that no such sale, assignment, transfer or participation shall, without the consent of Borrowers, require Borrowers to file a registration statement with the Securities and Exchange Commission or apply to qualify such sale, assignment, transfer or participation under the securities laws of any state; and provided, further that no such sale, assignment, transfer or participation of any Letter of Credit or any participation therein may be made separately from a sale, assignment, transfer or participation of a corresponding interest in the Commitment and the Loans of the Lender effecting such sale, assignment, transfer or participation. Except as otherwise provided in this Section 10.1, no Lender shall, as between Borrowers and such Lender, be relieved of any of its obligations hereunder as a result of any sale, assignment or transfer of, or any granting of participations in, all or any part of its Commitment or the Loans, the Letters of Credit or participations therein, or the other Obligations owed to such Lender.

(b)   Assignments.

(i)   Amounts and Terms of Assignments. Each Commitment, Loan, Letter of Credit or participation therein, or other Obligation may (a) be assigned in any amount to another Lender, or to an Affiliate of the assigning Lender or another Lender, with the giving of notice to Borrowers and the Administrative Agent or (b) be assigned in an aggregate amount of not less than $1,000,000 (or such lesser amount as shall constitute the aggregate amount of the Commitment, Loans, Letters of Credit and participations therein, and other Obligations of the assigning Lender) to any other Eligible Assignee with the giving of notice to Borrowers and with the consent of the Administrative Agent (which consent shall not be unreasonably withheld or delayed). To the extent of any such assignment in accordance with either clause (a) or (b) above, the assigning Lender shall be relieved of its obligations with respect to its Commitment, Loans, Letters of Credit or participations therein, or other Obligations or the portion thereof so assigned. The parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance, an Assignment Agreement, together with a processing and recordation fee of $3,000 and such forms, certificates or other evidence, if any, with respect to United States federal income tax withholding matters as the assignee under such Assignment Agreement may be required to deliver to the Administrative Agent pursuant to Section 2.7(b)(iii)a. Upon such execution, delivery and acceptance, from and after the effective date specified in such Assignment Agreement, (y) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment Agreement, shall have the rights and obligations of a Lender hereunder and (z) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights (other than any rights which survive the termination of this Agreement under Section 10.9(b) and be released from its obligations under this Agreement (and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto; provided that, anything contained in any of the Loan Documents to the contrary notwithstanding, if such Lender is the Issuing Lender with respect to any outstanding Letters of Credit such Lender shall continue to have all rights and obligations of an Issuing Lender with respect to such Letters of Credit until the cancellation or expiration of such Letters of Credit and the reimbursement of any amounts drawn thereunder). The Commitments hereunder shall be modified to reflect the Commitment of such assignee and any remaining Commitment of such assigning Lender and, if any such assignment occurs after the issuance of any Notes hereunder, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its Note, if any, to the Administrative Agent for cancellation, and thereupon new Notes shall be issued to the assignee or to the assigning Lender, substantially in the form of Exhibit A annexed hereto with appropriate insertions, to reflect the new Commitments of the assignee and the assigning Lender.

(ii)   Acceptance by the Administrative Agent. Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee representing that it is an Eligible Assignee, together with the processing fee referred to in Section 10.1(b)(i) and any forms, certificates or other evidence with respect to United States federal income tax withholding matters that such assignee may be required to deliver to the Administrative Agent pursuant to Section 2.7(b)(iii)a, the Administrative Agent shall, if the Administrative Agent and the Borrowers have consented to the assignment evidenced thereby (to the extent such consent is required pursuant to Section 10.1(b)(i)), (a) accept such Assignment Agreement by executing a counterpart thereof as provided therein (which acceptance shall evidence any required consent of the Administrative Agent to such assignment) and (b) give prompt notice thereof to Borrowers. The Administrative Agent shall maintain a copy of each Assignment Agreement delivered to and accepted by it as provided in this Section 10.1(b)(ii).

(c)   Participations. The holder of any participation, other than an Affiliate of the Lender granting such participation, shall not be entitled to require such Lender to take or omit to take any action hereunder except action directly affecting (i) the extension of the scheduled final maturity date of any Loan allocated to such participation or (ii) a reduction of the principal amount of or the rate of interest payable on any Loan allocated to such participation, and all amounts payable by Borrowers hereunder (including amounts payable to such Lender pursuant to Sections 2.6(d), 2.7 and 3.6) shall be determined as if such Lender had not sold such participation. Borrowers and each Lender hereby acknowledge and agree that, solely for purposes of Sections 10.4 and 10.5, (a) any participation will give rise to a direct obligation of Borrowers to the participant and (b) the participant shall be considered to be a "Lender".

(d)   Assignments to Federal Reserve Banks. In addition to the assignments and participations permitted under the foregoing provisions of this Section 10.1, any Lender may assign and pledge all or any portion of its Loans, the other Obligations owed to such Lender, and its Note to any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors of the Federal Reserve System and any operating circular issued by such Federal Reserve Bank; provided that (i) no Lender shall, as between Borrowers and such Lender, be relieved of any of its obligations hereunder as a result of any such assignment and pledge and (ii) in no event shall such Federal Reserve Bank be considered to be a "Lender" or be entitled to require the assigning Lender to take or omit to take any action hereunder.

(e)   Information. Each Lender may furnish any information concerning Borrowers and any Subsidiary of any Borrower in the possession of that Lender from time to time to assignees and participants (including prospective assignees and participants), subject to Section 10.19.

(f)   Representations of Lenders. Each Lender listed on the signature pages hereof hereby represents and warrants (i) that it is an Eligible Assignee described in clause (a) of the definition thereof; (ii) that it has experience and expertise in the making of loans such as the Loans; and (iii) that it will make its Loans for its own account in the ordinary course of its business and without a view to distribution of such Loans within the meaning of the Securities Act or the Exchange Act or other federal securities laws (it being understood that, subject to the provisions of this Section 10.1, the disposition of such Loans or any interests therein shall at all times remain within its exclusive control). Each Lender that becomes a party hereto pursuant to an Assignment Agreement shall be deemed to agree that the representations and warranties of such Lender contained in Section 2(c) of such Assignment Agreement are incorporated herein by this reference.

10.2   Costs and Expenses. Borrowers shall whether or not the transactions contemplated hereby shall be consummated:

(a)   pay or reimburse each Lender, the Administrative Agent and the Collateral Agent within 30 days after demand (subject to subsection 4.1(d) for all reasonable costs and expenses incurred by each Lender, the Administrative Agent and the Collateral Agent (including fees and expenses described in subsection (c) below) in connection with the negotiation, development, preparation, delivery and execution of this Agreement, any Loan Document and any other documents prepared in connection herewith or therewith, and the consummation of the transactions contemplated hereby and thereby, including title insurance, recording and other fees incurred by the Administrative Agent or the Collateral Agent with respect thereto and the reasonable Attorney Costs incurred by each Lender and the Administrative Agent with respect thereto;

(b)   pay or reimburse each Lender, the Administrative Agent and the Collateral Agent within 30 days after demand (subject to subsection 4.1(d)) for all reasonable costs and expenses incurred by them in connection with the negotiation, renegotiation, restructure, workout, enforcement, attempted enforcement, or preservation of any rights or remedies (including in connection with any "workout" or restructuring regarding the Loans and including in any insolvency proceeding or appellate proceeding) under this Agreement, any other Loan Document, and any such other documents, including reasonable Attorney Costs incurred by the Administrative Agent, the Collateral Agent and any Lender; and

(c)   pay or reimburse the Administrative Agent and the Collateral Agent within 30 days after demand for all reasonable costs and expenses incurred by each Lender, the Administrative Agent and the Collateral Agent subsequent to the Closing Date in connection with this Agreement including, without limitation, all reasonable costs and expenses incurred in connection with the administration and enforcement of this Agreement and Loan Documents.

(d)   pay or reimburse each Lender within 30 days after demand (subject to Section 4.1(d)) for all reasonable costs and expenses incurred by such Lender by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain such Loan if any payment of principal of any Loan is made by Borrowers to or for the account of any Lender as a result of a prepayment or payment pursuant to Section 2.4.

The agreements of Borrowers set forth in this Section shall survive the termination of this Agreement.

10.3   Indemnity. Borrowers shall pay, indemnify, and hold each Lender, the Administrative Agent, the Collateral Agent and each of their respective officers, directors, employees, counsel, agents and attorneys-in-fact (each, an "Indemnified Person") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, charges, expenses or disbursements (including reasonable Attorney Costs) of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement and any other Loan Documents, or the transactions contemplated hereby and thereby, and with respect to any investigation, litigation or proceeding (including any insolvency proceeding or appellate proceeding) related to this Agreement, the Loan Documents, or the Loans or the use of the proceeds thereof, whether or not any Indemnified Person is a party thereto (all the foregoing, collectively, the "Indemnified Liabilities"); provided, however, that Borrowers shall have no obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of such Indemnified Person.

Borrowers hereby agree to indemnify, defend and hold harmless each Indemnified Person, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, charges, expenses or disbursements (including reasonable Attorney Costs and the allocated cost of internal environmental audit or review services), which may be incurred by or asserted against such Indemnified Person in connection with or arising out of any pending or threatened investigation, litigation or proceeding, or any action taken by any Person, with respect to any Environmental Claim arising out of or related to any Property subject to a Mortgage in favor of the Collateral Agent or any Lender. No action taken by legal counsel chosen by the Administrative Agent, the Collateral Agent or any Lender in defending against any such investigation, litigation or proceeding or requested remedial, removal or response action shall vitiate or in any way impair Borrowers' obligation and duty hereunder to indemnify and hold harmless the Administrative Agent, the Collateral Agent and each Lender.

In no event shall any site visit, observation, or testing by the Administrative Agent, the Collateral Agent or any Lender (or any contractor of the Administrative Agent, the Collateral Agent or any Lender) be deemed a representation or warranty that Hazardous Materials are or are not present in, on, or under the site, or that there has been or shall be compliance with any Environmental Law. Neither Borrowers nor any other Person is entitled to rely on any site visit, observation, or testing by the Administrative Agent, the Collateral Agent or any Lender. Neither the Administrative Agent, the Collateral Agent nor any Lender owes any duty of care to protect Borrowers or any other Person against, or to inform Borrowers or any other party of, any Hazardous Materials or any other adverse condition affecting any site or Property. Neither the Administrative Agent, the Collateral Agent nor any Lender shall be obligated to disclose to Borrowers or any other Person any report or findings made as a result of, or in connection with, any site visit, observation, or testing by the Administrative Agent, the Collateral Agent or any Lender.

At the election of any Indemnified Person, Borrowers shall defend such Indemnified Person using legal counsel satisfactory to such Indemnified Person in such Person's reasonable discretion, at the sole cost and expense of Borrowers. All amounts owing under this Section 10.3 shall be paid within 30 days after demand.

Without limiting the generality of the foregoing, any amount required to be paid by any Lender to the Administrative Agent, the Collateral Agent, any Administrative Agent-Related Person or any Collateral Agent-Related Person pursuant to Section 9.7 shall constitute an Indemnified Liability recoverable by such Lender from Borrowers, so long as such Indemnified

Liability does not arise from the gross negligence or willful misconduct such Lender. The agreements in this Section shall survive payment of all other Obligations.

10.4 Set-Off

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default each Lender is hereby authorized by Borrowers at any time or from time to time, without notice to Borrowers or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts) and any other Indebtedness at any time held or owing by that Lender to or for the credit or the account of Borrowers against and on account of the obligations and liabilities of Borrowers to that Lender under this Agreement, the Letters of Credit and participations therein and the other Loan Documents, including all claims of any nature or description arising out of or connected with this Agreement, the Letters of Credit and participations therein or any other Loan Document, irrespective of whether or not (i) that Lender shall have made any demand hereunder or (ii) the principal of or the interest on the Loans or any amounts in respect of the Letters of Credit or any other amounts due hereunder shall have become due and payable pursuant to Article 8 and although said obligations and liabilities, or any of them, may be contingent or unmatured.

10.5 Ratable Sharing. Lenders hereby agree among themselves that if any of them shall, whether by voluntary payment (other than a voluntary prepayment of Loans made and applied in accordance with the terms of this Agreement), by realization upon security, through the exercise of any right of set-off or banker's lien, by counterclaim or cross action or by the enforcement of any right under the Loan Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under the Bankruptcy Code, receive payment or reduction of a proportion of the aggregate amount of principal, interest, amounts payable in respect of Letters of Credit, fees and other amounts then due and owing to that Lender hereunder or under the other Loan Documents (collectively, the "Aggregate Amounts Due" to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (i) notify Administrative Agent and each other Lender of the receipt of such payment and (ii) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in proportion to the Aggregate Amounts Due to them; provided that if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of Borrowers or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. Borrowers expressly consent to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker's lien, set-off or counterclaim with respect to any and all monies owing by Borrowers to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder.

10.6   <u>Amendments and Waivers</u>. No amendment, modification, termination or waiver of any provision of this Agreement or of the Notes, and no consent to any departure by Borrowers therefrom, shall in any event be effective without the written concurrence of Majority Lenders; <u>provided</u> that any such amendment, modification, termination, waiver or consent which:

(a)   extends the final scheduled maturity of any Loan or Note or extends the stated maturity of any Letter of Credit beyond the Termination Date, or reduces the rate or extends the time of payment of interest or fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates), or reduces the principal amount thereof (except to the extent repaid in cash); or

(b)   releases all or substantially of the Collateral (except as expressly provided in the Loan Documents) under all the Collateral Documents; or

(c)   amends, modifies or waives any provision of this Section 10.6; or

(d)   reduces the percentage specified in the definition "Majority Lenders" (it being understood that, with the consent of Majority Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of Majority Lenders); or

(e)   consents to the assignment or transfer by Borrowers of any of their rights and obligations under this Agreement or any other Loan Document;

shall be effective only if evidenced in a writing signed by or on behalf of all Lenders (with Obligations being directly affected in the case of clause (a) above).

In addition, (i) no amendment, modification, termination or waiver which increases the Commitments of any Lender over the amount thereof then in effect shall be effective without the written concurrence of such Lender, (ii) no amendment, modification, termination or waiver of any provision of any Note shall be effective without the written concurrence of the Lender which is the holder of that Note, and (iii) no amendment, modification, termination or waiver of any provision of Article 9 or of any other provision of this Agreement which, by its terms, expressly requires the approval or concurrence of Administrative Agent shall be effective without the written concurrence of Administrative Agent. Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of that Lender. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on Borrowers in any case shall entitle Borrowers to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 10.6 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by Borrowers, on Borrowers.

10.7   <u>Independence of Covenants</u>. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or Default if such action is taken or condition exists.

10.8   Notices. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, telexed or sent by telefacsimile or United States mail or courier service and shall be deemed to have been given when delivered in person or by courier service, upon receipt of telefacsimile or telex, or three Business Days after depositing it in the United States mail with postage prepaid and properly addressed; provided that notices to Administrative Agent shall not be effective until received. For the purposes hereof, the address of each party hereto shall be as set forth under such party's name on the signature pages hereof or (i) as to Borrowers and Administrative Agent, such other address as shall be designated by such Person in a written notice delivered to the other parties hereto and (ii) as to each other party, such other address as shall be designated by such party in a written notice delivered to Administrative Agent.

10.9   Survival of Representations, Warranties and Agreements.

(a)   All representations, warranties and agreements made herein shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of the Letters of Credit hereunder.

(b)   Notwithstanding anything in this Agreement or implied by law to the contrary, the agreements of Borrowers set forth in Sections 2.6(d), 2.7, 3.5(a), 3.6, 10.2, 10.3 and 10.4 and the agreements of Lenders set forth in Sections 9.2(c), 9.4 and 10.5 shall survive the payment of the Loans, the cancellation or expiration of the Letters of Credit and the reimbursement of any amounts drawn thereunder, and the termination of this Agreement.

10.10   Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of Administrative Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Loan Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement and the other Loan Documents are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.11   Marshalling; Payments Set Aside. Neither Administrative Agent nor any Lender shall be under any obligation to marshal any assets in favor of Borrowers or any other party or against or in payment of any or all of the Obligations. To the extent that Borrowers make a payment or payments to Administrative Agent or Lenders (or to Administrative Agent for the benefit of Lenders), or Administrative Agent or Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

10.12   Severability.

In case any provision in or obligation under this Agreement or the Notes shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

10.13   Obligations Several; Independent Nature of Lenders' Rights.

The obligations of Lenders hereunder are several and no Lender shall be responsible for the obligations or Commitment of any other Lender hereunder. Nothing contained herein or in any other Loan Document, and no action taken by Lenders pursuant hereto or thereto, shall be deemed to constitute Lenders as a partnership, an association, a joint venture or any other kind of entity. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt, and each Lender shall be entitled to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose.

10.14   Headings.   Section and Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

10.15   Applicable Law.   THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

10.16   Successors and Assigns.   This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of Lenders (it being understood that Lenders' rights of assignment are subject to Section 10.1). Neither any Borrower's rights or obligations hereunder nor any interest therein may be assigned or delegated by such Borrower without the prior written consent of all Lenders.

10.17   Consent to Jurisdiction and Service of Process.   ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST BORROWERS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY OBLIGATIONS THEREUNDER, MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY AND CITY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, BORROWERS, FOR THEMSELVES AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY

> (I)   ACCEPT GENERALLY AND UNCONDITIONALLY THE NONEXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS;

> (II)   WAIVE ANY DEFENSE OF *FORUM NON CONVENIENS*;

(III)   AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO BORROWERS AT THEIR ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 10.8;

(IV)   AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER BORROWERS IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT;

(V)   AGREE THAT LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST BORROWERS IN THE COURTS OF ANY OTHER JURISDICTION; AND

(VI)   AGREE THAT THE PROVISIONS OF THIS SECTION 10.17 RELATING TO JURISDICTION AND VENUE SHALL BE BINDING AND ENFORCEABLE TO THE FULLEST EXTENT PERMISSIBLE UNDER NEW YORK GENERAL OBLIGATIONS LAW SECTION 5-1402 OR OTHERWISE.

10.18   Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on this waiver in entering into this Agreement, and that each will continue to rely on this waiver in their related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 10.18 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

10.19   Confidentiality. Each Lender shall hold all non-public information obtained pursuant to the requirements of this Agreement which has been identified as confidential by Borrowers in accordance with such Lender's customary procedures for handling confidential information of this nature and in accordance with safe and sound banking practices, it being understood and agreed by Borrowers that in any event a Lender may make disclosures to Affiliates of such Lender or disclosures reasonably required by any bona fide assignee, transferee or participant in connection with the contemplated assignment or transfer by such Lender of any Loans or any participations therein or disclosures required or requested by any governmental agency or representative thereof or pursuant to legal process; provided that, unless specifically prohibited by applicable law or court order, each Lender shall notify Borrowers of any request by any governmental agency or representative thereof (other than any such request in connection with any examination of the financial condition of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information; and provided, further that in no event shall any Lender be obligated or required to return any materials furnished by Borrowers and any Subsidiary of any Borrower.

10.20   Counterparts; Effectiveness. This Agreement and any amendments, waivers, consents or supplements hereto or in connection herewith may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by Borrowers and The Administrative Agent of written or telephonic notification of such execution and authorization of delivery thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

UNITED ARTISTS THEATRE COMPANY

By: _____
Name:
Title:

Notice Address:

9110 E. Nichols Avenue, Suite 200
Englewood, CO 80112-3405
Attention: Gene Hardy, Esq.
Executive Vice President and
General Counsel
Tel: (303) 792-8630
Fax: (303) 792-8649
Email: ghardy@uatc.com

UNITED ARTISTS THEATRE CIRCUIT, INC.

By: _____
Name:
Title:

Notice Address:

9110 E. Nichols Avenue, Suite 200
Englewood, CO 80112-3405
Attention: Gene Hardy, Esq.
Executive Vice President and
General Counsel
Tel: (303) 792-8630
Fax: (303) 792-8649
Email: ghardy@uatc.com

UNITED ARTISTS REALTY COMPANY

By: _____

Name:

Title:

Notice Address:

9110 E. Nichols Avenue, Suite 200

Englewood, CO 80112-3405

Attention: Gene Hardy, Esq.

    Executive Vice President and

    General Counsel

    Tel: (303) 792-8630

    Fax: (303) 792-8649

    Email: ghardy@uatc.com

UNITED ARTISTS PROPERTIES I CORP.

By: _____

Name:

Title:

Notice Address:

9110 E. Nichols Avenue, Suite 200

Englewood, CO 80112-3405

Attention: Gene Hardy, Esq.

    Executive Vice President and

    General Counsel

    Tel: (303) 792-8630

    Fax: (303) 792-8649

    Email: ghardy@uatc.com

UNITED ARTISTS PROPERTIES II CORP.

By: _____
Name:
Title:

Notice Address:

9110 E. Nichols Avenue, Suite 200
Englewood, CO 80112-3405
Attention: Gene Hardy, Esq.
               Executive Vice President and
               General Counsel
               Tel: (303) 792-8630
               Fax: (303) 792-8649
               Email: ghardy@uatc.com

BANKERS TRUST COMPANY,
as Administrative Agent and as a Lender

By: _____
Name:
Title:

Notice Address:

130 Liberty Street
14th Floor
New York, NY 10006
Attention: Chris Dibiase
            Tel: (212) 250-4502
            Fax: (212) 250-6029/7351

With a copy to:

300 South Grand Avenue
41st Floor
Los Angeles, CA 90071
Attention: William Shpall
            Tel: (213) 620-8257
            Fax: (213) 620-8484

With respect to Standby Letters of Credit:

130 Liberty Street, 14th Floor
New York, NY 10006
Attention: Joe Rozing
            Tel: (212) 250-4369
            Fax: (212) 250-5817

With respect to Commercial Letters of Credit:

130 Liberty Street, 14th Floor
New York, NY 10006
Attention: Joe Rozing
            Tel: (212) 250-4369
            Fax: (212) 250-5817

DEUTSCHE BANK AG, NEW YORK BRANCH,
as an Issuing Lender

By:
    Name: Paul Hatfield
    Title: Vice President

Notice Address:

130 Liberty Street
14th Floor
New York, NY 10006
Attention: Chris Dibiase
        Tel: (212) 250-4502
        Fax: (212) 250-6029/7351

With a copy to:

300 South Grand Avenue
41st Floor
Los Angeles, CA 90071
Attention: William Shpall
        Tel: (213) 620-8257
        Fax: (213) 620-8484

With respect to Standby Letters of Credit:

130 Liberty Street, 14th Floor
New York, NY 10006
Attention: Joe Rozing
        Tel: (212) 250-4369
        Fax: (212) 250-5817

With respect to Commercial Letters of Credit:

130 Liberty Street, 14th Floor
New York, NY 10006
Attention: Joe Rozing
        Tel: (212) 250-4369
        Fax: (212) 250-5817

FOOTHILL INCOME TRUST II, L.P.,
as a Lender
By FIT II GP, LLC, Its General Partner

_____
Name:
Title: Managing Partner

Notice Address:
2450 Colorado Avenue, Suite 3000 West
Santa Monica, CA 90404
Attention: Dennis Ascher
      Tel: (310) 453-7377
      Fax: (310) 453-7470

With a copy to:

c/o Foothill Capital Corporation
2450 Colorado Avenue, Suite 3000 West
Santa Monica, CA 90404
Attention: Samuel Tyler
      Tel: (310) 453-7389
      Fax: (310) 453-7470

EXHIBITS

EXHIBIT A	NOTE
EXHIBIT B	CERTIFICATE RE NON-BANK STATUS
EXHIBIT C	FORM OF LEGAL OPINION
EXHIBIT D	CONFIRMATION ORDER
EXHIBIT E	NOTICE TO DEPOSITORY INSTITUTION
EXHIBIT F	SECURITY AGREEMENT
EXHIBIT G	STOCK PLEDGE AGREEMENT
EXHIBIT H	UAPH II STOCK PLEDGE AGREEMENT
EXHIBIT I	FORM OF LEASEHOLD DEED OF TRUST
EXHIBIT J	FORM OF MODIFICATION OF DEED OF TRUST
EXHIBIT K	NOTICE OF BORROWING
EXHIBIT L	NOTICE OF CONVERSION/CONTINUATION
EXHIBIT M	REQUEST FOR ISSUANCE OF LETTER OF CREDIT
EXHIBIT N	FORM OF ASSIGNMENT AGREEMENT
EXHIBIT O	INTERCREDITOR AND SUBORDINATION AGREEMENT

SCHEDULES

Schedule 1.2	Mortgaged Property Descriptions
Schedule 2.1	Lenders' Commitments
Schedule 4.2(b)(ii)	Jurisdictions for Good Standing Certificates
Schedule 5.9	Title to Properties
Schedule 5.10	Taxes
Schedule 5.12	Environmental Matters
Schedule 5.16	Subsidiaries and Equity Investments
Schedule 6.11	Collateral and Deposit Account Schedules
Schedule 7.1	Permitted Liens
Schedule 7.5	Existing Indebtedness
Schedule 7.8	Certain Contingent Liabilities

TABLE OF CONTENTS